Arts
P.E. 12/31/01

02029071

AOL Time Warner INC

2001 Annual Report

NYSE: AOL
www.aoltimewarner.com

AOL Time Warner

Letter to Shareholders

We are proud of what we achieved in AOL Time Warner's first year, even in a difficult environment marked by an economic downturn and a transforming national tragedy. And we know there is much more for us to do over the next year to capitalize on the promise of the merger. We're not just running our businesses for today, but building our Company for tomorrow—and not just in the United States, but also around the world.

In 2001, we began to establish the foundations for future growth. Ours is a one-of-a-kind company with a unique array of world-class brands, creative and journalistic talents, traditional and digital platforms and technical know-how. Just as important, we possess an unmatched range of consumer relationships, a proven ability to add value in our existing businesses and a proud history of inventing new ones.

The most valuable of all consumer relationships are subscriptions, and ours grew substantially in 2001. AOL achieved its biggest annual gain ever, adding 6.5 million net new members, for a total of more than 33 million. Our digital cable subscribers nearly doubled to 3.3 million. HBO and Cinemax increased their U.S. subscriber base to 38 million. Time Inc.'s acquisition of IPC, one of Europe's largest magazine publishers, helped boost its total subscriptions to almost 59 million.

By the end of 2001, AOL Time Warner had nearly 150 million subscription relationships, far more than any other company. We also touch consumers 3 billion times monthly through our worldwide brands. Thanks to this reach, we are singularly well positioned to cross-promote our products and services and offer our partners unequaled advertising opportunities.

Our cross-promotions are already having impressive results. AOL continues to generate about 100,000 Time Inc. subscriptions monthly. AOL, Turner Broadcasting and Time Inc. helped ten of our movies open #1 at the U.S. box office. Working closely with our partners, the Global Marketing Solutions group crafted more than $1 billion in marketing agreements across the Company's multiple platforms and brands in 2001.

When it comes to journalistic excellence, our strength is readily apparent. In response to September 11th, CNN and Time Inc. provided the in-depth analysis and up-to-the-minute coverage that make them the most trusted news brands. Led by the flagship NY1 News, our 24-hour local news operations offer additional value to our cable customers.

We had a magical year entertaining millions of people worldwide. Warner Bros.' and New Line's blockbuster hits *Harry Potter* and *The Lord of the Rings* established franchises that will drive strong revenues for years to come. TNT, TBS, Cartoon Network and The WB Network continue to score record ratings. While the music industry as a whole is facing challenges, Warner Music Group increased its U.S. market share with a roster of hit artists that includes Enya, Linkin Park and Staind.

The forces that will drive our future growth—the impact of convergence, the expansion of broadband and the increasing significance of international markets—are approaching critical mass with the first steps toward new, innovative products and services. We are ideally positioned to both lead and benefit from these developing trends.

continues

AOL Time Warner

Nowhere is the realization of our potential more evident than in the rollout of broadband. Time Warner Cable's technological upgrade and the introduction of multiple ISPs/online interactive services, including AOL and Road Runner, place us at the forefront of offering consumers the revolutionary benefits of broadband and digital platforms.

Our cable systems are quickly gearing up to make available a growing variety of high-value services such as Video-on-Demand (VOD), Subscription VOD, CD-quality music, advanced games, interactive TV and IP telephony. AOL is the #1 interactive service over broadband, and it is creating a range of broadband-enabled products and services that will enhance the value of AOL for its members.

We are also focused on opportunities for global expansion—particularly in Europe, where we now have controlling ownership of AOL Europe. We are better positioned than ever to grow AOL's membership and to cross-promote our IPC magazines, movies and other products and services throughout Europe.

When the Company completed the merger, we said that our goal was nothing less than to be the most respected and most valued company in the world. We will strive to deliver superior and sustainable growth for our shareholders. Equally, in everything we do—from recruiting and retaining our people to meeting our social commitments through the AOL Time Warner Foundation—we seek to operate in the public interest. At AOL Time Warner, corporate citizenship is not a luxury; it is a lasting commitment. We look forward to continuing to fulfill our mission of connecting, informing and entertaining people everywhere in innovative ways that will enrich their lives.

In the last decade, information, communications and entertainment were separate businesses, and they could be operated successfully that way. Today, as consumers demand more choice, control and convenience, the lines are beginning to blur—and these trends are ushering in a new era of convergence. AOL Time Warner can capitalize on the promise of convergence—and deliver on the promise of the merger.

It's all there—AOL's online audience of tens of millions around the world; Time Warner Cable's state-of-the-art broadband platform; entertainment from Warner Bros., New Line and the Warner Music Group; television from CNN, HBO, TBS, TNT, Cartoon Network and The WB Network; and magazines such as *People*, *Sports Illustrated*, *Time* and *Fortune*. Now's the time to build on our Company's more than 75 years of innovation and take the lead with exciting new initiatives. Now's the time to stop talking about the future and start inventing it. And that is precisely what we intend to do.

Stephen M. Case
Chairman

Richard D. Parsons
Co-Chief Operating Officer

Robert W. Pittman
Co-Chief Operating Officer

March 27, 2002

AOL TIME WARNER INC.
INDEX TO FINANCIAL INFORMATION

Company Highlights[(a)]

	Years Ended December 31	
	2001	2000 Pro Forma
	(In millions, except per share amounts)	
Revenues:		
Subscription	$16,543	$14,733
Advertising and commerce	8,487	8,744
Content and other	13,204	12,736
Total revenues	$38,234	$36,213
EBITDA	$ 9,906	$ 8,394
Operating income (loss)	$ 703	$ (256)
Net loss applicable to common shares	$ (3,251)	$ (3,513)
Cash EPS	$ 1.18	$ 0.94
EPS	$ (0.73)	$ (0.82)
Free cash flow	$ 3,005	$ 888
Total subscribers	147.8	129.9

Years Ended December 31

Subscribers

IN THOUSANDS



150,000
100,000
50,000
0
129,922
147,788
2000 Pro Forma
2001

EBITDA

IN MILLIONS



$10,000
$8,000
$6,000
$4,000
$2,000
$0
$8,394
$9,906
2000 Pro Forma
2001

Cash EPS

IN DOLLARS



$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$0.94
$1.18
2000 Pro Forma
2001

Free Cash Flow

IN MILLIONS



$4,000
$3,000
$2,000
$1,000
$0
$888
$3,005
2000 Pro Forma
2001

2001 AOL Time Warner Revenue Streams



Content & Other
35%
43%
Subscription
22%
Advertising & Commerce

$38,234 million

2000 AOL Time Warner Revenue Streams



Content & Other
35%
Subscription
41%
24%
Advertising & Commerce

$36,213 million

(a) Amounts have been adjusted to exclude the effects of certain significant transactions and nonrecurring items. For further discussions, see "Basis of Presentation" on page 6.

Segment Highlights[a]

	Years Ended December 31	
	2001	2000 Pro Forma
	(In millions)	
Revenues:		
AOL	$ 8,718	$ 7,703
Cable	6,992	6,054
Filmed Entertainment	8,759	8,119
Networks	7,050	6,802
Music	3,929	4,148
Publishing	4,810	4,645
Intersegment eliminations	(2,024)	(1,258)
Total Revenues	$38,234	$36,213
EBITDA:		
AOL	$ 2,945	$ 2,350
Cable	3,199	2,831
Filmed Entertainment	1,017	796
Networks	1,797	1,502
Music	419	518
Publishing	909	747
Corporate	(294)	(304)
Intersegment eliminations	(86)	(46)
Total EBITDA	$ 9,906	$ 8,394

Total Revenues by Business Segment[b]

2001 For Years Ended December 31 2000 Pro Forma


Publishing
Music
Networks
AOL
Cable
Filmed Entertainment
12%
22%
10%
17%
17%
22%
$38,234 million
Publishing
Music
Networks
AOL
Cable
Filmed Entertainment
12%
21%
11%
16%
18%
22%
$36,213 million

Total EBITDA by Business Segment[b]

2001 For Years Ended December 31 2000 Pro Forma


Publishing
Music
Networks
Filmed Entertainment
AOL
Cable
4%
9%
29%
17%
10%
31%
$9,906 million
Publishing
Music
Networks
Filmed Entertainment
AOL
Cable
6%
9%
27%
17%
9%
32%
$8,394 million

(a) Amounts have been adjusted to exclude the effects of certain significant transactions and nonrecurring items. For further discussions, see "Basis of Presentation" on page 6.
(b) Percentages calculated before intercompany eliminations, corporate expenses and merger-related costs.

Summarized Income Statement

	Years Ended December 2001	Years Ended December 2000 Pro Forma
	(In millions, except per share amounts)	
Revenues:		
Subscription	$ 16,543	$ 14,733
Advertising and commerce	8,487	8,744
Content and other	13,204	12,736
Total revenues	$ 38,234	$ 36,213
EBITDA	9,656	8,267
Depreciation and amortization	(9,203)	(8,650)
Operating income (loss)	453	(383)
Interest expense, net	(1,379)	(1,373)
Other expense, net	(3,539)	(1,356)
Minority interest expense	(310)	(264)
Loss before income taxes and cumulative effect of accounting change	(4,775)	(3,376)
Income tax provision	(146)	(551)
Loss before cumulative effect of accounting change	(4,921)	(3,927)
Cumulative effect of accounting change	—	(443)
Net loss	(4,921)	(4,370)
Preferred dividends	—	(14)
Net loss applicable to common shares	$ (4,921)	$ (4,384)
Basic loss per common share before cumulative effect of accounting change	$ (1.11)	$ (0.92)
Diluted cash earnings per share	$ 0.57	$ 0.79
Basic average common shares	4,429.1	4,300.8
Diluted average common shares for cash earnings per share	4,584.4	4,588.6
Free cash flow	$ 1,597	$ 778

Basis of Presentation

In order to fully assess underlying operating results and trends, management believes that, in addition to the actual operating results, the operating results adjusted to exclude the impact of significant unusual and nonrecurring items should be evaluated. However, significant unusual and nonrecurring items may occur in any period; therefore, investors and other users of the financial information individually should evaluate the types of events and transactions for which adjustments have been made.

- The financial information presented on the preceding pages under "Company Highlights" and "Segment Highlights" has been adjusted to exclude the effects of certain significant and nonrecurring items that are discussed in more detail in Management's Discussion and Analysis (page 14).
- The "Summarized Income Statement" presented above, represents the actual operating results of AOL Time Warner, which have been adjusted for nonrecurring items.

In addition, because the merger of America Online, Inc. and Time Warner Inc. (the "Merger") was not consummated until January 2001, AOL Time Warner's historical operating results for 2000 are not comparable to 2001. Accordingly, in order to enhance comparability and make an analysis of 2001 meaningful, the "Company Highlights," "Segment Highlights" and "Summarized Income Statement" include unaudited pro forma financial information for 2000's results, presented as if the Merger had occurred on January 1, 2000.

COMPANY DESCRIPTION

Overview

AOL Time Warner Inc. is the world's first fully integrated, Internet-powered media and communications company. The Company was formed in connection with the merger of America Online, Inc. and Time Warner Inc., which was consummated on January 11, 2001 (the "Merger"). As a result of the Merger, America Online and Time Warner each became wholly owned subsidiaries of AOL Time Warner.

The Company classifies its business interests into the following fundamental areas:

- America Online, consisting principally of interactive services, Web properties, Internet technologies and electronic commerce services;
- Cable, consisting principally of interests in cable television systems;
- Filmed Entertainment, consisting principally of interests in filmed entertainment and television production;
- Networks, consisting principally of interests in cable television and broadcast network programming;
- Music, consisting principally of interests in recorded music and music publishing; and
- Publishing, consisting principally of interests in magazine publishing, book publishing and direct marketing.

The Company has undertaken a number of business initiatives to advance cross-divisional activities, including shared infrastructures and cross-promotions of the Company's various businesses, and cross-divisional and cross-platform advertising and marketing opportunities for significant advertisers. The Company's integrated Global Marketing Solutions Group develops individualized advertising programs through which major brands can reach customers over a combination of the Company's print, television and Internet media. The Company expects to continue and expand such arrangements.

TWE and TWE-A/N Partnerships

Time Warner Entertainment Company, L.P., known as TWE, is a Delaware limited partnership that was formed in 1992. TWE owns Warner Bros., Home Box Office, a majority of The WB Television Network ("The WB") and substantially all of AOL Time Warner's cable television businesses. Currently, the Company, through its wholly owned subsidiaries, owns general and limited partnership interests in 74.49% of the pro rata priority capital ("Series A Capital") and residual equity capital of TWE and 100% of the junior priority capital. The remaining 25.51% limited partnership interests in the Series A Capital and residual equity capital of TWE are held by MediaOne TWE Holdings, Inc., a subsidiary of AT&T Corp. ("AT&T"). TWE holds 64.8% interest of the residual equity interest in the TWE–Advance/Newhouse Partnership ("TWE-A/N"), a partnership with cable television systems and an interest in the Road Runner joint venture. A wholly owned subsidiary of AOL Time Warner holds 1.9% of TWE-A/N's residual equity capital and the remaining 33.3% of TWE-A/N's residual equity capital is held by the Advance/Newhouse Partnership ("A/N").

Businesses

America Online

America Online, Inc. is the world's leader in interactive services, Web properties, Internet technologies and electronic commerce services. America Online's operations include: two worldwide Internet services, the AOL service, with 34 million members worldwide at March 12, 2002, and the CompuServe service, with approximately 3 million members at December 31, 2001; music properties such as AOL Music Channel and

Winamp; AOL High Speed Broadband service; "AOL Anywhere" services; and America Online's Web properties, such as Netscape, Moviefone, MapQuest, AOL Instant Messenger and ICQ. America Online provides high-speed access to its members through its AOL High Speed Broadband service using broadband technologies such as cable, DSL and satellite. As of December 31, 2001, the AOL High Speed Broadband service was available on the Time Warner Cable system in its 20 largest markets. In addition, members can also access the AOL High Speed Broadband service using their own broadband connection. Under its "AOL Anywhere" strategy, key services, features and content of the AOL service and other properties are available through multiple connections and devices in addition to personal computers, such as televisions, wireless telephones, hand-held and pocket devices, and specialized Internet appliances. AOL Anywhere services include AOLTV, an interactive television service; AOL Mobile Communicator, which offers wireless access to e-mail and instant messaging using pager-sized, two-way wireless devices; and the AOLbyPhone service.

Cable

The Company's Cable business consists principally of interests in cable television systems. Of the approximately 12.8 million subscribers served by the Company at December 31, 2001, approximately 1.7 million are in systems owned by TWI Cable Inc. ("TWI Cable"), a wholly owned subsidiary of the Company, and approximately 11.1 million are in systems owned or managed by TWE. TWE's cable systems include approximately 7 million subscribers in the TWE-A/N partnership; 1.1 million of these TWE-A/N subscribers are part of the Texas Cable Partners 50-50 joint venture with AT&T. Time Warner Cable, a division of TWE, generally manages all such systems and receives a fee for management of the systems owned by TWI Cable and TWE-A/N. Time Warner Cable is one of the largest operators of cable television systems in the United States with more than 91% of its customers served by clustered cable systems with 100,000 subscribers or more. Over the past several years, Time Warner Cable has pursued a strategy of upgrading its existing cable systems and by year-end 2001, Time Warner Cable had completed the upgrade of approximately 97% of its cable plant. Upgraded systems can deliver increased channel capacity and provide two-way transmission capability. Upgrading also permits Time Warner Cable to roll out new advanced services, including digital and high-definition television programming, high-speed Internet service, video-on-demand (including subscription video-on-demand), telephony and other services. As of December 31, 2001, the Road Runner high speed Internet service has been launched by Time Warner Cable in all of its 39 field divisions and the service's customer base exceeded 1.9 million customers. During 2001, Time Warner Cable launched the EarthLink and AOL services in 20 of its 39 field divisions. During 2002, Time Warner Cable expects to introduce additional ISPs in each of the field divisions currently carrying EarthLink and AOL, and to launch multiple ISPs in its other field divisions.

Filmed Entertainment

The Company's Filmed Entertainment businesses produce and distribute theatrical motion pictures, television shows, animation and other programming, distribute home video product, license rights to the Company's programs and characters. Warner Bros. Pictures, a division of TWE, produces feature films both wholly on its own and under co-financing arrangements with others, and also distributes completed films produced and financed by others. Warner Bros. Pictures' strategy focuses on building movie franchises, which will continue in 2002 with the release of the second *Harry Potter* film, a sequel to *Analyze This,* and a *Scooby-Doo* film. Warner Bros. had the highest domestic and international box office receipts among the major motion picture studios in 2001, with releases such as *Ocean's Eleven*, *Cats & Dogs* and the blockbuster *Harry Potter and the Sorcerer's Stone*, which has become the second highest grossing film in world box office history. New Line Cinema Corporation, a subsidiary of TBS, is a leading independent producer and distributor of theatrical motion pictures with two film divisions, New Line Cinema and Fine Line Features. New Line released *The Lord of the Rings: The Fellowship of the Ring* in December and *Rush Hour 2* earlier in the year, making 2001 one of New Line's strongest years. During 2002, New Line will release the second installment of *The Lord of the Rings* trilogy and the third film of the popular *Austin Powers* franchise. Warner Home Video distributes for home video use pre-recorded videocassettes and DVDs containing filmed entertainment product from the TBS libraries and product produced or distributed by the Company's Warner Bros. Pictures, Castle Rock, New Line, Home Box

Office and WarnerVision Entertainment divisions, as well as other companies' product for which it has acquired the rights. Warner Bros. is one of the world's leading suppliers of television programming, distributing programming in more than 175 countries and in more than 40 languages. Warner Bros. both develops and produces new television series, made-for-television movies, mini-series, reality-based entertainment shows and animation programs. New and returning network primetime series from Warner Bros. Television include, among others, *ER, Friends, Gilmore Girls, The Drew Carey Show, Whose Line Is It Anyway?, Smallville* and the Emmy-award winning series, *The West Wing*. The distribution library owned or managed by Warner Bros. currently has more than 6,500 feature films, approximately 36,000 television titles, and 14,000 animated titles (including 1,500 classic animated shorts).

Networks

The Company's Networks business consists principally of domestic and international basic cable networks, pay television programming services, a broadcast television network, and sports franchises. The basic cable networks owned by TBS, a wholly owned subsidiary, constitute the principal component of the Company's basic cable networks. TBS's entertainment networks include two general entertainment networks, TBS Superstation and TNT, as well as Cartoon Network and Turner Classic Movies, a 24-hour, commercial-free network that presents classic films from TBS's MGM, RKO and pre-1950 Warner Bros. film libraries. Turner South, launched in October 1999, is a regional entertainment network featuring movies and sitcoms from the Turner library and original programming targeted to viewers in the Southeast, as well as regional news and sports. Boomerang, a digital network featuring classic cartoons, was launched in April 2000. TBS's CNN network, a 24-hour per day cable television news service, had more than 85 million subscribers in the U.S. as of December 31, 2001. In addition to its cable networks, TBS manages various advertiser-supported Internet sites, including CartoonNetwork.com, a popular site for children ages two to eleven, and multiple sites for the CNN News Group. TBS owns the Atlanta Braves of Major League Baseball, the Atlanta Hawks of the National Basketball Association (NBA), and the Atlanta Thrashers of the National Hockey League. TBS has rights from the NBA to televise a certain number of regular season and playoff games on TBS networks through the 2007-08 season. TBS Superstation also televises many of the baseball games of the Atlanta Braves. Through a joint venture with NBC, TBS has acquired rights to televise certain NASCAR Winston Cup and Busch Series races through 2006. Pay television programming consists of the multichannel HBO, the nation's most widely distributed pay television service, and its sister service, Cinemax, which are operated by the Home Box Office division of TWE. A major portion of the programming on HBO and Cinemax consists of recently released, uncut and uncensored theatrical motion pictures. HBO also defines itself by the exhibition of award-winning pay television original movies and mini-series, dramatic and comedy series, such as *The Sopranos, Six Feet Under* and *Sex and the City,* sporting events such as boxing matches, sports documentaries and sports news programs, as well as concerts, comedy specials, family programming and documentaries. The WB, a broadcast television network, provides a national group of affiliated television stations with 13 hours of prime time programming, during six nights per week, primarily aimed at teens and young adults. The network's programs include established series such as *Gilmore Girls, 7th Heaven, Dawson's Creek, Angel* and *Charmed,* as well as new programming such as *Smallville* and *Reba*, which debuted in Fall 2001. As of December 31, 2001, Kids' WB!, a programming service for young viewers, presents 14 hours of programming per week, along with a four-hour block of weekend programming that includes the *Pokemon* series.

Music

The Company's worldwide recorded music and music publishing businesses are conducted under the umbrella name, Warner Music Group ("WMG"). In the United States, the Company's recorded music business is principally conducted through WMG's Warner Bros. Records Inc., Atlantic Recording Corporation and Elektra Entertainment Group Inc. and their affiliated labels, as well as through the WEA Inc. companies. Among the artists that resulted in significant U.S. sales for WMG during 2001 were: Staind, Enya, Faith Hill, matchbox twenty, Linkin Park, Uncle Kracker, Trick Daddy, P.O.D., Missy Elliott and Disturbed. WMG's recorded music activities are also conducted in over 70 countries outside the United States through various subsidiaries, affiliates and non-affiliated licensees. WMG has actively pursued new media opportunities in the physical and digital arenas. In April 2001, Bertelsmann and EMI joined WMG and RealNetworks as shareholders in MusicNet, a new online subscription music distribution platform that is intended to function as a wholesaler to be implemented by online services that interface with individual consumers. WMG has also entered into subscription services agreements with Echo Networks, OD2 and Listen.com and has licensed the right to stream its recordings to webcasters such as Launch and digital "locker" services such as MP3.com. WMG has also been a driving force in establishing the DVD Audio format, launched in fall 2000, which improves on the CD by providing higher fidelity and six-channel surround sound. WMG's music publishing division, Warner/Chappell, owns or controls the rights to more than one million musical compositions, including numerous pop music hits, American standards, folk songs and motion picture and theatrical compositions. Warner/Chappell also owns Warner Bros. Publications, one of the world's largest publishers of printed music.

Publishing

The Company's Publishing business is conducted primarily by Time Inc., a wholly owned subsidiary of the Company, either directly or through its subsidiaries. Time Inc. is one of the world's leading magazine and book publishers and is among the largest direct marketers. As of March 1, 2002, Time Inc. published 139 magazines, including *Time, People, Sports Illustrated, Southern Living, In Style, Fortune, Money,* and *Entertainment Weekly*. These magazines generally appeal to the broad consumer market. New business activity during 2001 included the acquisition of IPC Group Limited, the U.K.'s leading consumer magazine publisher with 79 magazines and numerous special issues and guides, largely focused in the women's, TV, home and garden, leisure and men's lifestyle categories. Its titles include *What's on TV, TV Times, Woman, Marie Claire, Homes and Gardens* and *Horse & Hound.* Time Inc. has also recently acquired a majority interest in Synapse Group, Inc., a leading magazine subscription agent; *Business 2.0,* into which Time Inc.'s *eCompany Now* was merged; and the *This Old House* television program production rights, program library, Website and trademark. During 2000, Time Inc. acquired Times Mirror Magazines, which has since been renamed Time4 Media, publisher of 22 popular participatory sport and outdoor publications such as *Golf, Ski, Skiing, Field and Stream* and *Yachting,* and also *Popular Science.* Through subsidiaries, Time Inc. also conducts worldwide direct marketing businesses. Time Life Inc. is among the nation's largest direct marketers of entertainment products such as music and videos, with products sold both as single products and products in sets, by direct response, including television, the Internet, telephone and mail order, through retail channels and catalogs, and in some markets by independent distributors. Time Inc.'s trade book publishing operations are conducted primarily by the AOL Time Warner Book Group Inc. through its three major publishing houses, Warner Books, Little, Brown and Company, and Time Warner Books UK. In 2001, the AOL Time Warner Book Group placed 39 books on *The New York Times* best-seller lists, including Jack Welch's *JACK: Straight from the Gut* and Tiger Woods' *How I Play Golf.*

Employees

At December 31, 2001, the businesses of AOL Time Warner employed a total of approximately 89,300 persons, including approximately 35,300 persons employed by TWE.

AOL TIME WARNER INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

Management's discussion and analysis of results of operations and financial condition ("MD&A") is provided as a supplement to the accompanying consolidated financial statements and footnotes to help provide an understanding of AOL Time Warner Inc.'s ("AOL Time Warner" or the "Company") financial condition, changes in financial condition and results of operations. The MD&A is organized as follows:

- *Overview.* This section provides a general description of AOL Time Warner's businesses, as well as recent significant transactions that have either occurred during 2001 or early 2002 that the Company believes are important in understanding the results of operations, as well as to anticipate future trends in those operations.
- *Results of operations.* This section provides an analysis of the Company's results of operations for all three years presented in the accompanying consolidated statement of operations. This analysis is presented on both a consolidated and segment basis. In addition, a brief description is provided of transactions and events that impact the comparability of the results being analyzed.
- *Financial condition and liquidity.* This section provides an analysis of the Company's cash flows, as well as a discussion of the Company's outstanding debt and commitments, both firm and contingent, that existed as of December 31, 2001. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to fund the Company's future commitments, as well as a discussion of other financing arrangements.
- *Market risk management.* This section discusses how the Company manages exposure to potential loss arising from adverse changes in interest rates, foreign currency exchange rates and changes in the market value of investments.
- *Critical accounting policies.* This section discusses those accounting policies that both are considered important to the Company's financial condition and results, and require significant judgment and estimates on the part of management in their application. In addition, all of the Company's significant accounting policies, including the critical accounting policies, are summarized in Note 1 to the accompanying consolidated financial statements.
- *Caution concerning forward-looking statements.* This section discusses how certain forward-looking statements made by the Company throughout MD&A are based on management's present expectations about future events and are inherently susceptible to uncertainty and changes in circumstances.

OVERVIEW

Description of Business

AOL Time Warner is the world's first Internet-powered media and communications company. The Company was formed in connection with the merger of America Online, Inc. ("America Online") and Time Warner Inc. ("Time Warner"), which was consummated on January 11, 2001 (the "Merger"). As a result of the Merger, America Online and Time Warner each became a wholly owned subsidiary of AOL Time Warner.

The Merger was structured as a stock-for-stock exchange and was accounted for by AOL Time Warner as an acquisition of Time Warner using the purchase method of accounting for business combinations. Under the purchase method of accounting, the estimated cost of approximately $147 billion to acquire Time Warner, including transaction costs, was allocated to its underlying net assets based on their respective estimated fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The financial results for Time Warner have been included in AOL Time Warner's results since January 1, 2001, as permitted under generally accepted accounting principles.

As part of the integration of Time Warner's businesses into AOL Time Warner's operating structure, management is pursuing various initiatives to enhance efficiencies. Such initiatives, some of which have already been implemented, include the consolidation of certain duplicative administrative and operational functions and the restructuring of certain under-performing assets. For additional information on the Merger and the Company's restructuring initiatives, see Notes 1 and 3 to the accompanying consolidated financial statements.

AOL Time Warner classifies its business interests into six fundamental areas: *AOL,* consisting principally of interactive services, Web properties, Internet technologies and electronic commerce services; *Cable,* consisting principally of interests in cable television systems; *Filmed Entertainment,* consisting principally of interests in filmed entertainment and television production; *Networks,* consisting principally of interests in cable television and broadcast network programming; *Music,* consisting principally of interests in recorded music and music publishing; and *Publishing,* consisting principally of interests in magazine publishing, book publishing and direct marketing.

Investment in Time Warner Entertainment Company, L.P.

A majority of AOL Time Warner's interests in the Filmed Entertainment and Cable segments, and a portion of its interests in the Networks segment, are held through Time Warner Entertainment Company, L.P. ("TWE"). AOL Time Warner owns general and limited partnership interests in TWE consisting of 74.49% of the pro rata priority capital ("Series A Capital") and residual equity capital ("Residual Capital"), and 100% of the junior priority capital. The remaining 25.51% limited partnership interests in the Series A Capital and Residual Capital of TWE are held by MediaOne TWE Holdings, Inc., a subsidiary of AT&T Corp. ("AT&T"). TWE's financial results are consolidated and presented with the results of operations of AOL Time Warner. In addition, TWE has a 64.8% interest in the TWE-Advance/Newhouse Partnership ("TWE-A/N"), whose financial results are consolidated and presented with the results of operations of TWE and AOL Time Warner.

In addition to its existing interest in TWE, AT&T has an option to obtain up to an additional 6.33% of Series A Capital and Residual Capital interests. The determination of the amount of additional interests that AT&T is eligible to acquire is based on the compounded annual growth rate of TWE's adjusted Cable EBITDA, as defined in the option agreement, over the life of the option. The option is exercisable at any time through 2005. The option exercise price is dependent upon the year of exercise and, assuming the full amount of the option is vested, ranges from an exercise price of approximately $1.4 billion currently to $1.8 billion in 2005. Either AT&T or TWE may elect that the exercise price be paid with partnership interests rather than cash. AT&T has initiated a process by which an independent investment banking firm will determine the amount by which AT&T would increase its interest in TWE if it were to exercise the option and were to pay the exercise price with partnership interests rather than cash. If AT&T chooses to exercise the option this year, AT&T's interest in the Series A Capital and Residual Capital would be increased by a maximum of approximately 3.7%, assuming that the exercise price is paid in cash. If either party elects to have the exercise price paid with partnership interests rather than cash, the amount by which AT&T's interest in TWE would be increased would be significantly less.

AT&T also has the right, during 60 day exercise periods occurring once every 18 months, to request that TWE incorporate and register its stock in an initial public offering. If AT&T exercises such right, TWE can decline to incorporate and register its stock, in which case AT&T may cause TWE to purchase AT&T's interest at the price at which an appraiser believes such stock could be sold in an initial public offering, subject to certain adjustments. In February 2001, AT&T delivered to TWE a notice requesting that TWE reconstitute itself as a corporation and register AT&T's partnership interests for public sale. The parties are in discussions regarding this registration rights process. The Company cannot at this time predict the outcome or effect, if any, of these discussions.

Investment in TWE-A/N

TWE-A/N is owned approximately 64.8% by TWE, the managing partner, 33.3% by the Advance/Newhouse Partnership ("Advance/Newhouse") and 1.9% indirectly by AOL Time Warner. In 2001 and on a pro forma basis in 2000, the financial position and operating results of TWE-A/N have been consolidated by AOL Time Warner and the partnership interest owned by Advance/Newhouse has been reflected in AOL Time Warner's consolidated financial statements as minority interest. As discussed in more detail in Note 4 to the accompanying consolidated financial statements, AOL Time Warner and Advance/Newhouse are engaged in discussions regarding the future structure of TWE-A/N and TWE-A/N's investment in Road Runner, the outcome of which could affect the future operating results of the Cable segment.

Recent Transactions

Acquisition of Synapse Group Inc.

In December 2001, AOL Time Warner's Publishing segment acquired an additional 60% interest in Synapse Group Inc. ("Synapse"), a leading U.S. magazine subscription agent, for approximately $285 million, net of cash acquired. The acquisition was accounted for by AOL Time Warner using the purchase method of accounting for business combinations. AOL Time Warner had a previous ownership interest in Synapse of approximately 20%, which was accounted for using the equity method of accounting.

Acquisition of IPC Group Limited

In October 2001, AOL Time Warner's Publishing segment acquired IPC Group Limited, the parent company of IPC Media ("IPC"), from Cinven, one of Europe's leading private equity firms, for approximately $1.6 billion, including transaction costs. IPC is the leading consumer magazine publisher in the United Kingdom with approximately 80 titles, including *Woman's Own, Marie Claire* and *Horse & Hound.* The acquisition was accounted for by AOL Time Warner using the purchase method of accounting for business combinations.

AOL Europe-Bertelsmann AG Put

AOL Europe, S.A. ("AOL Europe") is a joint venture between AOL Time Warner and Bertelsmann AG ("Bertelsmann") that provides the AOL service and the CompuServe service in several European countries. In March 2000, America Online and Bertelsmann announced an agreement to restructure their interests in AOL Europe. This restructuring consisted of a put and call arrangement under which the Company could purchase or be required to purchase Bertelsmann's 49.5% interest in AOL Europe for consideration ranging from $6.75 billion to $8.25 billion.

On January 31, 2002, AOL Time Warner acquired 80% of Bertelsmann's interest in AOL Europe for $5.3 billion in cash, as a result of Bertelsmann's exercise of its put option. AOL Time Warner has committed to acquire the remaining 20% of Bertelsmann's interest for $1.45 billion in cash in July 2002. These payments have been or will be funded through debt. Additionally, in February 2002, certain redeemable preferred securities issued by AOL Europe were redeemed for $255 million. As of December 31, 2001, excluding the preferred securities redeemed in February 2002, AOL Europe had approximately $573 million of debt and $758 million of redeemable preferred securities outstanding.

AOL Latin America-Convertible Debt

America Online Latin America, Inc. ("AOL Latin America") is a joint venture among AOL Time Warner, the Cisneros Group and Banco Itau (a leading Brazilian bank) that provides online services and support principally to customers in Brazil, Mexico and Argentina. In August 2000, AOL Latin America successfully completed an initial public offering of approximately 25 million shares of its Class A common stock, representing approximately 10% of the ownership interest in AOL Latin America at the time of the offering.

In March 2002, AOL Time Warner announced that it will make available to AOL Latin America up to $160 million throughout 2002 to fund the operations of AOL Latin America. In exchange for this investment, AOL Time Warner will receive senior convertible notes. Each note will carry a fixed interest rate of 11% per annum (payable quarterly), will have a five-year maturity and will be convertible into AOL Latin America preferred stock. AOL Latin America has the option to redeem the notes after 18 months and the option to make interest payments in either cash or additional shares of preferred stock. The preferred stock is convertible into AOL Latin America Class A common stock.

Use of EBITDA

AOL Time Warner evaluates operating performance based on several factors, including its primary financial measure of operating income (loss) before noncash depreciation of tangible assets and amortization of goodwill and intangible assets ("EBITDA"). AOL Time Warner considers EBITDA an important indicator of the operational strength and performance of its businesses, including the ability to provide cash flows to service debt and fund capital expenditures. In addition, EBITDA eliminates the uneven effect across all business segments of considerable amounts of noncash depreciation of tangible assets and amortization of goodwill and intangible assets recognized in business combinations accounted for by the purchase method. As such, the following comparative discussion of the results of operations of AOL Time Warner includes, among other factors, an analysis of changes in EBITDA. However, EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income (loss) and other measures of financial performance reported in accordance with generally accepted accounting principles.

RESULTS OF OPERATIONS

Transactions Affecting Comparability of Results of Operations

America Online-Time Warner Merger

Because the Merger was not consummated until January 2001, the historical financial information for 2000 and 1999 included herein reflects only the financial results of America Online, as predecessor to AOL Time Warner. As a result, AOL Time Warner's 2000 historical operating results and financial condition are not comparable to 2001. Accordingly, in order to enhance comparability and make an analysis of 2001 meaningful, the following discussion of results of operations and changes in financial condition and liquidity is based upon unaudited pro forma financial information for 2000 as if the Merger had occurred on January 1, 2000.

Other Significant Transactions and Nonrecurring Items

As more fully described herein and in the related footnotes to the accompanying consolidated financial statements, the comparability of AOL Time Warner's operating results has been affected by certain significant transactions and nonrecurring items in each period.

For the year ended December 31, 2001, these items included (i) merger-related costs of approximately $250 million (Note 3) and (ii) noncash pretax charges of approximately $2.532 billion to reduce the carrying value of certain investments that experienced other-than-temporary declines in market value and to reflect market fluctuations in equity derivative instruments, including noncash pretax charges of approximately $1.2 billion to reduce the carrying value of AOL Time Warner's investment in Time Warner Telecom Inc. ("Time Warner Telecom"), a 44%-owned equity investee, and approximately $270 million to reflect an other-than-temporary decline in the carrying value of AOL Time Warner's investment in Hughes Electronics Corp. ("Hughes"), an available-for-sale investment (Note 8).

For the year ended December 31, 2000 on a pro forma basis, these items included (i) merger-related costs of approximately $155 million, primarily relating to accounting, legal and regulatory costs incurred by Time Warner directly resulting from the Merger (Note 3), (ii) noncash pretax charges of $799 million to reduce the carrying value of certain investments that experienced other-than-temporary declines in market value, including $220 million relating to AOL Time Warner's investment in the Columbia House Company Partnerships, a 50%-owned equity investee, and to reflect market fluctuations in equity derivative instruments (Note 8), (iii) net pretax gains of approximately $387 million related to the sale or exchange of various cable television systems and other investments (Note 8), (iv) a $50 million pretax charge relating to the Six Flags Entertainment Corporation ("Six Flags") litigation (Note 5), (v) a pretax charge of $41 million in connection with the Road Runner restructuring (Note 4) and (vi) a noncash pretax charge of $738 million, which is shown separately in the accompanying consolidated statement of operations as an after-tax charge of $443 million, related to the cumulative effect of an accounting change in connection with the adoption of a new film accounting standard (Note 1).

For the year ended December 31, 2000 on a historical basis, these items included (i) merger-related costs of approximately $10 million (Note 3), (ii) noncash pretax charges of $535 million to reduce the carrying value of certain investments that experienced other-than-temporary declines in market value and to reflect market fluctuations in equity derivative instruments (Note 8) and (iii) pretax gains of approximately $275 million from the sale or exchange of certain investments (Note 8).

For the year ended December 31, 1999 on a historical basis, these items included (i) merger-related costs of approximately $123 million, primarily related to America Online's acquisition of Netscape Communications Corporation, which was accounted for using the pooling-of-interests method (Note 3) and (ii) pretax gains of $678 million on investment-related activity, including approximately $567 million relating to a gain on the sale of investments in Excite, Inc. (Note 8).

In order to fully assess underlying operating results and trends, management believes that, in addition to the actual operating results, the operating results adjusted to exclude the impact of significant unusual and nonrecurring items should be evaluated. Accordingly, in addition to discussing actual operating results, the following discussion and analysis focuses on amounts and trends adjusted to exclude the impact of these significant unusual and nonrecurring items. It should be noted, however, that significant unusual and nonrecurring items may occur in any period; therefore, investors and other users of the financial information individually should evaluate the types of events and transactions for which adjustments have been made.

2001 vs. 2000

Revenue and EBITDA by business segment are as follows (in millions):

	Years Ended December 31			
	Revenues		EBITDA	
	2001 Historical	2000[(a)(b)] Pro Forma	2001 Historical	2000[(b)] Pro Forma
AOL	$ 8,718	$ 7,703	$ 2,945	$ 2,350
Cable[(c)]	6,992	6,054	3,199	2,859
Filmed Entertainment	8,759	8,119	1,017	796
Networks	7,050	6,802	1,797	1,502
Music	3,929	4,148	419	518
Publishing	4,810	4,645	909	747
Corporate	—	—	(294)	(304)
Merger-related costs	—	—	(250)	(155)
Intersegment elimination	(2,024)	(1,258)	(86)	(46)
Total revenues and EBITDA	$38,234	$36,213	$ 9,656	$ 8,267
Depreciation and amortization	—	—	(9,203)	(8,650)
Total revenues and operating income (loss)	$38,234	$36,213	$ 453	$ (383)

(a) Revenues reflect the provisions of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101"), which was retroactively adopted by the Company in the fourth quarter of 2000. The impact of SAB 101 was to reduce revenues and costs by equal amounts of $359 million on a pro forma basis for 2000.

(b) In order to enhance comparability, unaudited pro forma financial information for 2000 is provided as if the America Online-Time Warner merger had occurred at the beginning of 2000.

(c) EBITDA includes pretax gains of approximately $28 million in 2000 relating to the sale or exchange of certain consolidated cable television systems.

Consolidated Results

AOL Time Warner had revenues of $38.234 billion and a net loss of $4.921 billion for 2001, compared to revenues of $36.213 billion on a pro forma basis ($7.703 billion on a historical basis) and a net loss of $4.370 billion on a pro forma basis (net income of $1.152 billion on a historical basis) for 2000. AOL Time Warner had basic and diluted net loss per common share of $1.11 for 2001, compared to basic and diluted net loss before cumulative effect of an accounting change of $0.92 per common share on a pro forma basis in 2000 (basic earnings per share of $0.50 and diluted earnings per share of $0.45 on a historical basis).

As previously described, in addition to the consummation of the Merger, the comparability of AOL Time Warner's operating results for 2001 and 2000 has been affected by the recognition of certain significant and nonrecurring items in both periods. These items totaled $2.782 billion of net pretax losses in 2001, compared to $1.396 billion of net pretax losses on a pro forma basis in 2000, including $738 million relating to an accounting change ($270 million of net pretax losses on a historical basis). If these items were excluded from earnings, the aggregate net effect would be to reduce basic and diluted net loss per common share by $0.38 in 2001 and $0.20 on a pro forma basis in 2000 (an increase in basic earnings per share of $0.07 and diluted earnings per share of $0.06 on a historical basis).

Revenues. AOL Time Warner's revenues increased to $38.234 billion in 2001, compared to $36.213 billion on a pro forma basis in 2000 ($7.703 billion on a historical basis). This overall increase in revenues was driven by an increase in subscription revenues of 12% to $16.543 billion and an increase in content and other revenues of 4% to $13.204 billion, offset in part by a decrease in advertising and commerce revenues of 3% to $8.487 billion.

As discussed more fully below, the increase in subscription revenues was principally due to an increase in the number of subscribers at the AOL, Cable, Networks and Publishing segments and an increase in subscription rates at the AOL, Cable and Networks segments. The increase in content and other revenues was principally due to increased revenues at the Filmed Entertainment segment related to the theatrical success of *Harry Potter and the Sorcerer's Stone, Ocean's Eleven, Rush Hour 2* and *The Lord of the Rings: The Fellowship of the Ring*. These increases were offset, in part, by lower revenues at the Music segment resulting from the negative effect of changes in foreign currency rates on international recorded music sales and lower industry-wide recorded music sales. The decline in advertising and commerce revenues was principally due to the continued overall weakness in the advertising market, which is expected to continue to negatively impact the operating results of the Company for at least the first half of 2002. Additionally, commerce revenues declined due to the absence of revenues from the Filmed Entertainment Studio Stores operations, which the Company closed in 2001.

While advertising revenues declined overall, certain segments and businesses of AOL Time Warner experienced an increase in advertising revenues. Specifically, and as discussed in more detail below under Business Segment Results, advertising revenues increased at the AOL and Cable segments, and at The WB Network. Contributing to the advertising revenues at the segment level is an increase in intercompany advertising transactions. In particular, the Company's segments experienced an increase in intercompany advertising revenue of $389 million in 2001. The amount of intercompany advertising represents a small portion of AOL Time Warner's total advertising spending (approximately 10%). In addition to the intercompany advertising, AOL Time Warner recognized advertising expense of approximately $3.757 billion in 2001, making AOL Time Warner one of the largest advertisers in the United States. Consistent with its belief in the effectiveness of advertising on AOL Time Warner properties, the Company will continue to re-direct where appropriate, its own advertising to AOL Time Warner properties. This strategy has served to enhance the overall operating efficiencies and profitability of the Company through the cross-promotion of each segment's products and services. While these intercompany transactions are eliminated on a consolidated basis and, therefore, do not themselves impact consolidated revenues and EBITDA, to the extent third-party advertising spending has been substituted with advertising on AOL Time Warner properties, the Company's consolidated advertising expense, which reflects its level of spending with third parties, has been reduced and, as a result, the consolidated EBITDA and related profit margin have benefited.

Depreciation and Amortization. Depreciation and amortization increased to $9.203 billion in 2001 from $8.650 billion on a pro forma basis in 2000 ($444 million on a historical basis). This increase was due to increases in both depreciation, primarily reflecting higher levels of capital spending at the Cable segment, related to the roll-out of digital services over the past three years, and amortization. The higher amortization in 2001 was primarily due to goodwill generated from certain restructuring liabilities that were committed to by management in 2001 and recorded as liabilities assumed in the purchase of Time Warner, and the absence in 2000 of a full year of amortization related to minor acquisitions consummated in late 2000 that were accounted for using the purchase method of accounting.

Interest Income (Expense), Net. Interest expense, net, increased to $1.379 billion in 2001, from $1.373 billion on a pro forma basis in 2000 (interest income, net, of $275 million on a historical basis), principally due to increased debt levels, offset in part by lower market interest rates in 2001.

Other Income (Expense), Net. Other expense, net, increased to $3.539 billion in 2001 from $1.356 billion on a pro forma basis in 2000 (other expense, net, of $208 million on a historical basis). Other expense, net, increased primarily because of higher pretax noncash charges to reduce the carrying value of certain publicly traded and privately held investments, restricted securities and investments accounted for using the equity method of accounting and to reflect market fluctuations in equity derivative instruments. In 2001, these charges were approximately $2.532 billion, including approximately $1.2 billion related to AOL Time Warner's investment in Time Warner Telecom and approximately $270 million related to AOL Time Warner's investment in Hughes. In 2000, on a pro forma basis, these charges amounted to $799 million, including approximately $220 million related to AOL Time Warner's investment in Columbia House. In addition, other expense, net, in 2001 was higher due to the absence in 2001 of approximately $359 million of pretax gains on the sale or exchange of certain investments that were recognized on a pro forma basis in 2000.

Minority Interest Expense. Minority interest expense increased to $310 million in 2001, compared to $264 million on a pro forma basis in 2000 (there was no minority interest expense on a historical basis). Minority interest expense increased principally due to the allocation of pretax gains related to the exchange of various unconsolidated cable television systems in 2001 at TWE and TWE-A/N attributable to the minority owners of TWE and TWE-A/N and a higher allocation of losses in 2000 to a minority partner in The WB Network, offset in part by lower distributions on preferred trust securities, which were redeemed in the first quarter of 2001.

Income Tax Provision. The relationship between income before income taxes and income tax expense of AOL Time Warner is principally affected by the amortization of goodwill and certain other financial statement expenses that are not deductible for income tax purposes. AOL Time Warner had income tax expense of $146 million in 2001, compared to $551 million on a pro forma basis in 2000 ($732 million on a historical basis). Income taxes in 2001, for financial reporting purposes, benefited from the tax effect of the approximate $2.532 billion noncash charges to reduce the carrying value of certain investments and to reflect market fluctuations in equity derivative instruments and $250 million of merger-related costs. Income taxes in 2000, for financial reporting purposes, benefited from the tax effect of the approximate $799 million of noncash charges to reduce the carrying value of certain investments and reflect market fluctuations in equity derivative instruments and $155 million of merger-related costs, partially offset by the approximately $387 million of gains on the sale or exchange of various cable television systems and other investments. Excluding the tax effect of these items, the effective tax rate was comparable in each period. As of December 31, 2001, the Company had net operating loss carryforwards of approximately $12 billion, primarily resulting from stock option exercises. These carryforwards are available to offset future U.S. Federal taxable income and are, therefore, expected to reduce Federal taxes paid by the Company. If the net operating losses are not utilized, they expire in varying amounts, starting in 2010 through 2021. To the extent that net operating loss carryforwards, when realized, relate to stock option deductions, the resulting benefits will be credited to shareholders' equity.

Net Income (Loss) Applicable to Common Shares and Net Income (Loss) Per Common Share. AOL Time Warner's net loss applicable to common shares increased by $537 million to $4.921 billion in 2001, compared to $4.384 billion on a pro forma basis in 2000 (net income applicable to common shares of $1.152 billion on a historical basis). However, excluding the effect of the significant and nonrecurring items referred to earlier, the net loss decreased by $262 million to $3.251 billion in 2001 from $3.513 billion on a pro forma basis in 2000. Similarly, excluding the effect of significant and nonrecurring items, basic and diluted net loss per common share decreased to $0.73 in 2001, compared to a normalized basic and diluted net loss per common share of $0.82 on a pro forma basis in 2000. As discussed more fully below, this improvement principally resulted from an overall increase in AOL Time Warner's revenues and EBITDA, offset in part by higher depreciation and amortization and higher income taxes.

Business Segment Results

AOL. Revenues increased to $8.718 billion in 2001, compared to $7.703 billion in 2000. EBITDA increased to $2.945 billion in 2001, compared to $2.350 billion in 2000. Revenues increased due to a 12% increase in subscription revenues (from $4.777 billion to $5.353 billion), a 13% increase in advertising and commerce revenues (from $2.369 billion to $2.688 billion) and a 22% increase in content and other revenues (from $557 million to $677 million).

The growth in subscription revenues was principally due to an increase in domestic subscribers and a price increase of $1.95 per month in AOL's unlimited usage plan for the domestic AOL service that became effective in billing cycles after July 1, 2001. The positive impact of the price increase was partially offset by an increase in certain marketing programs designed to introduce the AOL service to new members, including certain bundling programs with computer manufacturers that generate lower subscription revenues during introductory periods and the sale of bulk subscriptions at a discounted rate to AOL's strategic partners for distribution to their employees. The growth in advertising and commerce revenues resulted from a general increase in advertising in the first half of 2001, the recognition of revenues related to advertising provided pursuant to contractual commitments entered into in prior periods, including amounts earned in connection with the early settlement of certain of those contracts, an increase in intercompany sales of advertising to other business segments of AOL Time Warner ($222 million in 2001 versus $0 on a pro forma basis in 2000) and increased commerce revenues from the expansion of the Company's merchandise business. In addition, advertising and commerce revenues benefited from third-party advertising packages sold across multiple business segments of the Company. While AOL's advertising revenues grew for the year, it experienced a decline in advertising during the fourth quarter due to a general weakness in the advertising market. Such weakness is expected to continue for at least the first half of 2002, which will be in contrast to the growth in advertising revenues experienced in the first half of 2001.

The increase in content and other revenues is primarily due to amounts earned in connection with the restructuring of a software licensing arrangement, which resulted from the termination of AOL's iPlanet alliance with Sun Microsystems, Inc. The three-year alliance that was originally scheduled to conclude in March 2002 was restructured when the Company was unable to extend or renew the technology-based alliance under favorable terms. AOL continues to own certain software products it had contributed to the iPlanet alliance. During 2001, including amounts earned in connection with the restructuring, the iPlanet alliance contributed approximately $400 million of revenue and approximately $320 million of EBITDA that will not continue in 2002.

The 25% growth in EBITDA in 2001 is primarily due to the revenue growth, reduced general and administrative costs and the continued decline in network costs on a per subscriber basis. The advertising revenue generated from intercompany sales of advertising to other business segments of AOL Time Warner did not significantly impact EBITDA as it was substantially offset by costs associated with increased intercompany advertising purchased on properties of other AOL Time Warner business segments. AOL's operating results also benefited from cost management initiatives entered into during the year and a reduction in bad debt expense associated with an improvement in cash collections.

Cable. Revenues increased to $6.992 billion in 2001, compared to $6.054 billion on a pro forma basis in 2000. EBITDA increased to $3.199 billion in 2001 from $2.859 billion on a pro forma basis in 2000. Revenues increased due to a 14% increase in subscription revenues (from $5.551 billion to $6.327 billion) and a 32% increase in advertising and commerce revenues (from $503 million to $665 million). The increase in subscription revenues was due to higher basic cable rates, an increase in subscribers to high-speed online services, an increase in digital cable subscribers and, to a lesser degree, a marginal increase in basic cable subscribers. The increase in advertising and commerce revenues was primarily related to advertising purchased by programming vendors to promote their channel launches ($128 million in 2001 versus $44 million on a pro forma basis in 2000), the intercompany sale of advertising to other business segments of AOL Time Warner ($57 million in 2001 versus $7 million on a pro forma basis in 2000) and a general increase in advertising sales. The operating results of the

Cable segment were affected by pretax gains of approximately $28 million recognized in 2000 relating to the sale or exchange of various consolidated cable television systems. Excluding these gains, EBITDA increased principally as a result of the revenue gains and improved margins related to the high-speed online services, offset in part by a greater than 20% increase in programming costs related to general programming rate increases across both the basic and digital services and the roll-out of digital services, including the addition of new channels that are available only on the digital service. This increase in programming costs is expected to continue into the near term as general programming rates are expected to continue to increase and digital services continue to be rolled out.

Filmed Entertainment. Revenues increased to $8.759 billion in 2001, compared to $8.119 billion on a pro forma basis in 2000. EBITDA increased to $1.017 billion in 2001, compared to $796 million on a pro forma basis in 2000. Revenues and EBITDA grew due to increases at both Warner Bros. and the filmed entertainment businesses of Turner Broadcasting System, Inc. (the "Turner filmed entertainment businesses"). The Turner filmed entertainment businesses include New Line Cinema, Castle Rock and the former film and television libraries of Metro-Goldwyn-Mayer, Inc. and RKO pictures.

For Warner Bros., revenues increased related to the theatrical successes of *Harry Potter and the Sorcerer's Stone, Ocean's Eleven* and *Cats & Dogs*. Revenues also benefited from the increased domestic distribution of theatrical product, principally due to higher DVD sales, and syndication revenues to broadcast *Friends.* This benefit was offset in part by lower revenues in Warner Bros.' retail operations related to the closure of its Studio Stores. For the Turner filmed entertainment businesses, revenues increased primarily due to New Line Cinema's theatrical successes of *The Lord of the Rings: The Fellowship of the Ring* and *Rush Hour 2,* higher domestic DVD sales (including the domestic release of *Rush Hour 2* late in 2001), as well as significant syndication revenues to broadcast *Seinfeld.* For Warner Bros., EBITDA increased principally due to the increased revenues, reduced losses from the closure of the Studio Store operations and reduced expenses for online development, offset in part by higher film costs, including higher advertising and distribution costs, because of an increase in the performance, number and timing of new theatrical releases in comparison to the prior year. For the Turner filmed entertainment businesses, EBITDA increased principally due to the increased revenues, offset in part by higher film costs due to improved film performance in comparison to the prior year.

Networks. Revenues increased to $7.050 billion in 2001, compared to $6.802 billion on a pro forma basis in 2000. EBITDA increased to $1.797 billion in 2001 from $1.502 billion on a pro forma basis in 2000. Revenues grew primarily due to an increase in subscription revenues with growth at both the cable networks of Turner Broadcasting System, Inc. (the "Turner cable networks") and HBO, an increase in advertising and commerce revenues at The WB Network and an increase in content and other revenues at HBO, offset in part by lower advertising and commerce revenues and lower content and other revenues at the Turner cable networks.

For the Turner cable networks, subscription revenues benefited from an increase in the number of subscribers and higher rates, primarily led by revenue increases at TNT, CNN, TBS Superstation and Cartoon Network. Advertising and commerce revenues declined due to the continued overall weakness in the advertising market. This decline was offset in part by the intercompany sale of advertising to other business segments of AOL Time Warner ($118 million in 2001 versus $38 million on a pro forma basis in 2000). The decline in content and other revenues is due to the absence in 2001 of revenues from World Championship Wrestling, an underperforming operation that the Company exited in 2001. For HBO, subscription revenues benefited from an increase in the number of subscribers and higher rates. Content and other revenues benefited from higher home video sales of HBO's original programming. For The WB Network, the increase in advertising and commerce revenues was driven by increased advertising rates and ratings in key demographic groups and the intercompany sale of advertising to other business segments of AOL Time Warner ($37 million in 2001 versus $6 million on a pro forma basis in 2000).

EBITDA was higher due to improved results at the Turner cable networks, HBO and The WB Network. For the Turner cable networks, the increase in EBITDA was principally due to the increased subscription revenues, the absence of losses from World Championship Wrestling, lower programming and marketing costs and lower administrative and operating expenses from certain cost reduction initiatives, offset in part by the advertising and commerce revenue declines and to a lesser degree higher newsgathering costs. For HBO, the increase in EBITDA was principally due to the increase in revenues and increased cost savings from HBO's overhead cost management program. For The WB Network, the EBITDA improvement was principally due to the increase in advertising and commerce revenues.

Music. Revenues decreased to $3.929 billion in 2001, compared to $4.148 billion on a pro forma basis in 2000. EBITDA decreased to $419 million in 2001 from $518 million on a pro forma basis in 2000. Revenues decreased primarily due to the negative effect of changes in foreign currency exchange rates on international operations and lower industry-wide recorded music sales. The decrease in EBITDA principally related to the reduction in revenues, higher marketing costs, including the cost of promoting new artists, and higher provisions for bad debts, reflecting the difficult industry-wide retail environment. This was offset in part by higher income from DVD manufacturing operations and lower artist royalty costs driven by the lower revenues. Despite the industry-wide sales decline, the Music segment increased its domestic market share to 16.8%, coming in second place for the year in total industry sales.

Publishing. Revenues increased to $4.810 billion in 2001, compared to $4.645 billion on a pro forma basis in 2000. EBITDA increased to $909 million in 2001 from $747 million on a pro forma basis in 2000. Revenues increased primarily from a 2% increase in magazine advertising and commerce revenues and a 12% increase in magazine subscription revenues, offset in part by a decline in content and other revenues. Magazine advertising and commerce revenues and magazine subscription revenues benefited from the acquisition of the Times Mirror magazines group ("Time4 Media") in the fourth quarter of 2000 and the acquisition of IPC in the fourth quarter of 2001. In addition, magazine advertising and commerce revenues benefited from higher commerce revenues from direct marketing efforts at Time Life and the intercompany sale of advertising to other business segments of AOL Time Warner ($35 million in 2001 versus $29 million on a pro forma basis in 2000), offset in part by the continued overall weakness in the advertising market. In addition to the acquisition of Time4 Media and IPC, magazine subscription revenues increased due to the sale of special issues covering the September 11th terrorist attacks. EBITDA increased principally as a result of the increase in revenues, increased cost savings and the absence in 2001 of online development costs and losses generated by American Family Enterprises, which was liquidated in the first quarter of 2001.

2000 vs. 1999

Consolidated Results

America Online, as predecessor to AOL Time Warner, had revenues of $7.703 billion and net income of $1.152 billion for 2000, compared to revenues of $5.724 billion and net income of $1.027 billion for 1999. America Online had basic earnings per share of $0.50 and diluted earnings per share of $0.45 for 2000 compared to basic earnings per share of $0.47 and diluted earnings per share of $0.40 for 1999.

As previously described, the comparability of America Online's operating results for 2000 and 1999 has been affected by the recognition of certain significant and nonrecurring items in both periods. These nonrecurring items totaled net pretax losses of approximately $270 million in 2000 and net pretax income of approximately $555 million in 1999. The aggregate net effect if these items were excluded from earnings would be to increase basic earnings per share by $0.07 and diluted earnings per share by $0.06 in 2000 and to decrease basic earnings per share by $0.17 and diluted earnings per share of $0.14 in 1999.

Revenues. America Online's revenues increased to $7.703 billion in 2000, compared to $5.724 billion in 1999. This overall increase in revenues was driven by an increase in subscription revenues of 23% to $4.777 billion, an increase in advertising and commerce revenues of 91% to $2.369 billion, offset in part by a decrease in content and other revenues of 9% to $557 million.

The increase in subscription revenues was primarily attributable to a 32% increase in the average number of U.S. subscribers for the year ended December 31, 2000, compared to the year ended December 31, 1999, offset in part by a slight decrease in the average monthly subscription services revenue per U.S. subscriber. The decrease in the average monthly subscription revenues per U.S. subscriber is due to the impact of certain promotional bundling programs that generate lower subscription revenues during the introductory periods. Advertising and commerce revenues increased primarily due to additional advertising and electronic commerce on the AOL service, as well as its other branded services and portals. Content and other revenues declined primarily due to a decrease in contractual obligations from Sun Microsystems, offset in part by an increase in license revenues generated through the iPlanet alliance with Sun Microsystems.

EBITDA. EBITDA in 2000 and 1999 includes certain corporate and merger-related costs of $89 million and $200 million, respectively. Excluding these costs, EBITDA from America Online's core business increased by $1.015 billion to $2.350 billion in 2000, compared to $1.335 billion in 1999. The increase in EBITDA is primarily due to the significant revenue growth and reduced cost of revenues as a percentage of revenues driven by lower hourly network costs as America Online continued to realize efficiencies as a result of its size and scale, as well as lower negotiated rates with is network providers. This decrease was partially offset by an increase in daily member usage, from an average of nearly 55 minutes per day in 1999 to an average of nearly 61 minutes per day in 2000.

Depreciation and Amortization. Depreciation and amortization increased to $444 million in 2000 from $316 million in 1999. This increase was due to increases in both depreciation, primarily reflecting higher levels of capital spending, primarily related to product development costs, and amortization. The higher amortization in 2000 was primarily due to an increase in goodwill and other intangibles generated from business combinations accounted for using the purchase method accounting, primarily incurred in the latter half of 2000.

Interest Income (Expense), Net. Interest income, net, increased to $275 million in 2000 from $138 million in 1999, principally as a result of higher interest income earned on short-term investments.

Other Income (Expense), Net. Other income (expense), net, decreased to $208 million of expense in 2000 from $677 million of income in 1999. Other income (expense), net, decreased primarily because of noncash pretax charges of approximately $535 million to reduce the carrying value of certain publicly traded investments and restricted securities that experienced other-than-temporary declines and to reflect market fluctuations in equity derivative instruments. Contributing to the decrease in other income (expense), net, was higher gains on the sale or exchange of certain investments in 1999 of approximately $678 million, including approximately $567 million relating to a gain on the sale of investments in Excite, Inc. This compares to approximately $275 million of investment-related gains in 2000.

Income Tax Provision. America Online had income tax expense of $732 million in 2000, compared to $607 million in 1999, which, excluding the significant and nonrecurring items referred to earlier, represented an effective tax rate that was comparable in each period.

Net Income (Loss) and Net Income (Loss) Per Common Share. America Online's net income increased by $125 million to $1.152 billion in 2000, compared to $1.027 billion in 1999. However, excluding the effect of the significant and nonrecurring items referred to earlier, net income increased by $657 million to $1.315 billion in 2000 from $658 million in 1999. Similarly, adjusted basic and diluted net income per common share, excluding the effect of significant and nonrecurring items, increased to $0.57 and $0.51, respectively, in 2000 compared to $0.30 and $0.26, respectively, in 1999. This improvement principally resulted from an overall increase in America Online's EBITDA.

FINANCIAL CONDITION AND LIQUIDITY
December 31, 2001

Current Financial Condition

At December 31, 2001, AOL Time Warner had $22.8 billion of debt, $719 million of cash and equivalents (net debt of $22.1 billion, defined as total debt less cash and cash equivalents) and $152.1 billion of shareholders' equity, compared to $21.3 billion of debt, $3.3 billion of cash and equivalents (net debt of $18.0 billion), $575 million of mandatorily redeemable preferred securities of a subsidiary and $157.6 billion of shareholders' equity on a pro forma basis at December 31, 2000.

As discussed in more detail below, management believes that AOL Time Warner's operating cash flow, cash and equivalents, borrowing capacity under committed bank credit agreements and availability under its commercial paper programs and shelf registration statement are sufficient to fund its capital and liquidity needs for the foreseeable future.

Cash Flows

Operating Activities

During 2001, AOL Time Warner's cash provided by operating activities amounted to $5.294 billion and reflected $9.656 billion of EBITDA, less $1.199 billion of net interest payments, $340 million of net income taxes paid, $1.408 billion of payments to settle restructuring and merger-related liabilities and $1.415 billion related to other working capital requirements.

Cash provided by operating activities of $4.644 billion on a pro forma basis in 2000 reflected $8.267 billion of EBITDA, less $1.129 billion of net interest payments, $508 million of net income taxes paid, $110 million of payments to settle restructuring and merger-related liabilities and $1.876 billion related to other working capital requirements. The growth in cash flow from operations is being driven primarily by an increase in EBITDA, offset in part by an increase in payments to settle restructuring and merger-related liabilities.

Investing Activities

Cash used by investing activities was $5.270 billion in 2001, compared to $5.889 billion on a pro forma basis in 2000. The cash used by investing activities in 2001 included $4.177 billion of cash used for acquisitions and investments (including approximately $1.6 billion for the acquisition of IPC and approximately $285 million, net of cash acquired, for the acquisition of Synapse, with the remainder relating to the acquisition or funding of consolidated and unconsolidated investments) and $3.634 billion of capital expenditures and product development costs, offset in part by $690 million of cash acquired in the Merger and $1.851 billion of proceeds received from the sale of investments. The proceeds received from the sale of investments in 2001 was due primarily to the sale of short-term investments previously held by America Online, which were acquired in 2000.

The cash used by investing activities of $5.889 billion on a pro forma basis in 2000 included $3.758 billion of cash used for acquisitions and investments (including approximately $475 million for the acquisition of Time4 Media and approximately $1.6 billion for the acquisition of the previously discussed short-term investments that were sold in 2001, with the remainder relating to the acquisition or funding of consolidated and unconsolidated investments) and $3.560 billion of capital expenditures and product development costs, offset in part by $1.431 billion of proceeds received from the sale of investments. The proceeds received from the sale of investments in 2000 was due primarily to the sale of short-term investments previously held by America Online. AOL Time Warner's capital spending and the related increase in capital spending is due principally to the Cable segment, as discussed more fully below, offset in part by lower capital spending levels at AOL Time Warner's other business segments in the aggregate.

Financing Activities

Cash used by financing activities was $1.915 billion in 2001. This compares to cash provided by financing activities of $707 million on a pro forma basis in 2000. The use of cash in 2001 resulted primarily from the repurchase of approximately 75.8 million shares of AOL Time Warner common stock for cash totaling $3.031 billion, the redemption of mandatorily redeemable preferred securities of a subsidiary of $575 million and $63 million of dividends and partnership distributions, offset in part by $792 million of net incremental borrowings and $926 million of proceeds received principally from the exercise of employee stock options.

Cash provided by financing activities of $707 million on a pro forma basis in 2000 principally resulted from $374 million of net incremental borrowings and $704 million of proceeds received principally from the exercise of employee stock options. This cash provided from financing activities was partially offset by the repurchase of approximately 1.4 million shares of AOL Time Warner common stock at an aggregate cost of $65 million and the payment of $306 million of dividends and partnership distributions.

The decrease in dividend and partnership distributions in 2001 was primarily due to the absence in 2001 of dividends paid on AOL Time Warner's common and preferred stock. The lower level of share repurchases on a pro forma basis in 2000 relates to the suspension of Time Warner's share repurchase program as a result of the announced merger between America Online and Time Warner. In January 2001, after the Merger was consummated, AOL Time Warner's Board of Directors authorized a common stock repurchase program that allows AOL Time Warner to repurchase, from time to time, up to $5 billion of AOL Time Warner common stock over a two-year period. As previously discussed, during 2001, the Company repurchased approximately 75.8 million shares at a cost of approximately $3 billion. In an effort to maintain financial flexibility and investment capacity, the pace of share repurchases under this program may decrease in 2002.

Free Cash Flow

AOL Time Warner evaluates operating performance based on several factors including free cash flow, which is defined as cash provided by operations less capital expenditures, product development costs, dividend payments and partnership distributions. The comparability of AOL Time Warner's free cash flow has been affected by certain significant transactions and nonrecurring items in each period. Specifically, AOL Time Warner's free cash flow has been impacted by the cash impact of the significant and nonrecurring items previously discussed. In addition, free cash flow has been impacted by payments made in settling restructuring and merger-related liabilities. For 2001, these items aggregated approximately $1.408 billion of cash payments. For 2000 on a pro forma basis, these items aggregated approximately $110 million. Excluding the effect of these nonrecurring items, free cash flow increased to $3.005 billion for 2001 from $888 million on a pro forma basis for 2000, primarily due to an increase in EBITDA, lower dividend payments and partnership distributions and reduced growth in other working capital requirements. On an as reported basis, free cash flow for 2001 was $1.597 billion, compared to $778 million on a pro forma basis for 2000.

TWE Cash Flow Restrictions

The assets and cash flows of TWE are restricted by certain borrowing and partnership agreements and are unavailable to AOL Time Warner except through the payment of certain fees, reimbursements, cash distributions and loans, which are subject to limitations. Under its bank credit agreement, TWE is permitted to incur additional indebtedness to make loans, advances, distributions and other cash payments to AOL Time Warner, subject to its individual compliance with the cash flow coverage and leverage ratio covenants contained therein.

Capital Spending

AOL Time Warner's overall capital spending for 2001 was $3.634 billion, an increase of $74 million over capital spending on a pro forma basis for 2000 of $3.560 billion. AOL Time Warner's capital spending and the related increase in capital spending is due principally to the Cable segment, as discussed more fully below, offset in part by lower capital spending levels at AOL Time Warner's other business segments in the aggregate.

Over the past three years, the Cable segment has been engaged in a plan to upgrade the technological capability and reliability of its cable television systems and develop new services, which management believes will position the business for sustained, long-term growth. Capital spending by the Cable segment amounted to $2.221 billion in 2001, compared to $2.158 billion on a pro forma basis in 2000. As more systems are upgraded, the fixed portion of Cable's capital spending is replaced with spending that varies based on the number of new subscribers. Capital spending by the Cable segment is expected to continue to be funded by the Cable segment's operating cash flow.

Outstanding Debt and Other Financing Arrangements

Outstanding Debt and Available Financial Capacity

At December 31, 2001, AOL Time Warner had total committed capacity, defined as maximum available borrowings under various existing debt arrangements, of approximately $32.5 billion. Of this committed capacity, approximately $9.7 billion was available to fund future contractual obligations, including the previously discussed purchase of Bertelsmann's interest in AOL Europe, and approximately $22.8 billion was outstanding as debt (refer to Note 10 to the accompanying consolidated financial statements for more details on outstanding debt). At December 31, 2001, total committed capacity, unused capacity and outstanding debt were as follows:

	Committed Capacity	Unused Capacity	Outstanding Debt
		(millions)	
Bank credit agreements and commercial paper programs	$14,608	$9,663	$ 4,945
Fixed-rate public debt	17,615	—	17,615
Other fixed-rate obligations[(a)]	280	—	280
Total	$32,503	$9,663	$22,840

(a) Includes debt due within one year of $48 million, which primarily relates to capital lease obligations.

Other Financing Arrangements

From time to time, the Company enters into various other financing arrangements with special purpose entities ("SPEs"). These arrangements include facilities which provide for the accelerated receipt of cash on certain accounts receivables and backlog licensing contracts and the leasing of certain aircraft and property. The Company employs these arrangements because they provide a cost-efficient form of financing, including certain tax benefits, as well as an added level of diversification of funding sources. The Company is able to realize cost efficiencies under these arrangements since the assets securing the financing are held by a legally separate, bankruptcy-remote SPE and provide direct security for the funding being provided. These facilities generally have relatively short-term maturities (1 to 5 years), which is taken into account in determining the maximum efficiency for the Company's overall capital structure. The Company's maturity profile of its outstanding debt and other financing arrangements is relatively long-term, with a weighted maturity of approximately 11 years. The assets and financing associated with these arrangements generally qualify for off-balance sheet treatment. For more detail, see Note 10 to the accompanying consolidated financial statements.

The following table summarizes the Company's financing arrangements with SPEs at December 31, 2001:

	Committed Capacity	Unused Capacity[a]	Outstanding Utilization
		(millions)	
Accounts receivable securitization facilities	$1,480	$330	$1,150
Backlog securitization facility[b]	500	58	442
Real estate and aircraft operating leases[c]	448	93	355
Total other financing arrangements	$2,428	$481	$1,947

(a) Ability to use accounts receivable securitization facilities and backlog securitization facility depends on availability of qualified assets.

(b) The outstanding utilization on the backlog securitization facility is classified as deferred revenue on the accompanying consolidated balance sheet.

(c) Represents current committed capacity. As discussed further in Note 10 to the accompanying consolidated financial statements, a portion of this committed capacity is being used to fund certain costs of AOL Time Warner's future corporate headquarters, which is expected to ultimately cost approximately $800 million.

Rating Triggers and Financial Covenants

Each of the Company's bank credit agreements and financing arrangements with SPEs contain customary covenants. A breach of such covenants in the bank credit agreements that continues beyond any grace period can constitute a default, which can limit the ability to borrow and can give rise to a right of the lenders to terminate the applicable facility and/or require immediate payment of any outstanding debt. A breach of such covenants in the financing arrangements with SPEs that continues beyond any grace period can constitute a termination event, which can limit the facility as a future source of liquidity; however, there would be no claims on the Company for the receivables or backlog contracts previously sold. Additionally, in the event that the Company's credit ratings decrease, the cost of maintaining the bank credit agreements and facilities and of borrowing increases and, conversely, if the ratings improve, such costs decrease.

As of December 31, 2001 and through the date of this filing, the Company was in compliance with all covenants. Management does not foresee that the Company will have any difficulty complying with the covenants currently in place in the foreseeable future. As discussed in more detail in Note 1 to the accompanying consolidated financial statements, the Company expects to take a one-time, noncash charge of approximately $54 billion upon adoption of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting

Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). This charge will not result in a violation of any of the Company's covenants.

Contractual and Other Obligations

Firm Commitments

In addition to the above financing arrangements, the Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments for goods and services. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. For example, the Company is contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. In accordance with current accounting rules, the future rights and obligations pertaining to such contracts are not reflected as assets or liabilities on the accompanying consolidated balance sheet.

The following table summarizes separately the Company's material firm commitments at December 31, 2001 and the timing and effect that such obligations are expected to have on the Company's liquidity and cash flow in future periods. Other than the AOL Europe purchase commitment, which is expected to be funded with available financial capacity, the Company expects to fund these commitments with operating cash flow generated in the normal course of business.

Nature of Firm Commitments	2002	2003-2005	2006 and thereafter	Total
		(millions)		
Programming and production deals	$ 1,611	$2,401	$3,647	$ 7,659
AOL Europe purchase	7,005	—	—	7,005
Narrowband and broadband network providers	1,728	3,424	289	5,441
Operating leases	868	1,744	3,368	5,980
Other firm commitments	1,030	992	270	2,292
Total firm commitments	$12,242	$8,561	$7,574	$28,377

Following is a description of the Company's firmly committed contractual obligations at December 31, 2001:

- The networks (HBO, Turner and The WB Network) enter into agreements with movie studios to air movies they produce (e.g., programming and production deals).
- As previously discussed, in January 2002, AOL Time Warner purchased 80% of Bertelsmann's interest in AOL Europe for $5.3 billion, funded with available financial capacity, and has committed to purchase Bertelsmann's remaining 20% interest in July 2002 for $1.45 billion. Additionally, in February 2002, certain redeemable preferred securities previously issued by AOL Europe were redeemed for $255 million.
- AOL has minimum purchase commitments with various narrowband and broadband network providers in order to provide service to its subscribers.
- Operating lease obligations primarily relate to the minimum lease rental obligations for the Company's real estate and operating equipment in various locations around the world.
- Other firm commitments include obligations to music artists, actors, authors and sports personnel and commitments to use certain printing facilities for the production of magazines and books.

Contingent Commitments

The Company also has certain contractual arrangements that would require the Company to make payments or provide funding if certain circumstances occur ("contingent commitments"). For example, the Company has guaranteed certain lease obligations of joint venture investees. In this circumstance, the Company would be required to make payments due under the lease to the lessor in the event of default by the joint venture investee. The Company does not expect that these contingent commitments will result in any amounts being paid by the Company in the near or foreseeable future.

The following table summarizes separately the Company's contingent commitments at December 31, 2001. The timing of amounts presented in the table represents when the maximum contingent commitment will expire and does not mean that the Company expects to incur an obligation to make any payments during that timeframe.

		Expiration of Commitments		
Nature of Contingent Commitments	**Total Commitments**	**2002**	**2003-2005**	**2006 and thereafter**
		(millions)		
Guarantees	$3,265	$241	$278	$2,746
Letters of credit and other contingent commitments	231	—	—	231
Total contingent commitments	$3,496	$241	$278	$2,977

Following is a description of the Company's contingent commitments at December 31, 2001:

- Guarantees include guarantees the Company has provided on certain lease and operating commitments entered into by formerly owned entities and joint ventures in which AOL Time Warner is a venture partner.
- The Cable segment provides letters of credit for several of its joint ventures. Should these joint ventures default on their debts, AOL Time Warner would be obligated to cover these costs to the extent of the letters of credit. In addition, the Cable segment provides for letters of credit and surety bonds that are required by certain local governments when cable is being installed.

Equity Method Investments

Except as otherwise discussed above, AOL Time Warner does not guarantee the debt of any of its investments accounted for using the equity method of accounting. However, for certain of these investments, the Company expects to continue to provide funding in excess of amounts currently invested. For example, as previously discussed, in 2002 the Company has agreed to provide AOL Latin America with funding in the form of convertible notes of up to $160 million in aggregate principal.

Filmed Entertainment Backlog

Backlog represents the amount of future revenue not yet recorded from cash contracts for the licensing of theatrical and television product for pay cable, basic cable, network and syndicated television exhibition. Backlog for all of AOL Time Warner's Filmed Entertainment companies was approximately $3.8 billion at December 31, 2001, compared to approximately $3.5 billion on a pro forma basis at December 31, 2000 (including amounts relating to the licensing of film product to AOL Time Warner's Networks segment of approximately $1.231 billion at December 31, 2001 and approximately $1.269 billion on a pro forma basis at December 31, 2000).

Because backlog generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement. Cash licensing fees are collected periodically over the term of the related licensing agreements or, as referenced above and discussed in more detail in Note 10 to the accompanying consolidated financial statements, on an accelerated basis using a $500 million securitization facility. The portion of backlog for which cash has not already been received has significant off-balance sheet asset value as a source of future funding. Of the approximately $3.8 billion of backlog relating to the Filmed Entertainment companies as of December 31, 2001, AOL Time Warner has recorded approximately $720 million of deferred revenue on the accompanying consolidated balance sheet, representing cash received through the utilization of the securitization facility and other advanced payments. The backlog excludes filmed entertainment advertising barter contracts, which are also expected to result in the future realization of revenues and cash through the sale of advertising spots received under such contracts.

MARKET RISK MANAGEMENT

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and changes in the market value of investments.

Interest Rate Risk

AOL Time Warner has entered into variable-rate debt that, at December 31, 2001, had an outstanding balance of approximately $4.945 billion. Based on AOL Time Warner's variable-rate obligations outstanding at December 31, 2001, each 25 basis point increase or decrease in the level of interest rates would, respectively, increase or decrease AOL Time Warner's annual interest expense and related cash payments by approximately $12 million. Such potential increases or decreases are based on certain simplifying assumptions, including a constant level of variable-rate debt for all maturities and an immediate, across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the period.

AOL Time Warner has entered into fixed-rate debt that, at December 31, 2001, had an outstanding balance of approximately $17.895 billion and a fair value of approximately $18.505 billion. Based on AOL Time Warner's fixed-rate debt obligations outstanding at December 31, 2001, a 25 basis point increase or decrease in the level of interest rates would, respectively, decrease or increase the fair value of the fixed-rate debt by approximately $35 million. Such potential increases or decreases are based on certain simplifying assumptions, including a constant level and rate of fixed-rate debt and an immediate, across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the period.

Foreign Currency Risk

AOL Time Warner uses foreign exchange contracts primarily to hedge the risk that unremitted or future royalties and license fees owed to AOL Time Warner domestic companies for the sale or anticipated sale of U.S. copyrighted products abroad may be adversely affected by changes in foreign currency exchange rates. Similarly, the Company enters into foreign exchange contracts to hedge film production costs abroad. As part of its overall strategy to manage the level of exposure to the risk of foreign currency exchange rate fluctuations, AOL Time Warner hedges a portion of its foreign currency exposures anticipated over the ensuing fifteen-month period (the "hedging period"). At December 31, 2001, AOL Time Warner had effectively hedged approximately 75% of the estimated foreign currency exposures that principally relate to anticipated cash flows to be remitted to the U.S. over the ensuing hedging period. The hedging period covers revenues expected to be recognized over the ensuing twelve-month period, however, there is often a lag between the time that revenue is recognized and the transfer of foreign denominated revenues back into U.S. dollars, therefore, the hedging period covers a fifteen-month period. To hedge this exposure, AOL Time Warner uses foreign exchange contracts that generally have maturities of three months to fifteen months providing continuing coverage throughout the hedging period. At December 31, 2001, AOL Time Warner had contracts for the sale of $816 million and the purchase of $577 million of foreign currencies at fixed rates, compared to contracts for the sale of $648 million and the purchase of $582 million of foreign currencies on a pro forma basis at December 31, 2000.

Based on the foreign exchange contracts outstanding at December 31, 2001, each 5% devaluation of the U.S. dollar as compared to the level of foreign exchange rates for currencies under contract at December 31, 2001 would result in approximately $12 million of net unrealized losses. Conversely, a 5% appreciation of the U.S. dollar would result in $12 million of net unrealized gains. Consistent with the nature of the economic hedge provided by such foreign exchange contracts, such unrealized gains or losses largely would be offset by corresponding decreases or increases, respectively, in the dollar value of future foreign currency royalty and license fee payments that would be received in cash within the hedging period from the sale of U.S. copyrighted products abroad.

Equity Risk

The Company is exposed to market risk as it relates to changes in market value of its investments. The Company invests in equity instruments of public and private companies for operational and strategic business purposes, many of which are Internet and technology companies. These securities are subject to significant fluctuations in fair market value due to volatility of the stock market and the industries in which the companies operate. These securities, which are classified in "Investments, including available-for-sale securities" on the accompanying consolidated balance sheet, include equity-method investments, investments in private securities, available-for-sale securities, restricted securities and equity derivative instruments. As of December 31, 2001, the Company had approximately $646 million of cost-method investments, primarily relating to private equity securities, approximately $1.942 billion of fair value investments, including approximately $1.911 billion of investments in unrestricted public equity securities held for purposes other than trading and approximately $31 million of equity derivative instruments, and approximately $4.298 billion of investments accounted for using the equity method of accounting.

The United States has experienced a broad decline in the public equity markets, particularly in technology stocks, including investments held in the AOL Time Warner portfolio. Similarly, AOL Time Warner experienced significant declines in the value of certain privately held investments and restricted securities. As a result, the Company has recorded an approximate $2.532 billion noncash pretax charge in 2001 and an approximate $799 million noncash pretax charge on a pro forma basis in 2000 (approximately $535 million on a historical basis) to reduce the carrying value of certain publicly traded and privately held investments, restricted securities and investments accounted for using the equity method of accounting and to reflect market fluctuation in derivative instruments (Note 8). While AOL Time Warner has recognized all declines that are believed to be other-than-temporary, it is reasonably possible that individual investments in the Company's portfolio may experience an other-than-temporary decline in value in the future if the underlying investee experiences poor operating results or the U.S. equity markets experience future broad declines in value. See Note 8 to the accompanying consolidated financial statements for additional discussion.

CRITICAL ACCOUNTING POLICIES

The SEC has recently issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggesting companies provide additional disclosure and commentary on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to the Company's financial condition and results, and requires significant judgment and estimates on the part of management in its application. AOL Time Warner believes the following represent the critical accounting policies of the Company as contemplated by FRR 60. For a summary of all of the Company's significant accounting policies, including the critical accounting policies discussed below, see Note 1 to the accompanying consolidated financial statements.

Investments

The Company's investments comprise of fair value investments, including available-for-sale investments, investments accounted for using the cost method of accounting and investments accounted for using the equity method of accounting. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value, by a charge to earnings. Such evaluation is dependent on the specific facts and circumstances. Factors that are considered by the Company in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

In evaluating the factors above for available-for-sale securities, management presumes a decline in value to be other-than-temporary if the quoted market price of the security is 20% or more below the investment's cost basis for a period of six months or more (the "20% criteria") or the quoted market price of the security is 50% or more below the security's cost basis at any quarter end (the "50% criteria"). However, the presumption of an other-than-temporary decline in these instances may be overcome if there is persuasive evidence indicating that the decline is temporary in nature (e.g., strong operating performance of investee, historical volatility of investee, etc.). Additionally, there may be instances where impairment losses are recognized even if the 20% and 50% criteria are not satisfied (e.g., plan to sell the security in the near term and the fair value is below the Company's cost basis).

For investments accounted for using the cost or equity method of accounting, management evaluates information (e.g., budgets, business plans, financial statements, etc.) in addition to quoted market price, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

While AOL Time Warner has recognized all declines that are believed to be other-than-temporary, it is reasonably possible that individual investments in the Company's portfolio may experience an other-than-temporary decline in value in the future if the underlying investee experiences poor operating results or the U.S. equity markets experience future broad declines in value.

Merger Accounting

The merger of America Online and Time Warner has been accounted for by AOL Time Warner as an acquisition of Time Warner under the purchase method of accounting for business combinations. Under the purchase method of accounting, the cost, including transaction costs, of approximately $147 billion to acquire Time Warner was allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill.

The judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact net income. For example, different classes of assets will have useful lives that differ—the useful life of a customer list may not be the same as the useful life of a music catalogue or copyright. Consequently, to the extent a longer-lived asset (e.g., music copyright) is ascribed greater value under the purchase method than a shorter-lived asset (e.g., customer list), there may be less amortization recorded in a given period.

Determining the fair value of certain assets and liabilities acquired is judgmental in nature and often involves the use of significant estimates and assumptions. As provided by the accounting rules, AOL Time Warner used the one-year period following the consummation of the Merger to finalize estimates of the fair value of assets and liabilities acquired. One of the areas that requires more judgment in determining fair values and useful lives is intangible assets. To assist in this process, AOL Time Warner obtained appraisals from independent valuation firms for certain intangible assets. While there were a number of different methods used in estimating the value of the intangibles acquired, there were two approaches primarily used: discounted cash flow and market multiple approaches. Some of the more significant estimates and assumptions inherent in the two approaches include: projected future cash flows (including timing); discount rate reflecting the risk inherent in the future cash flows; perpetual growth rate; determination of appropriate market comparables; and the determination of whether a premium or a discount should be applied to comparables. Most of the above assumptions were made based on available historical information.

The value of the Company's intangible assets, including goodwill, is exposed to future adverse changes if the Company experiences declines in operating results or experiences significant negative industry or economic trends or if future performance is below historical trends. The Company periodically reviews intangible assets and goodwill for impairment using the guidance of applicable accounting literature.

In the first quarter of 2002, AOL Time Warner will adopt new rules for measuring the impairment of goodwill and certain intangible assets. The estimates and assumptions described above, as well as the determination as to how goodwill will be allocated to the Company's operating segments, will impact the amount of impairment to be recognized upon adoption of the new accounting standard. It is expected that the adoption of FAS 142 will result in a one-time, noncash charge of approximately $54 billion, and will be reflected as a cumulative effect of an accounting change.

Revenue and Cost Recognition

There are two areas related to revenue and cost recognition which incorporate significant judgment and estimates by management—the accounting for multiple-element arrangements and the amortization of film costs resulting from the determination of revenue ultimates under the film accounting rules.

Multiple-Element Arrangements

In accounting for multiple-element arrangements, one of the key judgments to be made is the value that is attributable to the different contractual elements of the overall arrangement. The appropriate allocation of value not only impacts which segment is credited with the revenue, it also could impact the amount of revenue recorded in the consolidated statement of operations during a given period due to the differing methods of recognizing revenue by each of the segments, as discussed in Note 1.

In determining the amount of revenue that each segment should recognize, the Company follows the guidance contained in "Staff Accounting Bulletin No. 101: Revenue Recognition in Financial Statements—Frequently Asked Questions and Answers," ("SAB 101 FAQ"). SAB 101 FAQ prescribes that in circumstances where multiple elements are being sold, revenue should be allocated to each element based on the relative fair value of that element to the aggregate fair value of all elements, irrespective of the dollar amounts ascribed to each of the elements in the related contract. Accordingly, it is necessary for management to determine the fair value of each element. Such determination is judgmental and is typically based on the pricing of similar cash arrangements that are not part of a multi-element arrangement.

Filmed Entertainment Revenues and Costs

An aspect of film accounting that requires the exercise of judgment relates to the process of estimating the total revenues to be received throughout a film's life cycle. Such estimate of a film's "ultimate revenue" is important for two reasons. First, while a film is being produced and the related costs are being capitalized, it is necessary for management to estimate the ultimate revenues, less additional costs to be incurred including exploitation costs, in order to determine whether the value of a film has been impaired and thus requires an immediate write off of unrecoverable film cost. Second, the amount of capitalized film costs recognized as cost of revenues for a given film as it is exhibited in various markets throughout its life cycle is based upon the proportion of the film's revenues recognized for such period to the film's estimated ultimate total revenues.

Management bases its estimates of ultimate revenue for each film on the historical performance of similar films, incorporating factors such as the star power of the lead actors and actresses, the genre of the film and the expected number of theatres at which the film will be released. Management updates such estimates based on the actual results of each film. For example, a film which has resulted in lower-than-expected theatrical revenues in its initial weeks of release would generally have its theatrical, home video and distribution ultimate revenues adjusted downward; a failure to do so would result in the understatement of amortized film costs for the period.

Sales Returns and Uncollectible Accounts

One area of judgment affecting reported revenue and net income is management's estimate of product sales that will be returned and the amount of receivables that will ultimately be collected. In determining the estimate of product sales that will be returned, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of AOL Time Warner's products. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return.

Similarly, management evaluates accounts receivables to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, including an analysis of specific risks on a customer-by-customer basis for larger accounts and customers, and an analysis of receivables aging that determines the percent that has historically been uncollected by aged category. Based on this information, management reserves an amount that is believed to be uncollectible.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This document contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements anticipating future growth in revenues, EBITDA and cash flow. Words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are based on management's present expectations about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances, and the Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of such changes, new information, future events or otherwise.

AOL Time Warner operates in highly competitive, consumer-driven and rapidly changing Internet, media and entertainment businesses. These businesses are affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the continued ability to protect intellectual property rights. AOL Time Warner's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in the forward-looking statements, including those identified in AOL Time Warner's other filings with the SEC and the following:

- For AOL Time Warner's America Online businesses, the ability to develop new products and services to remain competitive; the ability to develop, adopt or have access to new technologies; the ability to successfully implement its broadband strategy; the ability to have access to distribution channels controlled by third parties; the ability to retain and grow the subscriber base; the ability to provide adequate server, network and system capacity; the risk of unanticipated increased costs for network services; increased competition from providers of Internet services; the ability to maintain or enter into new electronic commerce, advertising, marketing or content arrangements; the ability to maintain and grow market share in the enterprise software industry; the risks from changes in U.S. and international regulatory environments affecting interactive services; and the ability to continue to expand successfully internationally.
- For AOL Time Warner's cable business, more aggressive than expected competition from new technologies and other types of video programming distributors, including DBS and DSL; increases in government regulation of basic cable or equipment rates or other terms of service (such as "digital must-carry," open access or common carrier requirements); government regulation of other services, such as broadband cable modem service; increased difficulty in obtaining franchise renewals; the failure of new equipment (such as digital set-top boxes) or services (such as digital cable, high-speed online services, telephony over cable or video-on-demand) to appeal to enough consumers or to be available at prices consumers are willing to pay, to function as expected and to be delivered in a timely fashion; fluctuations in spending levels by advertisers and consumers; and greater than expected increases in programming or other costs.
- For AOL Time Warner's filmed entertainment businesses generally, their ability to continue to attract and select desirable talent and scripts at manageable costs; general increases in production costs; fragmentation of consumer leisure and entertainment time (and its possible negative effects on the broadcast and cable networks, which are significant customers of these businesses); continued popularity of merchandising; the potential repeal of the Sonny Bono Copyright Term Extension Act; the uncertain impact of technological developments, which may facilitate piracy of the Company's copyrighted works; and risks associated with foreign currency exchange rates. With respect to feature films, the increasing marketing costs associated with theatrical film releases in a highly competitive marketplace; with respect to television programming, a decrease in demand for television programming provided by non-affiliated producers; and with respect to home video, the ability to maintain relationships with significant customers in the rental and sell-through markets.
- For AOL Time Warner's network businesses, greater than expected programming or production costs; public and cable operator resistance to price increases (and the negative impact on premium programmers

of increases in basic cable rates); increased regulation of distribution agreements; the sensitivity of network advertising to economic cyclicality and to new media technologies; the impact of consolidation among cable and satellite distributors; piracy of programming by means of Internet peer-to-peer file sharing; the impact of personal video recorder "ad-stripping" functions on advertising sales; the development of new technologies that alter the role of programming networks and services; and greater than expected fragmentation of consumer viewership due to an increased number of programming services or the increased popularity of alternatives to television.

- For AOL Time Warner's music business, its ability to continue to attract and select desirable talent at manageable costs; the popular demand for particular artists and albums; the timely completion of albums by major artists; its ability to continue to enforce its intellectual property rights in digital environments; piracy of programming by means of Internet peer-to-peer file sharing; its ability to develop a successful business model applicable to a digital online environment; the potential repeal of Subsection (6) of California Labor Code Section 2855 regarding the maximum length of personal service contracts; the potential repeal of the Sonny Bono Copyright Term Extension Act; risks associated with foreign currency exchange rates; and the overall strength of global music sales.
- For AOL Time Warner's print media and publishing businesses, fluctuations in spending levels by advertisers and consumers; unanticipated increases in paper, postal and distribution costs (including costs resulting from financial pressure on the U.S. Postal Service); increased costs and business disruption resulting from instability in the newsstand distribution channel; the introduction and increased popularity of alternative technologies for the provision of news and information; and the ability to continue to develop new sources of circulation.
- The risks related to the continued successful operation of the businesses of AOL Time Warner on an integrated basis and the possibility that the Company will not be able to continue to realize the benefits of the combination of these businesses.

In addition, the Company's overall financial strategy, including growth in operations, maintaining its financial ratios and a strong balance sheet, could be adversely affected by increased interest rates, failure to meet earnings expectations, significant acquisitions or other transactions, economic slowdowns and changes in the Company's plans, strategies and intentions.

AOL TIME WARNER INC.
CONSOLIDATED BALANCE SHEET
December 31,
(millions, except per share amounts)

	2001 Historical	2000 Pro Forma[a]	2000 Historical[a]
ASSETS			
Current assets			
Cash and equivalents	$ 719	$ 3,300	$ 2,610
Short-term investments	—	886	886
Receivables, less allowances of $1.889 billion, $1.725 billion and $97 million	6,054	6,033	464
Inventories	1,791	1,583	—
Prepaid expenses and other current assets	1,710	1,908	711
Total current assets	10,274	13,710	4,671
Noncurrent inventories and film costs	6,853	6,235	—
Investments, including available-for-sale securities	6,886	9,472	3,824
Property, plant and equipment	12,684	11,174	1,041
Music catalogues and copyrights	2,927	2,500	—
Cable television and sports franchises	27,109	31,700	—
Brands and trademarks	10,684	10,000	—
Goodwill and other intangible assets	128,338	128,824	713
Other assets	2,804	2,432	578
Total assets	$208,559	$216,047	$10,827
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 2,257	$ 2,125	$ 105
Participations payable	1,253	1,190	—
Royalties and programming costs payable	1,515	1,488	—
Deferred revenue	1,456	1,660	1,063
Debt due within one year	48	45	2
Other current liabilities	6,443	6,163	1,158
Total current liabilities	12,972	12,671	2,328
Long-term debt	22,792	21,318	1,411
Deferred income taxes	11,260	15,165	—
Deferred revenue	1,054	1,277	223
Other liabilities	4,819	4,050	87
Minority interests	3,591	3,364	—
Mandatorily redeemable preferred securities of a subsidiary holding solely debentures of a subsidiary of the Company	—	575	—
Shareholders' equity			
Series LMCN-V common stock, $.01 par value, 171.2 million shares outstanding at December 31, 2001 and December 31, 2000 pro forma	2	2	—
AOL Time Warner (and America Online as predecessor) common stock, $.01 par value, 4.258, 4.101 and 2.379 billion shares outstanding	42	41	24
Paid-in capital	155,172	155,796	4,966
Accumulated other comprehensive income, net	49	61	61
Retained earnings (loss)	(3,194)	1,727	1,727
Total shareholders' equity	152,071	157,627	6,778
Total liabilities and shareholders' equity	$208,559	$216,047	$10,827

(a) AOL Time Warner's historical financial statements for the prior period represent the financial results of America Online, as predecessor to AOL Time Warner. In order to enhance comparability, unaudited pro forma financial statements for 2000 are presented supplementally as if the merger of America Online and Time Warner had occurred at the beginning of 2000 (Note 1).

See accompanying notes.

AOL TIME WARNER INC.
CONSOLIDATED STATEMENT OF OPERATIONS
Years Ended December 31,
(millions, except per share amounts)

	2001 Historical	2000 Pro Forma[a]	2000 Historical[a]	1999 Historical
Revenues:				
Subscriptions	$ 16,543	$ 14,733	$ 4,777	$ 3,874
Advertising and commerce	8,487	8,744	2,369	1,240
Content and other	13,204	12,736	557	610
Total revenues[b]	38,234	36,213	7,703	5,724
Cost of revenues[b]	(20,704)	(19,887)	(3,874)	(3,324)
Selling, general and administrative[b]	(9,596)	(9,550)	(1,902)	(1,390)
Amortization of goodwill and other intangible assets	(7,231)	(7,032)	(100)	(68)
Gain on sale or exchange of cable television systems	—	28	—	—
Merger-related costs	(250)	(155)	(10)	(123)
Operating income (loss)	453	(383)	1,817	819
Interest income (expense), net	(1,379)	(1,373)	275	138
Other income (expense), net[b]	(3,539)	(1,356)	(208)	677
Minority interest expense	(310)	(264)	—	—
Income (loss) before income taxes and cumulative effect of accounting change	(4,775)	(3,376)	1,884	1,634
Income tax provision	(146)	(551)	(732)	(607)
Income (loss) before cumulative effect of accounting change	(4,921)	(3,927)	1,152	1,027
Cumulative effect of accounting change, net of $295 million income tax benefit	—	(443)	—	—
Net income (loss)	(4,921)	(4,370)	1,152	1,027
Preferred dividend requirements	—	(14)	—	—
Net income (loss) applicable to common shares	$ (4,921)	$ (4,384)	$ 1,152	$ 1,027
Basic income (loss) per common share before cumulative effect of accounting change	$ (1.11)	$ (0.92)	$ 0.50	$ 0.47
Cumulative effect of accounting change	—	(0.10)	—	—
Basic net income (loss) per common share	$ (1.11)	$ (1.02)	$ 0.50	$ 0.47
Average basic common shares	4,429.1	4,300.8	2,323.0	2,199.0
Diluted income (loss) per common share before cumulative effect of accounting change	$ (1.11)	$ (0.92)	$ 0.45	$ 0.40
Cumulative effect of accounting change	—	(0.10)	—	—
Diluted net income (loss) per common share	$ (1.11)	$ (1.02)	$ 0.45	$ 0.40
Average diluted common shares	4,429.1	4,300.8	2,595.0	2,599.0

(a) AOL Time Warner's historical financial statements for the prior periods represent the financial results of America Online, as predecessor to AOL Time Warner. In order to enhance comparability, unaudited pro forma financial statements for 2000 are presented supplementally as if the merger of America Online and Time Warner had occurred at the beginning of 2000 (Note 1).

(b) Includes the following income (expenses) resulting from transactions with related companies:

Revenues	$ 721	$ 762	$99	$68
Cost of revenues	(327)	(212)	—	—
Selling, general and administrative	10	(32)	10	6
Other income (expense), net	11	(19)	—	—

See accompanying notes.

AOL TIME WARNER INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Years Ended December 31,
(millions)

	2001 Historical	2000 Pro Forma[a]	2000 Historical[a]	1999 Historical
OPERATING ACTIVITIES				
Net income (loss)	$ (4,921)	$(4,370)	$ 1,152	$ 1,027
Adjustments for noncash and nonoperating items:				
Cumulative effect of accounting change	—	443	—	—
Depreciation and amortization	9,203	8,650	444	316
Amortization of film costs	2,380	2,032	—	—
Loss on writedown of investments	2,537	517	465	—
Net gains on sale of investments	(34)	(486)	(358)	(681)
Net gains on sale or exchange of cable systems and investments	—	(37)	—	—
Equity in losses of other investee companies after distributions	975	1,224	36	5
Changes in operating assets and liabilities, net of acquisitions:				
Receivables	(484)	(924)	(84)	(134)
Inventories	(2,801)	(2,291)	—	—
Accounts payable and other liabilities	(1,952)	1,259	1,014	1,543
Other balance sheet changes	391	(1,373)	(711)	(436)
Cash provided by operating activities	5,294	4,644	1,958	1,640
INVESTING ACTIVITIES				
Acquisition of Time Warner Inc. cash and equivalents	690	—	—	—
Investments and acquisitions	(4,177)	(3,758)	(2,348)	(2,476)
Capital expenditures and product development costs	(3,634)	(3,560)	(785)	(612)
Investment proceeds	1,851	1,431	812	769
Other	—	(2)	(2)	(28)
Cash used by investing activities	(5,270)	(5,889)	(2,323)	(2,347)
FINANCING ACTIVITIES				
Borrowings	10,692	4,660	104	1,286
Debt repayments	(9,900)	(3,043)	(1)	(22)
Borrowings against future stock option proceeds	—	2	—	—
Repayments of borrowings against future stock option proceeds	—	(1,245)	—	—
Redemption of mandatorily redeemable preferred securities of subsidiary	(575)	—	—	—
Proceeds from issuance of stock, primarily exercise of stock option and dividend reimbursement plans	926	704	318	494
Repurchases of common stock	(3,031)	(65)	—	—
Dividends paid and partnership distributions	(63)	(306)	—	—
Other	36	—	—	(29)
Cash provided (used) by financing activities	(1,915)	707	421	1,729
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(1,891)	(538)	56	1,022
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	2,610	3,838	2,554	1,532
CASH AND EQUIVALENTS AT END OF PERIOD	$ 719	$ 3,300	$ 2,610	$ 2,554

(a) AOL Time Warner's historical financial statements for the prior periods represent the financial results of America Online, as predecessor to AOL Time Warner. In order to enhance comparability, unaudited pro forma financial statements for 2000 are presented supplementally as if the merger of America Online and Time Warner had occurred at the beginning of 2000 (Note 1).

See accompanying notes.

AOL TIME WARNER INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(millions)

	Common Stock	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE AT DECEMBER 31, 1998	$20	$ 2,134	$ (292)	$ 1,862
Net income	—	—	1,027	1,027
Unrealized gains on securities, net of $820 million tax provision	—	—	1,339	1,339
Comprehensive income	—	—	2,366	2,366
Investment in Gateway Inc.	—	100	—	100
Shares issued in connection with the conversion of convertible debt	—	101	—	101
Shares issued pursuant to stock option, warrant and employee stock purchase plans, including $551 million tax benefit	3	1,032		1,035
Amortization of compensatory stock options	—	21	—	21
Sale of stock, net	—	10	—	10
Other	—	868	(32)	836
BALANCE AT DECEMBER 31, 1999	23	4,266	2,042	6,331
Net income	—	—	1,152	1,152
Realized and unrealized losses on derivative financial instruments, net of a $1 million tax benefit	—	—	(1)	(1)
Unrealized losses on securities, net of $861 million tax benefit	—	—	(1,405)	(1,405)
Comprehensive loss	—	—	(254)	(254)
Shares issued for acquisitions	—	275	—	275
Shares issued in connection with the conversion of convertible debt	—	244	—	244
Shares issued pursuant to stock option and employee stock purchase plans, including $711 million tax benefit	1	1,028	—	1,029
Amortization of compensatory stock options	—	13	—	13
Other	—	(860)	—	(860)
BALANCE AT DECEMBER 31, 2000	24	4,966	1,788	6,778
Shares issued in connection with the America Online-Time Warner merger	19	146,411	—	146,430
Reversal of America Online's deferred tax valuation allowance	—	4,419	—	4,419
Balance at December 31, 2000 adjusted to give effect to America Online-Time Warner merger	43	155,796	1,788	157,627
Net loss[(a)]	—	—	(4,921)	(4,921)
Foreign currency translation adjustments	—	—	(11)	(11)
Unrealized gains on securities, net of $2 million tax provision[(a)]	—	—	4	4
Realized and unrealized losses on derivative financial instruments, net of $3 million tax benefit	—	—	(5)	(5)
Comprehensive (loss)	—	—	(4,933)	(4,933)
Repurchases of AOL Time Warner common stock	(1)	(3,045)	—	(3,046)
Shares issued pursuant to stock options, restricted stock, dividend reinvestment and benefit plans including $1.446 billion income tax benefit	2	2,421	—	2,423
BALANCE AT DECEMBER 31, 2001	$44	$155,172	$(3,145)	$152,071

(a) Includes a $34 million pretax reduction (tax effect of $14 million) related to realized gains on the sale of securities in 2001 and an increase of $629 million pretax (tax effect of $251 million) related to impairment charges on investments that had experienced other-than-temporary declines. These charges are included in the 2001 net loss.

See accompanying notes.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Basis of Presentation

Description of Business

AOL Time Warner Inc. ("AOL Time Warner" or the "Company") is the world's first Internet-powered media and communications company. The Company was formed in connection with the merger of America Online, Inc. ("America Online") and Time Warner Inc. ("Time Warner"), which was consummated on January 11, 2001 (the "Merger"). As a result of the Merger, America Online and Time Warner each became a wholly owned subsidiary of AOL Time Warner. The Merger was structured as a stock-for-stock exchange, and was accounted for by AOL Time Warner as an acquisition of Time Warner using the purchase method of accounting for business combinations. Under the purchase method of accounting, the estimated cost of approximately $147 billion to acquire Time Warner, including transaction costs, was allocated to its underlying net assets in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the net assets acquired was recorded as goodwill.

AOL Time Warner classifies its business interests into six fundamental areas: *AOL,* consisting principally of interactive services, Web properties, Internet technologies and electronic commerce services; *Cable,* consisting principally of interests in cable television systems; *Filmed Entertainment,* consisting principally of interests in filmed entertainment and television production; *Networks,* consisting principally of interests in cable television and broadcast network programming; *Music,* consisting principally of interests in recorded music and music publishing; and *Publishing,* consisting principally of interests in magazine publishing, book publishing and direct marketing. Financial information for AOL Time Warner's various business segments is presented in Note 17.

Each of the business interests within AOL Time Warner—AOL, Cable, Filmed Entertainment, Networks, Music and Publishing—is important to management's objective of increasing shareholder value through the creation, extension and distribution of recognizable brands and copyrights throughout the world. Such brands and copyrights include (1) leading worldwide Internet services, such as AOL and Compuserve, leading Web properties, such as Netscape, Moviefone and MapQuest, instant messaging services, such as ICQ and AOL Instant Messenger, and AOL music properties, such as the AOL Music Channel, Winamp and SHOUTcast, (2) Time Warner Cable, currently the second largest operator of cable television systems in the U.S., (3) the unique and extensive film, television and animation libraries owned or managed by Warner Bros. and New Line Cinema, and trademarks such as the *Looney Tunes* characters, *Batman* and *The Flintstones,* (4) leading television networks, such as The WB Network, HBO, Cinemax, CNN, TNT, TBS Superstation and Cartoon Network, (5) copyrighted music from many of the world's leading recording artists that is produced and distributed by a family of established record labels such as Warner Bros. Records, Atlantic Records, Elektra Entertainment and Warner Music International and (6) magazine franchises, such as *Time, People* and *Sports Illustrated.*

America Online, as predecessor to AOL Time Warner, was incorporated in the state of Delaware in May 1985. Based in Dulles, Virginia, America Online, as noted above, is the world's leader in interactive services, Web properties, Internet technologies and electronic commerce services.

Basis of Presentation

America Online-Time Warner Merger

The Merger was accounted for by AOL Time Warner as an acquisition of Time Warner under the purchase method of accounting for business combinations. The financial results for Time Warner have been included in AOL Time Warner's results since January 1, 2001, as permitted under generally accepted accounting principles. Under the purchase method of accounting, the cost of approximately $147 billion to acquire Time Warner, including transaction costs, was allocated to its underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. This allocation includes intangible assets, such as film and television libraries, music catalogues and copyrights, cable television and sports franchises, and brands and trademarks. The goodwill and identified intangible assets are being amortized on a straight-line basis over the following weighted-average useful lives:

	Weighted-Average Useful Life
	(Years)
Film and television libraries	17
Music catalogues and copyrights	20
Cable television and sports franchises	25
Brands and trademarks	34
Subscriber lists	5
Goodwill	25

As discussed further below, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("Statement") No. 142, "Goodwill and Other Intangible Assets," which provides, among other things, for the nonamortization of goodwill and intangible assets with indefinite useful lives. Consequently, goodwill and some intangible assets recognized in connection with the Merger will no longer be amortized, beginning in the first quarter of 2002.

Because the Merger was not consummated on or before December 31, 2000, the accompanying historical financial statements and notes for 2000 and 1999 reflect only the financial results of America Online, as predecessor to AOL Time Warner. However, in order to enhance comparability, pro forma consolidated financial statements for 2000 are presented supplementally to illustrate the effects of the Merger on the historical financial position and operating results of America Online. The pro forma financial information for AOL Time Warner, which is unaudited, is presented as if the Merger between America Online and Time Warner had occurred on January 1, 2000. These results also reflect reclassifications of each company's historical operating results and segment information to conform to the combined Company's financial statement presentation, as follows:

- Time Warner's digital media results have been allocated to the business segments now responsible for managing those operations and are no longer treated as a separate reportable segment;
- Income and losses related to investments accounted for using the equity method of accounting and gains and losses on the sale of investments have been reclassified from operating income (loss) to other income (expense), net;
- Corporate expenses have been reclassified to selling, general and administrative costs as a reduction of operating income (loss); and
- Merger-related costs have been moved from other income (expense), net, to operating income (loss).

Investment in Time Warner Entertainment Company, L.P.

A majority of AOL Time Warner's interests in the Filmed Entertainment and Cable segments, and a portion of its interests in the Networks segment, are held through Time Warner Entertainment Company, L.P. ("TWE"). AOL Time Warner owns general and limited partnership interests in TWE consisting of 74.49% of the pro rata priority capital ("Series A Capital") and residual equity capital ("Residual Capital"), and 100% of the junior priority capital ("Series B Capital"). The remaining 25.51% limited partnership interests in the Series A Capital and Residual Capital of TWE are held by MediaOne TWE Holdings, Inc., a subsidiary of AT&T Corp. ("AT&T").

New Accounting Principles

Cumulative Effect of Change in Film Accounting Principle

In June 2000, Time Warner adopted American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 00-2, "Accounting by Producers and Distributors of Films" ("SOP 00-2"). SOP 00-2 established new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. Specifically, SOP 00-2 requires advertising costs for theatrical and television product to be expensed as incurred. This compares to Time Warner's previous policy of first capitalizing and then expensing advertising costs for theatrical product over the related revenue streams. In addition, SOP 00-2 requires development costs for abandoned projects and certain indirect overhead costs to be charged directly to expense, instead of those costs being capitalized to film costs, which was required under the previous accounting model. SOP 00-2 also requires all film costs to be classified in the balance sheet as noncurrent assets.

Time Warner had adopted the provisions of SOP 00-2, retroactively to the beginning of 2000. As a result, AOL Time Warner's pro forma net loss in 2000 includes a one-time, noncash, after-tax charge of $443 million, primarily to reduce the carrying value of its film inventory. This charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations on a pro forma basis.

Revenue Classification Changes

Securities and Exchange Commission Staff Accounting Bulletin No. 101

In the fourth quarter of 2000, both America Online and Time Warner adopted Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 clarifies certain existing accounting principles for the timing of revenue recognition and the classification of revenues in financial statements. While both America Online's and Time Warner's existing revenue recognition policies were consistent with the provisions of SAB 101, the new rules resulted in changes as to how revenues from certain transactions are classified in the AOL, Networks and Music segments. As a result of applying the provisions of SAB 101, the Company's revenues and costs were reduced by an equal amount of $359 million on a pro forma basis for 2000 ($161 million on a historical basis) and $29 million for 1999.

Emerging Issues Task Force Issue No. 01-09

In April 2001, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," which was later codified along with other similar issues, into EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" ("EITF 01-09"). EITF 01-09 will be effective for AOL Time Warner in the first quarter of 2002. EITF 01-09 clarifies the income statement classification of costs incurred by a vendor in connection with the reseller's purchase or promotion of the vendor's products, resulting in certain cooperative advertising and product placement costs previously classified as selling expenses to be reflected as a reduction of revenues earned from that activity. As a result of applying the provisions of EITF 01-09, AOL Time Warner management believes that the Company's revenues and costs will be reduced by an equal amount of approximately $195 million in 2001 and approximately $165 million on a pro forma basis for 2000 (approximately $10 million on a historical basis). Once adopted, the new guidance requires retroactive restatement of all periods presented to reflect the new accounting provisions.

Reimbursement of "Out-of-Pocket" Expenses

In November 2001, the FASB Staff issued as interpretive guidance EITF Topic No. D-103, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred" ("Topic

D-103"). Topic D-103 requires that reimbursements received for out-of-pocket expenses be classified as revenue on the income statement and will be effective for AOL Time Warner in the first quarter of 2002. As a result of this classification change, AOL Time Warner will present cable franchise taxes collected from subscribers as revenues. As a result of applying the guidance of Topic D-103, AOL Time Warner management believes that the Company's revenues and costs will be increased by an equal amount of approximately $280-$320 million, having no impact on operating income or EBITDA. Once adopted, the new guidance requires retroactive restatement of all periods presented to reflect the new accounting provisions.

Accounting for Business Combinations

In July 2001, the FASB issued Statements No. 141, "Business Combinations" ("FAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. The new standards generally will be effective for AOL Time Warner in the first quarter of 2002 and for purchase business combinations consummated after June 30, 2001.

AOL Time Warner is in the process of finalizing the impact of adopting the provisions of FAS 142, which is expected to be significant. Upon adoption, AOL Time Warner will stop amortizing goodwill, including goodwill included in the carrying value of certain investments accounted for under the equity method of accounting. In addition, AOL Time Warner will stop amortizing approximately $38 billion of intangible assets deemed to have an indefinite useful life, primarily intangible assets related to cable franchises and certain brands and trademarks. Based on the current levels of goodwill and intangible assets deemed to have an indefinite useful life, the adoption of FAS 142 will reduce annual amortization expense by approximately $6.7 billion. Similarly, with respect to equity investees, other expense, net, will be reduced by approximately $500 million. Because goodwill amortization is nondeductible for tax purposes, the impact of stopping the amortization of goodwill, certain intangible assets and the goodwill included in the carrying value of equity investees, after considering the portion applicable to minority shareholders, would be to increase AOL Time Warner's annual net income by approximately $6.3 billion.

As noted above, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. In addition, when FAS 142 is initially applied, all goodwill recognized on the Company's consolidated balance sheet on that date will need to be reviewed for impairment using the new guidance. Before performing the review for impairment, the new guidance requires that all goodwill deemed to relate to the entity as a whole be assigned to all of the Company's reporting units (generally, the AOL Time Warner operating segments), including the reporting units of the acquirer, in a reasonable and supportable manner. This differs from the previous accounting rules, which required goodwill to be assigned only to the businesses of the company acquired. As a result, a portion of the goodwill generated in the Merger will be reallocated to the AOL segment resulting in a change in segment assets.

As a result of this initial review for impairment, AOL Time Warner expects to record a one-time, noncash charge of approximately $54 billion upon adoption of the new accounting standard in the first quarter of 2002. Such charge is non-operational in nature and will be reflected as a cumulative effect of an accounting change.

Asset Retirement Obligations

In July 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 will be effective for AOL Time Warner in the first quarter of 2002. AOL Time Warner management does not expect that the application of the provisions of FAS 143 will have a material impact on AOL Time Warner's consolidated financial statements.

Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 clarifies the accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, including the disposal of business segments and major lines of business. FAS 144 will be effective for AOL Time Warner in the first quarter of 2002. AOL Time Warner management does not expect that the application of the provisions of FAS 144 will have a material impact on AOL Time Warner's consolidated financial statements.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125" ("FAS 140"). FAS 140 revises the criteria for accounting for securitizations and other transfers of financial assets and collateral. In addition, FAS 140 requires certain additional disclosures. Except for the new disclosure provisions, which were effective for the year ended December 31, 2000, FAS 140 was effective for the transfer of financial assets occurring after March 31, 2001. The provisions of FAS 140 did not have a significant effect on AOL Time Warner's consolidated financial statements.

Summary of Significant Accounting Policies

Basis of Consolidation and Accounting for Investments

The consolidated financial statements include 100% of the assets, liabilities, revenues, expenses, income, loss and cash flows of AOL Time Warner and all companies in which AOL Time Warner has a controlling voting interest ("subsidiaries"), as if AOL Time Warner and its subsidiaries were a single company. Intercompany accounts and transactions between the consolidated companies have been eliminated.

Investments in companies in which AOL Time Warner has significant influence, but less than a controlling voting interest, are accounted for using the equity method. This is generally presumed to exist when AOL Time Warner owns between 20% and 50% of the investee. However, in certain circumstances, AOL Time Warner's ownership percentage exceeds 50% but the Company accounts for the investment using the equity method because the minority shareholders hold certain rights which allow them to participate in the day-to-day operations of the business.

Under the equity method, only AOL Time Warner's investment in and amounts due to and from the equity investee are included in the consolidated balance sheet; only AOL Time Warner's share of the investee's earnings is included in the consolidated operating results; and only the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee, are included in the consolidated cash flows. In circumstances where the Company's ownership in an investee is in the form of a preferred security or otherwise senior security, AOL Time Warner's share in the investee's income or loss is determined by applying the equity method of accounting using the "hypothetical-liquidation-at-book-value" method. Under the hypothetical-liquidation-at-book-value method, the investor's share of earnings or losses is determined based on changes in the investor's claim in the book value of the investee. Additionally, the carrying value of investments accounted for using the equity method of accounting are adjusted downward to reflect any other-than-temporary declines in value.

Investments in companies in which AOL Time Warner does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded and there are no resale restrictions greater than one year. If there are resale restrictions greater than one year, or if the investment is not publicly traded, then the investment is accounted for at cost. Unrealized gains and losses on investments accounted for at market value are reported, net-of-tax, in the accompanying consolidated statement of shareholders' equity as a component of accumulated other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions of earnings from both market-value and investments accounted for at cost are included in income when declared.

Business Combinations

Business combinations have been accounted for using either the purchase method or the pooling-of-interests method of accounting. Business combinations which have been accounted for under the purchase method of accounting include the results of operations of the acquired business from the effective date of acquisition. The cost to acquire companies, including transaction costs, have been allocated to the underlying net assets of the acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the net assets acquired has been recorded as goodwill. Amounts allocated to acquired in-process research and development are expensed in the period of acquisition. In certain purchase business combinations, the Company may review the operations of the acquired company and implement plans to restructure its operations. As a result, the Company may accrue a liability related to these restructuring plans using the criteria prescribed in EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The impact of accruing these liabilities in connection with a purchase business combination is that the related cost is reflected as a liability assumed in the acquisition and results in additional goodwill as opposed to being included as a charge in the current period determination of income (Note 3).

Other business combinations completed by America Online prior to the Merger have been accounted for under the pooling-of-interests method of accounting. In such cases, the assets, liabilities and stockholders' equity of the acquired entities were combined with America Online's respective accounts at recorded values. Prior period financial statements have been restated to give effect to the combination unless the effect of the business combination is not material to the financial statements of America Online (Note 2). As previously discussed, FAS 141 prohibits the use of the pooling-of-interests method of accounting for business combinations, effective July 1, 2001.

Foreign Currency Translation

The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included in the accompanying consolidated statement of shareholders' equity as a component of accumulated other comprehensive income (loss).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include management's forecast of anticipated revenues and cash flows from investments and the sale of future and existing consumer products, including music and publishing-related products, as well as from the distribution of theatrical and television product, in order to evaluate the ultimate recoverability of accounts receivable, film inventory, artist and author advances and investments recorded as assets in the consolidated balance sheet. Accounts receivable and sales of product in the music and publishing industries, as well as sales of home video product in the filmed entertainment industry, are subject to customers' rights to return unsold items. In addition, significant estimates have been used in accounting for business combinations accounted for using the purchase method of accounting.

Management periodically reviews such estimates and it is reasonably possible that management's assessment of recoverability of accounts receivable, individual films and television product, individual artist and author advances, and investments may change based on actual results and other factors.

Revenues and Costs

AOL

Subscription revenues are recognized over the period that services are provided. Advertising and commerce revenues and content and other revenues are recognized as the services are performed or when the goods are delivered. AOL generates advertising revenues based on two types of contracts: standard and nonstandard. The revenues derived from standard advertising contracts, in which AOL provides a minimum number of impressions for a fixed fee, are recognized as the impressions are delivered. The revenues derived from nonstandard advertising contracts, which provide carriage, advisory services, premier placements and exclusivities, navigation benefits, brand affiliation and other benefits, are recognized, on a straight-line basis, over the term of the contract, provided AOL is meeting its obligations under the contract. Deferred revenue consists primarily of prepaid electronic commerce and advertising fees, and monthly and annual prepaid subscription fees billed in advance.

AOL enters into rebate and other promotional programs with its commerce partners. During 1999, AOL began to offer rebates to subscribers who agree to subscribe for a defined period of time. AOL capitalizes the cost of the rebates and amortizes the amount as a reduction of revenues over the period in which services are performed and/or goods are delivered.

For other promotional programs, in which consumers are typically offered a subscription to AOL's subscription services at no charge as a result of purchasing a product from the commerce partner, AOL records subscription revenue, based on net amounts received from the commerce partner, if any, on a straight-line basis over the term of the service contract with the subscriber.

Publishing and Music

The unearned portion of paid magazine subscriptions is deferred until magazines are delivered to subscribers. Upon each delivery, a proportionate share of the gross subscription price is included in revenues. Magazine advertising revenues are recognized when the advertisements are published.

In accordance with industry practice, certain products (such as magazines, books, home videocassettes, compact discs, DVDs and cassettes) are sold to customers with the right to return unsold items. Revenues from such sales are recognized when the products are shipped based on gross sales less a provision for future estimated returns.

Inventories of books, compact discs and DVDs are stated at the lower of cost or estimated realizable value. Cost is determined using first-in, first-out and average cost methods. Returned goods included in inventory are valued at estimated realizable value, but not in excess of cost.

Cable and Networks

A significant portion of cable system and network programming revenues are derived from subscriber fees and advertising. Subscriber fees are recorded as revenue in the period the service is provided and advertising revenues are recognized in the period that the advertisements are exhibited. The costs of rights to exhibit feature films and other programming on the networks during one or more availability periods ("programming costs") generally are recorded when the programming is initially available for exhibition, and are allocated to the appropriate availability periods and amortized as the programming is exhibited.

Filmed Entertainment

Feature films are produced or acquired for initial exhibition in theaters followed by distribution in the home video, pay cable, basic cable, broadcast network and syndicated television markets. Generally, distribution to the theatrical, home video and pay cable markets (the primary markets) is completed principally within eighteen months of initial release. Thereafter, feature films are distributed to the basic cable, broadcast network and syndicated television markets (the secondary markets). Theatrical revenues are recognized as the films are exhibited. Home video revenues, less a provision for returns, are recognized when the home videos are sold. Revenues from the distribution of theatrical product to cable, broadcast network and syndicated television markets are recognized when the films are available to telecast.

Television films and series are initially produced for the broadcast networks, cable networks or first-run television syndication (the primary markets) and may be subsequently licensed to foreign or domestic cable and syndicated television markets (the secondary markets). Revenues from the distribution of television product are recognized when the films or series are available to telecast, except for barter agreements where the recognition of revenue is deferred until the related advertisements are exhibited.

License agreements for the telecast of theatrical and television product in the cable, broadcast network and syndicated television markets are routinely entered into well in advance of their available date for telecast, which is generally determined by the telecast privileges granted under previous license agreements. Accordingly, there are significant contractual rights to receive cash and barter under these licensing agreements. For cash contracts, the related revenues will not be recognized until such product is available for telecast under the contractual terms of the related license agreement. For barter contracts, the related revenues will not be recognized until the product is available for telecast and the advertising spots received under such contracts are either used or sold to third parties. All of these contractual rights for which revenue is not yet recognizable is referred to as "backlog."

Inventories of theatrical and television product are stated at the lower of unamortized cost or net realizable value. Cost principally consists of direct production costs and production overhead. A portion of the cost to acquire Time Warner in 2001 was allocated to its theatrical and television product, including an allocation to purchased program rights and product that had been exhibited at least once in all markets ("Library"). Library product is amortized on a straight-line basis over twenty years. Individual films and series are amortized, and the related participations and residuals are accrued, based on the proportion that current revenues from the film or series bear to an estimate of total revenues anticipated from all markets. These estimates are revised periodically and losses, if any, are provided in full. Film inventories generally include the unamortized cost of completed theatrical and television films, theatrical films and television series in production pursuant to a contract of sale, film rights acquired for the home video market, advances pursuant to agreements to distribute third-party films and the Library.

Barter Transactions

AOL Time Warner enters into transactions that exchange advertising for advertising. Such transactions are recorded at the estimated fair value of the advertising received or given in accordance with the provisions of the EITF Issue No. 99-17, "Accounting for Advertising Barter Transactions." In addition, AOL Time Warner enters into transactions that exchange advertising for products and services, which are accounted for similarly. Revenue from barter transactions is recognized when advertising is provided, and services received are charged to expense when used. Barter transactions are not material to the Company's consolidated statement of operations for all periods.

Multiple-Element Arrangements

In the normal course of business, AOL Time Warner's Global Marketing Solutions facilitates the sale of advertising inventory which covers more than one AOL Time Warner segment ("multiple-element arrangements"). For example, a single marketing partner may purchase an advertising package from AOL Time Warner to provide the customer with print advertising at Time Inc., online promotion across the Internet at AOL and on-air commercial spots across various networks at the Cable segment, Turner and The WB Network. Multiple-element arrangements also include situations where the Company is both a vendor and a customer with the same counterparty.

In accounting for these multiple-element arrangements, one of the key judgments to be made is the value that is attributable to the different contractual elements of the overall contract. The appropriate allocation of value not only impacts which segment is credited with the revenue, it also could impact the amount of revenue recorded in the consolidated statement of operations during a given period due to the differing methods of recognizing revenue by each of the segments, as previously discussed.

In determining the amount of revenue that each segment should recognize, the Company follows the guidance contained in SAB 101: Frequently Asked Questions and Answers ("SAB 101 FAQ"). The SAB 101 FAQ prescribes that in circumstances where multiple elements are being sold, revenue should be allocated to each element based on the relative fair value of that element to the aggregate fair value of all elements, irrespective of the dollar amounts ascribed to each of the elements in the related contract. Accordingly, it is necessary for management to determine the fair value of each element. When available, such determination is based on the pricing of similar cash arrangements that are not part of a multi-element arrangement (e.g., advertising spots are valued based on third-party pricing for similar time slots and placement).

Advertising Costs

AOL Time Warner expenses advertising costs for theatrical and television product as incurred in accordance with AICPA SOP 00-2. In accordance with AICPA SOP 93-7, "Reporting on Advertising Costs," other advertising costs, including advertising associated with the launch of new cable channels and products, are expensed upon the first exhibition of the advertisement, except for certain direct-response advertising, for which the costs are capitalized and amortized over the expected period of future benefits. Direct-response advertising principally consists of subscriber acquisition costs, product promotional mailings, broadcast advertising, catalogs and other promotional costs incurred in the Company's direct-marketing businesses. Deferred advertising costs generally are amortized over periods of up to eighteen months subsequent to the promotional event using straight-line or accelerated methods, with a significant portion of such costs amortized in twelve months or less. Deferred advertising costs for AOL Time Warner were $47 million at December 31, 2001 and $151 million at

December 31, 2000 ($23 million on a historical basis at December 31, 2000). Advertising expense was $3.757 billion in 2001, $3.522 billion on a pro forma basis in 2000 ($829 million on a historical basis) and $575 million in 1999.

Cash and Equivalents

Cash equivalents consist of commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less. Cash equivalents are carried at cost, which approximates fair value.

Derivative and Financial Instruments

Effective January 1, 2001, AOL Time Warner adopted FASB Statement No. 133, as amended by FASB Statement No. 138, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). Prior to the Merger, Time Warner had elected to early adopt the provisions of FAS 133, effective July 1, 1998, as permitted under the standard; therefore, on a pro forma basis in 2000, AOL Time Warner's financial results include the impact of applying the provisions of FAS 133, which was not significant on the historical results of Time Warner. FAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value. In addition, FAS 133 provides that for derivative instruments that qualify for hedge accounting, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in shareholders' equity as a component of accumulated other comprehensive income (loss) until the hedged item is recognized in earnings, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of FAS 133 did not have a material effect on AOL Time Warner's financial statements (Note 16).

The carrying value of AOL Time Warner's financial instruments approximates fair value, except for differences with respect to long-term, fixed-rate debt (Note 10) and certain differences relating to investments accounted for at cost and other financial instruments that are not significant. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions to cable property, plant and equipment generally include material, labor, overhead and interest. Depreciation is provided generally on the straight–line method over useful lives ranging up to forty years for buildings and related improvements and up to sixteen years for furniture, fixtures, cable television equipment and other equipment. Property, plant and equipment consists of:

	December 31,		
	2001 Historical	2000 Pro Forma	2000 Historical
		(millions)	
Land and buildings	$ 2,107	$ 2,042	$ 440
Cable television equipment	9,966	7,728	—
Furniture, fixtures and other equipment	4,329	3,337	1,297
	16,402	13,107	1,737
Less accumulated depreciation	(3,718)	(1,933)	(696)
Total	$12,684	$11,174	$1,041

Other Assets

In accordance with AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," AOL Time Warner capitalizes certain costs incurred for the development of internal use software. These costs, which include the costs associated with coding, software configuration, upgrades and enhancements, are included in other assets in the accompanying consolidated balance sheet.

AOL's subscription services are comprised of various features which contribute to the overall functionality of the services. AOL capitalizes costs incurred for the production of computer software that generates the functionality within its products. Capitalized costs include direct labor and related overhead for software produced by AOL and the cost of software purchased from third parties. All costs in the software development process, which are classified as research and development, are expensed as incurred until technological feasibility has been established. Included in cost of revenues are research and development costs totaling $105 million in 2001, $129 million on both a pro forma and historical basis in 2000 and $131 million in 1999. Product development costs are included in other assets in the accompanying consolidated balance sheet.

Intangible Assets

As a creator and distributor of branded information and entertainment copyrights, AOL Time Warner has a significant and growing number of intangible assets, including goodwill, cable television and sports franchises, film and television libraries, music catalogues, contracts and copyrights, and other copyrighted products and trademarks. In accordance with generally accepted accounting principles, AOL Time Warner does not recognize the fair value of internally generated intangible assets. Costs incurred to create and produce copyrighted product, such as feature films, television series and compact discs, generally are either expensed as incurred, or capitalized as tangible assets as in the case of cash advances and inventoriable product costs. However, accounting recognition is not given to any increasing asset value that may be associated with the collection of the underlying copyrighted material. Additionally, costs incurred to create or extend brands, such as magazine titles and new television networks, generally result in losses over an extended development period and are recognized as a reduction of income as incurred, while any corresponding brand value created is not recognized as an intangible asset in the consolidated balance sheet. On the other hand, intangible assets acquired in business combinations accounted for by the purchase method of accounting are capitalized and amortized over their expected useful life as a noncash charge against future results of operations. As of January 1, 2001, in connection with the Merger, the intangible assets of Time Warner, including the significant value of internally generated intangible assets, were recorded at fair value on AOL Time Warner's consolidated balance sheet. However, the fair value of internally generated intangible assets of America Online's businesses, and increases in the fair value of or creation of intangible assets related to Time Warner businesses subsequent to the consummation of the Merger, are not reflected on AOL Time Warner's consolidated balance sheet.

As discussed previously, AOL Time Warner amortizes goodwill, cable television franchises and sports franchises over a weighted-average useful life of twenty-five years using the straight-line method. Film and television libraries, music catalogues and copyrights, and other intangible assets are amortized over a weighted-average useful life of up to twenty years using the straight-line method. Brands and trademarks are amortized over a weighted-average useful life of thirty-four years using the straight-line method. Amortization of goodwill and intangible assets was $7.231 billion in 2001, $7.032 billion on a pro forma basis in 2000 ($100 million on a historical basis) and $68 million in 1999. Accumulated amortization of goodwill and intangible assets was $8.599 billion at December 31, 2001 and $1.285 billion on a pro forma basis at December 31, 2000 ($225 million on a historical basis).

AOL Time Warner periodically reviews the carrying value of acquired intangible assets, including goodwill, to determine whether an impairment may exist. AOL Time Warner considers relevant cash flow and profitability information, including estimated future operating results, trends and other available information, in assessing whether the carrying value of intangible assets can be recovered. If it is determined that the carrying value of intangible assets or goodwill will not be recovered from the undiscounted future cash flows, the carrying value of such intangible assets or goodwill would be considered impaired. An impairment charge for intangible assets is measured as any deficiency in the amount of estimated fair value of the acquired intangible assets over its carrying value. An impairment charge for goodwill is measured as any deficiency in the amount of estimated undiscounted future cash flows, determined on an enterprise-wide basis, in relation to the net shareholders' equity of AOL Time Warner.

As discussed previously, FAS 142, which is effective January 1, 2002, requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed annually for impairment. Pursuant to FAS 142, impairment for intangible assets deemed to have an indefinite useful life exists if the carrying value of the intangible asset exceeds its fair value. This differs from AOL Time Warner's current policy, in accordance with current accounting standards, of using undiscounted cash flows of the intangible asset to determine its recoverability. Under FAS 142, goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. This differs from AOL Time Warner's current policy, in accordance with current accounting standards, of using undiscounted cash flows on an enterprise-wide basis to determine if goodwill is recoverable.

Income Taxes

Income taxes are provided using the liability method prescribed by FASB Statement No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes reflect the tax effect of net operating loss and investment carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and investment tax credit carryforwards acquired in acquisitions accounted for using the purchase method of accounting is recorded as a reduction of goodwill.

Since the principal operations of TWE are conducted by partnerships, AOL Time Warner's income tax expense for all periods includes all income taxes related to its allocable share of partnership income and its equity in the income tax expense of corporate subsidiaries of TWE.

Stock-Based Compensation

The Company follows the provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The provisions of FAS 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. AOL Time Warner has elected to continue to apply APB 25 in accounting for its stock option incentive plans (Note 14).

In accordance with APB 25 and related interpretations, compensation expense for stock options is recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. Generally, the exercise price for stock options granted to employees equals or exceeds the fair market value of AOL Time Warner common stock at the date of grant, thereby resulting in no recognition of compensation expense by AOL Time Warner. For awards that generate compensation expense as defined under APB 25, the Company calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.

Income (Loss) Per Common Share

Basic income (loss) per common share is computed by dividing the net income (loss) applicable to common shares after preferred dividend requirements by the weighted average of common shares outstanding during the period. Weighted-average common shares include shares of AOL Time Warner's common stock and Series LMCN-V common stock. Diluted income (loss) per common share adjusts basic income (loss) per common share for the effects of convertible securities, stock options and other potentially dilutive financial instruments, only in the periods in which such effect is dilutive.

Comprehensive Income (Loss)

Comprehensive income (loss), which is reported on the accompanying consolidated statement of shareholders' equity as a component of accumulated other comprehensive income (loss), consists of net income and other gains and losses affecting shareholders' equity that, under generally accepted accounting principles, are excluded from net income (loss). For AOL Time Warner, such items consist primarily of unrealized gains and losses on marketable equity investments, gains and losses on certain derivative financial instruments and foreign currency translation gains and losses.

The following summary sets forth the components of other comprehensive income (loss) accumulated in shareholders' equity:

	Foreign Currency Translation Losses	Unrealized Gains on Securities	Derivative Financial Instrument Losses	Accumulated Other Comprehensive Income (Loss)
		(millions)		
Balance at December 31, 2000 on a historical basis	$ —	$62	$(1)	$ 61
2001 activity	(11)	4	(5)	(12)
Balance at December 31, 2001	$(11)	$66	$(6)	$ 49

Reclassifications

Certain reclassifications have been made to the prior year's financial information to conform to the 2001 presentation, including reclassifications of each company's historical results as previously discussed.

2. OTHER BUSINESS COMBINATIONS

In 2001, AOL Time Warner acquired businesses for an aggregated purchase price of approximately $2.2 billion, substantially all of which was paid in cash during the year. Of these amounts, approximately $1.6 billion relates to the October acquisition of 100% of IPC Group Limited, the parent company of IPC Media ("IPC"), and approximately $285 million, net of cash acquired, relates to the December acquisition of an additional 60% interest in Synapse Group Inc. ("Synapse"). IPC is the leading consumer magazine publisher in the United Kingdom with approximately 80 titles, including *Woman's Own*, *Marie Claire* and *Horse & Hound*. The financial results of IPC have been included in AOL Time Warner's consolidated results since October 1, 2001. Synapse is a leading U.S. magazine subscription agent. AOL Time Warner had a previous ownership interest in Synapse of approximately 20%, which was accounted for using the equity method of accounting. The results of Synapse have been included in the consolidated results of AOL Time Warner since December 1, 2001. In addition, during 2001, AOL Time Warner completed the acquisitions of Business 2.0, eVoice, Inc., InfoInteractive Inc., Obongo, Inc. and various cable systems and other businesses.

AOL Time Warner is currently in the process of allocating the purchase price paid to acquire IPC and Synapse. Based upon a preliminary purchase price allocation, as of December 31, 2001, approximately $1.9 billion of the purchase price has been allocated to goodwill of the Publishing segment. As discussed in Note 1, because the provisions of FAS 142 are applicable to business combinations consummated after June 30, 2001, no amortization of goodwill relating to these acquisitions was recognized during 2001. In addition, approximately $25 million has been allocated to subscription lists, which are being amortized over a 5-year useful life. The acquisition of IPC and Synapse were both made by AOL Time Warner's Publishing segment.

In 2000, on both a pro forma and historical basis, America Online entered into several business combinations accounted for under the purchase method of accounting, including the acquisitions of 100% of Quack.com, Inc., iAmaze, Inc., LocalEyes Corporation and the 20% interest in Digital City, Inc. that it did not already own. The aggregate purchase price, including transaction costs, was approximately $357 million. America Online recognized goodwill of approximately $343 million on these acquisitions which is being amortized over useful lives of up to 10 years. The financial results of these acquisitions have been included in America Online's financial results since their respective acquisition dates. In addition, America Online completed mergers with Prophead Development, Inc. ("Prophead") and MapQuest.com Inc. ("MapQuest") which were accounted for using the pooling-of-interests method. In connection with these mergers, America Online issued approximately 12.3 million shares for all of the outstanding common shares of the acquired companies. As Prophead's historical results were not material in relation to those of America Online, the financial information prior to the acquisition of Prophead has not been restated to reflect the results of this acquisition. The accompanying financial statements have been restated to include the results of MapQuest for all periods presented. For the years ended December 31, 2000 (through the date of the merger) and 1999, MapQuest's revenues were approximately $22 million and $35 million, respectively, and the net loss was approximately $22 million and $18 million, respectively.

In 1999, America Online completed mergers with Tegic Communications, Inc. ("Tegic"), Moviefone Inc. ("Moviefone"), Netscape Communications Corporation ("Netscape"), Nullsoft Inc. ("Nullsoft"), Spinner Networks Incorporated ("Spinner") and When, Inc., which were accounted for using the pooling-of-interests method, in which each company became a wholly owned subsidiary of America Online. In connection with these mergers, America Online issued approximately 212.3 million shares for all of the outstanding common and preferred shares of the acquired companies. Because the historical results of Tegic and Moviefone were not material in relation to those of America Online, the financial information prior to the respective acquisition of Tegic and Moviefone has not been restated to reflect the respective results of these acquisitions. The accompanying financial statements have been restated to include the operations of Netscape, Nullsoft, Spinner and When, Inc. for all periods presented. For the year ended December 31, 1999 (through the respective dates of the mergers) these companies, primarily Netscape, had revenues of approximately $165 million and a net loss of $56 million.

3. MERGER-RELATED COSTS

In accordance with generally accepted accounting principles, AOL Time Warner generally treats merger-related costs relating to business combinations accounted for using the purchase method of accounting as additional purchase price paid. However, certain merger-related costs do not meet the criteria for capitalization and are expensed as incurred, including merger-related costs incurred in business combinations accounted for using the pooling-of-interests method of accounting. Merger-related costs expensed as incurred were $250 million in 2001, $155 million in 2000 ($10 million on a historical basis) and $123 million in 1999.

America Online-Time Warner Merger

Merger-Related Costs Capitalized as a Cost of Acquisition

In connection with the Merger, the Company has reviewed its operations and implemented several plans to restructure the operations of America Online and Time Warner ("restructuring plans"). As part of the restructuring plans, the Company accrued an initial restructuring liability of approximately $965 million during the first quarter of 2001. The Company accrued an additional liability of approximately $375 million during the year as additional initiatives met the accounting criteria required for accrual. The restructuring accruals relate to costs to exit and consolidate certain activities of Time Warner, as well as costs to terminate employees across various Time Warner business units. Such amounts were recognized as liabilities assumed in the purchase business combination and included in the allocation of the cost to acquire Time Warner. Accordingly, such amounts resulted in additional goodwill being recorded in connection with the Merger.

Of the total restructuring accrual, approximately $880 million related to work force reductions and represented employee termination benefits. Because certain employees can defer receipt of termination benefits for up to 24 months, cash payments will continue after the employee has been terminated. Termination payments of approximately $300 million were made in 2001. As of December 31, 2001, the remaining liability of approximately $580 million was primarily classified as a current liability in the accompanying consolidated balance sheet.

The restructuring accrual also includes approximately $460 million associated with exiting certain activities, primarily related to lease and contract termination costs. Specifically, the Company plans to consolidate certain operations and has exited other under-performing operations, including the Studio Store operations of the Filmed Entertainment segment and the World Championship Wrestling operations of the Networks segment. The restructuring accrual associated with other exiting activities specifically includes incremental costs and contractual termination obligations for items such as leasehold termination payments and other facility exit costs incurred as a direct result of these plans, which will not have future benefits. Payments related to exiting activities were approximately $165 million in 2001. As of December 31, 2001, the remaining liability of approximately $295 million was primarily classified as a current liability in the accompanying consolidated balance sheet.

Selected information relating to the restructuring costs included in the allocation of the cost to acquire Time Warner follows (in millions):

	Employee Termination	Other Exit Costs	Total
Initial accruals	$ 565	$ 400	$ 965
Incremental accruals	315	60	375
Cash paid	(300)	(165)	(465)
Restructuring liability as of December 31, 2001	$ 580	$ 295	$ 875

Merger-Related Costs Expensed as Incurred

During 2001, the restructuring plans also include approximately $250 million, which were expensed in accordance with generally accepted accounting principles and are included in "merger-related costs" in the accompanying consolidated statement of operations. Of the $250 million, approximately $201 million relates to employee termination benefits and other contractual terminations at the AOL segment, approximately $37 million relates to the renegotiation of various contractual commitments in the Music segment and approximately $12 million of other merger-related costs, primarily relating to costs incurred in connection with the termination of AOL Time Warner's merger discussions with AT&T regarding their broadband businesses. These merger-related costs were expensed as they either related to the AOL operations or otherwise did not qualify as a liability or cost assumed in the purchase of Time Warner. As of December 31, 2001, approximately $105 million of the $250 million had not been paid and is primarily classified as a current liability in the accompanying consolidated balance sheet.

During 2000, in connection with the Merger, Time Warner incurred one-time, merger-related costs, including legal, investment banking and stock registration fees of $127 million. These costs were expensed by Time Warner in accordance with generally accepted accounting principles and have been included on a pro forma basis in "merger-related costs" in the accompanying consolidated statement of operations.

Other Mergers

Merger-Related Costs Treated as Expense

In January 2000, Time Warner and EMI Group plc ("EMI") announced they had entered into an agreement to combine their global music operations into two 50-50 joint ventures, to be referred to collectively as Warner EMI Music. On October 5, 2000, Time Warner and EMI terminated the merger agreement and withdrew their application seeking approval of the transaction from the European Union Commission. In connection with the proposed merger, Time Warner incurred one-time, merger-related costs of $18 million which were capitalized in accordance with generally accepted accounting principles. In the third quarter of 2000, because the merger agreement was terminated, Time Warner expensed all of its previously capitalized merger-related costs. These costs have been included in "merger-related costs" in the accompanying consolidated pro forma statement of operations on a pro forma basis in 2000.

During 2000 and 1999, America Online recognized merger-related costs of $10 million and $123 million, respectively, primarily related to the acquisitions of MapQuest, Tegic, Moviefone, Spinner, Nullsoft, and Netscape. These charges primarily consisted of investment banker fees, contract termination fees, severance and other personnel costs, fees for legal and accounting services and other expenses directly related to these merger transactions. All of these costs were paid as of December 31, 2000. These costs were expensed in accordance with generally accepted accounting principles covering acquisitions using the pooling-of-interests method of accounting and are included in "merger-related costs" in the accompanying consolidated statement of operations on a pro forma and historical basis in 2000 and in 1999.

4. CABLE-RELATED TRANSACTIONS AND INVESTMENTS

TWE-A/N Partnership

The TWE-Advance/Newhouse Partnership ("TWE-A/N") is owned approximately 64.8% by TWE, the managing partner, 33.3% by the Advance/Newhouse Partnership ("Advance/Newhouse") and 1.9% indirectly by AOL Time Warner. In 2001 and on a pro forma basis in 2000, the financial position and operating results of TWE-A/N have been consolidated by AOL Time Warner and the partnership interest owned by Advance/Newhouse has been reflected in AOL Time Warner's consolidated financial statements as minority interest. In accordance with the partnership agreement, Advance/Newhouse can require TWE to purchase its equity interest for fair value at specified intervals following the death of both of its principle shareholders. In addition, TWE or Advance/Newhouse can initiate a restructuring of the partnership, in which Advance/Newhouse would withdraw from the partnership and receive one-third of the partnership's assets and liabilities. Neither TWE nor Advance/Newhouse can initiate such a restructuring until March 31, 2002. On or after that date, either TWE or Advance/Newhouse can state its intention to cause a restructuring. If the parties are unable to agree on a restructuring or other acceptable alternative within 60 days of the date of delivery of a restructuring notice, then TWE-A/N will be restructured by the withdrawal of Advance/Newhouse from TWE-A/N, with Advance/Newhouse receiving one-third of the assets and liabilities of TWE-A/N. Although neither party can deliver such a restructuring notice prior to March 31, 2002, the Company and Advance/Newhouse are engaged in discussions regarding the future structure of TWE-A/N. The Company cannot predict at this time the ultimate outcome of these discussions.

As of December 31, 2001, TWE-A/N owned cable television systems (or interests therein) serving approximately 7.0 million subscribers, of which 5.9 million subscribers were served by consolidated, wholly owned cable television systems and 1.1 million subscribers were served by unconsolidated, partially owned cable television systems. Additionally, TWE-A/N had approximately $9 billion in total assets and approximately $1.6 billion of debt. For the year ended December 31, 2001, TWE-A/N contributed revenues, EBITDA and operating income of approximately $3.5 billion, $1.6 billion and $900 million, respectively, to the results of AOL Time Warner and TWE. If Advance/Newhouse withdraws from the partnership and receives one-third of the partnership's assets and liabilities, the impact on AOL Time Warner's Cable segment would be a corresponding reduction in assets, liabilities and results of operations. However, the ultimate impact would depend upon the specific assets and liabilities withdrawn from the partnership, including the mix of consolidated and unconsolidated cable television systems. The impact on AOL Time Warner's consolidated net income would be substantially mitigated, if not entirely offset, because the earnings of TWE-A/N attributable to Advance/Newhouse's current one-third interest are reflected as minority interest expense in the accompanying consolidated statement of operations.

Road Runner Restructuring

The high-speed online businesses of Time Warner Cable and AT&T were managed in a separate venture ("Road Runner") in which the common equity interests were collectively owned 68.6% by TWI Cable Inc., TWE and TWE-A/N and 31.4% by AT&T. In addition, Microsoft Corp. and Compaq Computer Corp. each owned a preferred equity interest in Road Runner that was convertible into a 10% common equity interest (the "Preferred Equity Interests"). In December 2000, Time Warner announced that the ownership of Road Runner would be restructured. As a result of the restructuring, Time Warner recognized a one-time restructuring charge of $41 million in 2000 related to employee severance and payments to terminate contracts. This charge is included in other income (expense), net, in the accompanying consolidated statement of operations on a pro forma basis for 2000. Subsequent to the restructuring, Road Runner was owned by TWI Cable Inc., TWE and TWE-A/N, with AOL Time Warner owning approximately 66% on a fully attributed basis (i.e., after considering the portion attributable to the minority partners of TWE and TWE-A/N). As of December 31, 2001, AOL Time Warner's interest in Road Runner continued to be accounted for using the equity method of accounting because of certain approval rights held by Advance/Newhouse, a partner in TWE-A/N.

As previously discussed, AOL Time Warner and Advance/Newhouse are engaged in discussions regarding the future structure of TWE-A/N, which may result in the withdrawal of Advance/Newhouse from TWE-A/N. The Company is also having discussions with Advance/Newhouse regarding their interest in Road Runner, which is held through TWE-A/N. While the Company is unable to predict the outcome of these discussions at this time, one possible outcome is that AOL Time Warner or TWE may acquire Advance/Newhouse's interest in Road Runner, either as a part of any restructuring of TWE-A/N that may occur or in a separate transaction. The acquisition of Advance/Newhouse's interest in Road Runner would result in the assets, liabilities and results of operations of Road Runner being consolidated and presented with the results of operations of AOL Time Warner's Cable segment. As of December 31, 2001, Road Runner had total assets of approximately $150 million, with no long-term debt. For the year ended December 31, 2001, Road Runner had revenues, an EBITDA loss and operating loss of approximately $220 million, $230 million and $280 million, respectively. Similar to other investees, AOL Time Warner currently recognizes its share of Road Runner losses in other income (expense), net, which was approximately $226 million in 2001.

Time Warner Telecom

Time Warner Telecom Inc. ("Time Warner Telecom") is a provider of local and regional optical broadband networks and services to business customers and, as of January 1, 2001, Time Warner Telecom was owned 48% by AOL Time Warner, 15% by AT&T, 15% by the Advance/Newhouse minority partners to TWE-A/N, and 22% by other third parties. AOL Time Warner's interest in Time Warner Telecom is being accounted for using the equity method of accounting.

In January 2001, Time Warner Telecom completed a public offering of an additional 7.475 million shares of its common stock at a price of $74.44, raising proceeds of approximately $556 million (the "Time Warner Telecom Offering"). In connection with the Time Warner Telecom Offering, AOL Time Warner's ownership in Time Warner Telecom was diluted from 48% to 44%.

Cable Television System Joint Ventures

Time Warner Cable has an approximate 50% weighted-average interest in a number of unconsolidated cable television systems that served an aggregate 1.5 million subscribers as of December 31, 2001. In addition, at the end of 2001, these cable television systems had combined debt of approximately $2.1 billion. Unconsolidated cable television joint ventures include AOL Time Warner's investment in Texas Cable Partners, L.P., which as of December 31, 2001 served approximately 1.1 million subscribers, and Kansas City Cable Partners, which as of December 31, 2001 served approximately 314,000 subscribers.

5. SIX FLAGS LITIGATION

In 1998, TWE sold its remaining 49% interest in Six Flags Entertainment Corporation ("Six Flags") to Premier Parks Inc. ("Premier," now known as Six Flags, Inc.), a regional theme park operator, for approximately $475 million. TWE initially deferred a $400 million gain on the transaction principally as a result of uncertainties surrounding its realization. These uncertainties related to litigation and Time Warner's and TWE's guarantees of Premier's long-term obligations to make minimum payments to the limited partners of the Six Flags Over Texas and Six Flags Over Georgia theme parks.

In December 1998, a jury returned an adverse verdict in the Six Flags litigation in the amount of $454 million in compensatory and punitive damages. TWE and its former 51% partner in Six Flags were financially responsible for this judgment. TWE appealed the verdict, but, in July 2000, an appellate court affirmed the jury's verdict. As a result, TWE revised its estimate of its additional financial exposure and recorded a one-time pretax charge of $50 million in 2000 to cover its additional exposure in excess of established reserves, which consisted of the unrecognized portion of the deferred gain on the 1998 sale of Six Flags and accrued interest. The $50 million charge is classified in two components in the Company's accompanying consolidated statement of operations on a pro forma basis for the year ended December 31, 2000: $26 million of the charge, representing an accrual for additional interest, is included in interest expense, net, and the remaining $24 million is included in other income (expense), net. See Note 18 for a discussion on the current status of the Six Flags litigation.

6. AOL EUROPE

AOL Europe S.A. ("AOL Europe") is a joint venture between AOL Time Warner and Bertelsmann AG ("Bertelsmann") that provides the AOL service and the CompuServe service in several European countries. In March 2000, America Online and Bertelsmann announced an agreement to restructure their interests in AOL Europe. This restructuring consisted of a put and call arrangement under which the Company could purchase or be required to purchase Bertelsmann's 49.5% interest in AOL Europe for consideration ranging from $6.75 billion to $8.25 billion.

On January 31, 2002, AOL Time Warner acquired 80% of Bertelsmann's interest in AOL Europe for $5.3 billion in cash, as a result of Bertelsmann's exercise of its put option. AOL Time Warner has committed to acquire the remaining 20% of Bertelsmann's interest for $1.45 billion in cash in July 2002. These payments have been or will be funded through debt. Additionally, in February 2002, certain redeemable preferred securities issued by AOL Europe were redeemed for $255 million. As of December 31, 2001, excluding the preferred securities redeemed in February 2002, AOL Europe had approximately $573 million of debt and $758 million of redeemable preferred securities outstanding.

7. INVESTMENT IN TWE

Partnership Structure

TWE is a Delaware limited partnership that was capitalized in 1992 to own and operate substantially all of the Filmed Entertainment, Networks and Cable businesses previously owned by subsidiaries of Time Warner. AOL Time Warner, through its wholly owned subsidiaries, collectively owns general and limited partnership interests in TWE consisting of 74.49% of the Series A Capital and Residual Capital and 100% of the Series B Capital. The remaining 25.51% limited partnership interests in the Series A Capital and Residual Capital of TWE are held by AT&T. Certain AOL Time Warner subsidiaries are the general partners of TWE ("AOL Time Warner General Partners").

Partnership Capital and Allocation of Income

Each partner's interest in TWE generally consists of the undistributed priority capital and residual equity amounts that were initially assigned to that partner, or its predecessor, based on the estimated fair value of the net assets each contributed to TWE ("Undistributed Contributed Capital"), plus, with respect to the priority capital interests only, any undistributed priority capital return. The priority capital return consists of net partnership income allocated to date in accordance with the provisions of the TWE partnership agreement and the right to be allocated additional partnership income which, together, provides for the various priority capital rates of return as specified in the following table. The sum of Undistributed Contributed Capital and the undistributed priority capital return is referred to herein as "Cumulative Priority Capital." Cumulative Priority Capital is not necessarily indicative of the fair value of the underlying priority capital interests, principally due to above-market rates of return on certain priority capital interests as compared to securities of comparable credit risk and maturity, such as the 13.25% rate of return on the Series B Capital interest owned 100% by the AOL Time Warner General Partners. Furthermore, the ultimate realization of Cumulative Priority Capital could be affected by the fair value of TWE, which is subject to fluctuation.

A summary of the priority of Undistributed Contributed Capital, AOL Time Warner's ownership of Undistributed Contributed Capital and Cumulative Priority Capital at December 31, 2001 and priority capital rates of return thereon is as set forth below:

Priority of Undistributed Contributed Capital	Undistributed Contributed Capital[(a)]	Cumulative Priority Capital	Priority Capital Rates of Return [(b)]	% Owned by AOL Time Warner
	(billions)			
Series A Capital	$5.6	$18.8	13.00%	74.49%
Series B Capital	2.9[(c)]	10.0	13.25%	100.00%
Residual Capital	3.3[(c)]	3.3[(d)]	—[(d)]	74.49%

(a) Excludes partnership income or loss allocated thereto.

(b) To the extent income allocations are concurrently distributed, the priority capital rates of return on the Series A Capital and Series B Capital are 11.00% and 11.25%, respectively.

(c) The Undistributed Contributed Capital relating to the Series B Capital has priority over the priority returns on the Series A Capital. The Undistributed Contributed Capital relating to the Residual Capital has priority over the priority returns on the Series B Capital and the Series A Capital.

(d) Residual Capital is not entitled to stated priority rates of return and, as such, its Cumulative Priority Capital is equal to its Undistributed Contributed Capital. However, in the case of certain events such as the liquidation or dissolution of TWE, Residual Capital is entitled to any excess of the then fair value of the net assets of TWE over the aggregate amount of Cumulative Priority Capital and special tax allocations.

The Undistributed Contributed Capital generally is based on the fair value of the net assets that each partner initially contributed to the partnership. For purposes of allocating partnership income or loss to the partners, partnership income or loss is based on the fair value of the net assets contributed to the partnership and results in significantly less partnership income, or results in partnership losses, in contrast to the net income reported by TWE for financial statement purposes, which also is based on the historical cost of contributed net assets.

Under the TWE partnership agreement, partnership income, to the extent earned, is first allocated to the partners' capital accounts so that the economic burden of the income tax consequences of partnership operations is borne as though the partnership were taxed as a corporation ("special tax allocations"). After any special tax allocations, partnership income is allocated to the Series A Capital and Series B Capital, in order of priority, at rates of 13.00% and 13.25% per annum, respectively, and finally to the Residual Capital. Partnership losses generally are allocated first to eliminate prior allocations of partnership income to, and then to reduce the Undistributed Contributed Capital of, the Residual Capital, Series B Capital and Series A Capital, in that order, and then to reduce any special tax allocations. To the extent partnership income is insufficient to satisfy all special allocations in a particular accounting period, the right to receive additional partnership income necessary to provide for the various priority capital rates of return is carried forward until satisfied out of future partnership income, including any partnership income that may result from any liquidation, sale or dissolution of TWE.

As a result of the Merger, a portion of the $147 billion cost to acquire Time Warner was allocated to the underlying net assets of TWE, to the extent acquired. As a result, TWE's 2001 net loss reflects additional amortization generated by the intangible assets and goodwill established in connection with this allocation. TWE reported a net loss of $1.032 billion for 2001 and a net loss of $2.034 billion, including a $524 million noncash charge related to the cumulative effect of an accounting change, on a pro forma basis, for 2000. Because of the priority rights over allocations of income/loss and distributions of TWE held by the AOL Time Warner General Partners, $1.015 billion of TWE's loss for 2001 was allocated to AOL Time Warner and $45 million was allocated to AT&T. However, the allocation of a portion of TWE's loss to AT&T in 2001 was almost entirely offset by the allocation to AT&T of $28 million pretax gains attributable to AT&T that were recognized in connection with the sale or exchange of various cable television systems at TWE. For 2000, on a pro forma basis all of TWE's net loss was allocated to AOL Time Warner and none was allocated to AT&T.

Under the partnership agreement, the Series B Capital owned by the AOL Time Warner General Partners could have been increased if certain operating performance targets were achieved over a ten-year period ending on December 31, 2001. However, such targets were not achieved. In addition, AT&T has an option to obtain up to an additional 6.33% of Series A Capital and Residual Capital interests. The determination of the amount of additional interests that AT&T is eligible to acquire is based on the compounded annual growth rate of TWE's adjusted Cable EBITDA, as defined in the option agreement, over the life of the option. The option is exercisable at any time through 2005. The option exercise price is dependent upon the year of exercise and, assuming the full amount of the option is vested, ranges from an exercise price of approximately $1.4 billion currently to $1.8 billion in 2005. Either AT&T or TWE may elect that the exercise price be paid with partnership interests rather than cash. AT&T has initiated a process by which an independent investment banking firm will determine the amount by which AT&T would increase its interest in TWE if it were to exercise the option and were to pay the exercise price with partnership interests rather than cash. If AT&T chooses to exercise the option this year, AT&T's interest in the Series A Capital and Residual Capital would be increased by a maximum of approximately 3.7%, assuming that the exercise price is paid in cash. If either party elects to have the exercise price paid with partnership interests rather than cash, the amount by which AT&T's interest in TWE would be increased would be significantly less.

AT&T also has the right, during 60 day exercise periods occurring once every 18 months, to request that TWE incorporate and register its stock in an initial public offering. If AT&T exercises such right, TWE can decline to incorporate and register its stock, in which case AT&T may cause TWE to purchase AT&T's interest at the price at which an appraiser believes such stock could be sold in an initial public offering. In February 2001, AT&T delivered to TWE a notice requesting that TWE reconstitute itself as a corporation and register AT&T's partnership interests for public sale. The parties are in discussions regarding this registration rights process. The Company cannot at this time predict the outcome or effect, if any, of the foregoing.

Capital Distributions

The assets and cash flows of TWE are restricted by the TWE partnership and credit agreements. As such, they are unavailable for use by the partners except through the payment of certain fees, reimbursements, cash distributions and loans, which are subject to limitations.

At December 31, 2001 and on a pro forma basis in 2000, the AOL Time Warner General Partners had recorded $446 million and $681 million, respectively, of stock option related distributions due from TWE, based on closing prices of AOL Time Warner common stock of $32.10 and $34.83, respectively. AOL Time Warner is paid when the options are exercised. The AOL Time Warner General Partners also receive tax-related distributions from TWE on a current basis. During 2001, the AOL Time Warner General Partners received distributions from TWE in the amount of $317 million, consisting of $53 million of tax-related distributions and $264 million of stock option related distributions. During 2000, on a pro forma basis, the AOL Time Warner General Partners received distributions from TWE in the amount of $1.003 billion, consisting of $765 million of tax-related distributions and $238 million of stock option related distributions. In addition to the tax and stock option distributions, TWE may make other capital distributions to its partners that are also subject to certain limitations contained in the TWE partnership and credit agreements.

8. INVESTMENTS, INCLUDING AVAILABLE-FOR-SALE SECURITIES

AOL Time Warner's investments, including available-for-sale securities, consist of:

	December 31,		
	2001 Historical	2000 Pro Forma	2000 Historical
		(millions)	
Equity-method investments	$4,298	$5,080	$ 231
Cost-method investments[a]	646	2,177	2,079
Fair-value investments, including equity derivative instruments[a]	1,942	2,215	1,514
Total	$6,886	$9,472	$3,824

(a) As of December 31, 2001, the fair value of AOL Time Warner's cost-method and fair-value investments, including equity derivative instruments, was approximately $2.6 billion.

The following discussion highlights developments in AOL Time Warner's investments, including available-for-sale securities and equity derivative instruments.

Investment Write-Downs

The United States economy has experienced a broad decline in the public equity markets, particularly in technology stocks, including investments held in the Company's portfolio. Similarly, the Company experienced significant declines in the value of certain privately held investments, restricted securities and investments accounted for using the equity method of accounting. As a result, the Company recorded noncash pretax charges to reduce the carrying value of certain investments that experienced other-than-temporary declines, and to reflect market fluctuations in equity derivative instruments. These charges were approximately $2.532 billion in 2001 and $799 million in 2000 ($535 million on a historical basis) and are included in other income (expense), net, in the accompanying consolidated statement of operations.

Included in the 2001 charge are impairments on AOL Time Warner's investment in Time Warner Telecom of approximately $1.2 billion, the Columbia House Company Partnerships ("Columbia House"), a 50%-owned equity investee, of approximately $90 million and Hughes Electronics Corp. of approximately $270 million. The value of the Time Warner Telecom investment was adjusted upward in the Merger by over $2 billion to its estimated fair value. Since that time, Time Warner Telecom's share price has declined significantly, thereby resulting in the impairment charge. Included in the 2000 charge on a pro forma basis is an approximate $220 million noncash pretax charge in the first quarter of 2000 to reduce the carrying value of AOL Time Warner's investment in Columbia House to an estimate of its fair value. The charge primarily related to the decline in Columbia House in March of 2000.

Since December 31, 2001, there has been a further decline in the fair value of AOL Time Warner's investment in Time Warner Telecom. As a result, as of March 19, 2002, the fair value of AOL Time Warner's investment in Time Warner Telecom had declined by approximately $535 million, representing a further decline from the Merger-adjusted value noted above. Consistent with its policy, management will continually evaluate whether such a decline in fair value should be considered to be other-than-temporary. Depending on the future performance of Time Warner Telecom, the Company may be required to record an additional significant noncash charge to write down its investment to fair value due to a decline that is deemed to be other-than-temporary. Any such additional charge would be unrelated to the Company's core operations and would be recorded in other income (expense), net.

Investment Gains

During 2000, on a pro forma basis, AOL Time Warner realized pretax gains on the sale of investments of $387 million related to the sale or exchange of various cable television systems and other investments, including approximately $118 million related to the sale of a portion of its interest in Liberate Technologies ("Liberate") and approximately $65 million, principally related to additional proceeds received in 2000 in connection with the 1999 sale of an interest in CanalSatellite, a television platform servicing France and Monaco.

During 2000 and 1999, on a historical basis, AOL Time Warner realized pretax gains on the sale of investments of approximately $275 million in 2000, including a $118 million gain on the sale of a portion of its interest in Liberate, and $678 million in 1999, primarily related to a $567 million gain on the sale of investments in Excite, Inc.

In addition, during 2001, 2000 and 1999, AOL Time Warner recognized pretax gains related to the sale or exchange of a number of other investments within AOL Time Warner's investment portfolio. These amounts were $34 million in 2001, $129 million in 2000 on a pro forma basis ($117 on a historical basis) and $14 million in 1999.

All of the investment gains have been classified in other income (expense), net in the accompanying consolidated statements of operations, with the exception of $28 million of gains on the sale of consolidated cable systems which are included in operating income (loss).

Equity-Method Investments

At December 31, 2001, companies accounted for using the equity method and the ownership percentage held by AOL Time Warner on a fully attributed basis (i.e., after considering the portion attributable to the minority partners of TWE and TWE-A/N) include: AOL Europe (then 49.5% owned), AOL Latin America (50% owned), AOL Canada (80% owned), Time Warner Telecom (44% owned), Road Runner (66% owned), certain cable television system joint ventures (generally 25-40% owned), Courtroom Television Network LLC, (37.25% owned), Columbia House (50% owned), other music joint ventures (generally 50% owned), and Comedy

Partners, L.P. (37.25% owned). A summary of combined financial information as reported by the equity investees of AOL Time Warner is set forth below:

	Years Ended December 31,			
	2001 Historical	2000 Pro Forma	2000 Historical	1999 Historical
	(millions)			
Operating Results:				
Revenues	$ 4,741	$ 3,865	$ 860	$503
Operating loss	(1,323)	(800)	(633)	(51)
Net loss	(1,753)	(1,260)	(630)	(62)
Balance Sheet:				
Current assets	1,626	1,552	508	286
Total assets	8,150	6,101	780	481
Current liabilities	3,761	2,715	390	201
Total liabilities	7,500	6,641	396	214
Total shareholders' equity (deficit) or partners' capital	650	(540)	384	267

The above table represents the combined financial information of entities in which AOL Time Warner has an investment accounted for using the equity method of accounting. These amounts are not the amounts reflected on the Company's accompanying consolidated financial statements. Consistent with AOL Time Warner's accounting policy for investments accounted for using the equity method of accounting, as described in Note 1, AOL Time Warner has recorded $918 million of expense, in other income (expense), net, in the accompanying consolidated statement of operations, representing the Company's share in the pretax income (loss) of the investees. Similarly, the Company has included $4.298 billion in "Investments, including available-for-sale securities" on the accompanying consolidated balance sheet, representing AOL Time Warner's investment in and amounts due to and from the equity investee.

As discussed in Note 1, under the purchase method of accounting, the cost to acquire Time Warner was allocated to its underlying net assets, including investments accounted for using the equity method of accounting, based on their estimated fair values. As a result, AOL Time Warner's investments accounted for using the equity method of accounting were adjusted upward by approximately $4.1 billion, including over $2 billion relating to its investment in Time Warner Telecom and over $1 billion relating to investments in certain cable television joint ventures. These adjustments, which approximate the difference between AOL Time Warner's carrying value in the investees and the Company's underlying equity in the net assets of the investees, will be amortized on a straight-line basis over a weighted-average useful life of 14 years. However, as discussed in Note 1, FAS 142 provides, among other things, for the nonamortization of goodwill included in the carrying value of certain investments accounted for under the equity method of accounting, beginning in the first quarter of 2002.

AOL Time Warner has investments accounted for using the equity method of accounting that are publicly traded, including AOL Latin America and Time Warner Telecom. Based upon the respective closing share prices as of December 31, 2001, the fair value of AOL Time Warner's investments in AOL Latin America and Time Warner Telecom approximated $546 million and $890 million, respectively.

Available-For-Sale Securities

Included in fair value securities are available-for-sale securities with a fair value of $1.911 billion. The gross unrealized gains of $136 million and gross unrealized losses of $26 million have been recorded, net of deferred taxes of $44 million, in the accompanying consolidated statement of shareholders' equity as a component of accumulated other comprehensive income (loss).

9. INVENTORIES AND FILM COSTS

Inventories and film costs consist of:

	December 31, 2001 Historical	December 31, 2000 Pro Forma
	(millions)	
Programming costs, less amortization	$2,545	$2,097
Magazines, books, recorded music and other merchandise	553	614
Film costs—Theatrical:		
Released, less amortization	847	916
Completed and not released	356	242
In production	381	776
Development and pre-production	290	91
Film costs—Television:		
Released, less amortization	162	220
Completed and not released	95	196
In production	59	76
Development and pre-production	2	5
Film costs—Library, less amortization	3,354	2,585
Total inventories and film costs	8,644	7,818
Less current portion of inventory	1,791	1,583
Total noncurrent inventories and film costs	$6,853	$6,235

Excluding the library, approximately 92% of unamortized film costs for released films is expected to be amortized within three years. Approximately $1.1 billion of released and completed and not released film costs are expected to be amortized during the next twelve months. At December 31, 2000, on a historical basis, AOL Time Warner had current inventory of $47 million.

10. LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

Long-Term Debt

Long-term debt consists of:

	Weighted Average Interest Rate at December 31, 2001	Maturities	2001 Committed Capacity	2001 Unused Capacity	Outstanding Debt at December 31, 2001 Historical	2000 Pro Forma	2000 Historical
					(millions)		
Bank credit agreement debt and commercial paper programs	2.31%	2002-2004	$14,608	$9,663	$ 4,945	$ 7,532	$ —
Fixed-rate public debt[(a)]	6.88%	2002-2036	17,615	—	17,615	12,973	1,322
Other fixed-rate obligations[(b)]	—	—	280	—	280	258	91
Variable-rate senior notes	—	—	—	—	—	600	—
Total			32,503	9,663	22,840	21,363	1,413
Debt due within one year[(c)]			(48)	—	(48)	(45)	(2)
Total long-term debt			$32,455	$9,663	$22,792	$21,318	$1,411

(a) Includes Zero-Coupon Convertible Subordinated Notes held at AOL, which are reflected net of unamortized original issuance discount, of $1.363 billion in 2001 and $1.322 billion in 2000 on both a pro forma and historical basis.
(b) Includes obligations under capital leases.
(c) Debt due within one year relates to other fixed-rate obligations.

Bank Credit Agreements and Commercial Paper Programs

$7.5 Billion Revolving Credit Facility

Certain AOL Time Warner consolidated subsidiaries, including TWE and TWE-A/N, have a revolving credit facility (the "Bank Credit Agreement") that permits borrowings in an aggregate amount of up to $7.5 billion, with no scheduled reduction in credit availability prior to maturity in November 2002. Such borrowings bear interest generally equal to LIBOR plus a margin of 30 basis points. Borrowings may be used for general business purposes and unused credit is available to support commercial paper borrowings. At December 31, 2001, AOL Time Warner had drawn down approximately $2.604 billion under the Bank Credit Agreement and TWE had issued approximately $286 million in commercial paper, leaving approximately $4.610 billion in available unused capacity under the Bank Credit Agreement.

$5 Billion Commercial Paper Program and Senior Unsecured Revolving Credit Facility

In April 2001, AOL Time Warner established a $5 billion commercial paper program which is supported by a $5 billion, 364-day ("initial term") senior unsecured revolving credit facility (the "$5 billion revolving credit facility"), borrowings under which may be repaid for a period up to two years following the initial term. The $5 billion revolving credit facility is available to support the commercial paper program and for general corporate purposes. The commerical paper program allows AOL Time Warner to issue commercial paper to investors from time to time in maturities of up to 365 days. Included as part of the $5 billion commercial paper program is a $2 billion European commercial paper program, implemented in January 2002, under which AOL Time Warner and AOL Time Warner Finance-Ireland, an indirect wholly owned subsidiary, can issue European commercial paper. Proceeds from the commercial paper offerings will be used for general corporate purposes including investments, capital expenditures, repayment of debt and financing acquisitions. There were no outstanding borrowings under the $5 billion revolving credit facility at December 31, 2001 and AOL Time Warner had issued approximately $922 million in commercial paper, leaving approximately $4.078 billion in available unused capacity.

£1.1 Billion (approximately $1.6 Billion) Revolving Credit Facilities

In October 2001, AOL Time Warner established two £550 million (approximately $784 million each), 364-day ("initial term"), revolving credit facilities, which may be repaid for a period up to two years following the initial term. The facilities were established in connection with the Company's purchase of IPC in October 2001. During the fourth quarter of 2001, the Company repaid $784 million, reducing both facilities by 50%, leaving approximately $784 million outstanding at December 31, 2001.

Stock Option Proceeds Facility

AOL Time Warner maintains a revolving credit facility that provides for borrowings against future stock option proceeds and has been used principally to fund stock repurchases (the "Stock Option Proceeds Credit Facility"). At December 31, 2001, borrowing availability under the Stock Option Proceeds Credit Facility was $828 million, of which up to $15 million is reserved solely for the payment of interest and fees thereunder. There were no outstanding borrowings under the facility at December 31, 2001.

Film Financing Facility

New Line Cinema, from time to time, will utilize a film financing facility, which provides for borrowings of up to approximately $451 million. At December 31, 2001, $379 million was currently outstanding, all of which was reflected on the accompanying consolidated balance sheet ($30 million included in current liabilities; $349 million included in long-term debt).

$75 Million Revolving Credit Facility

The Company has a revolving credit facility that backs letters of credit totaling up to $75 million. At December 31, 2001, there were no borrowings against these letters of credit. In February 2002, the size of this facility was increased to $85 million.

Fixed-Rate Public Debt

$10 Billion Shelf Registration Statement

In January 2001, AOL Time Warner filed a shelf registration statement with the SEC, which allows AOL Time Warner to offer and sell from time to time, debt securities, preferred stock, series common stock, common stock and/or warrants to purchase debt and equity securities in amounts up to $10 billion in initial aggregate public offering prices. Proceeds from any offerings will be used for general corporate purposes, including investments, capital expenditures, repayment of debt and financing acquisitions. On April 19, 2001, AOL Time Warner issued an aggregate of $4 billion principal amount of debt securities under this shelf registration statement at various fixed interest rates and maturities of 5, 10 and 30 years. The net proceeds to the Company were $3.964 billion and were used primarily to pay down borrowings under the Bank Credit Agreement.

Convertible Notes

During December 1999, America Online sold $2.3 billion principal at maturity of Zero-Coupon Convertible Subordinated Notes due December 6, 2019 (the "Zero-Coupon Notes") and received net proceeds of approximately $1.2 billion. The Zero-Coupon Notes have a 3% yield to maturity and are convertible into AOL Time Warner's common stock at a conversion rate of 5.8338 shares of common stock for each $1,000 principal amount of the Zero-Coupon Notes (equivalent to a conversion price of $94.4938 per share based on the initial offering price of the Zero-Coupon Notes). The Zero-Coupon Notes may be redeemed at the option of AOL Time Warner on or after December 6, 2002 at the redemption prices set forth in the Zero-Coupon Notes. The holders can require AOL Time Warner to repurchase the Zero-Coupon Notes on December 6, 2004 at the redemption prices set forth in the Zero-Coupon Notes. As of December 31, 2001 and 2000, the accreted value, net of unamortized discount, was $1.363 billion and $1.322 billion, respectively.

On November 17, 1997, America Online sold $350 million of 4% Convertible Subordinated Notes dues November 15, 2002 (the "Notes"), which could be redeemed at the option of America Online on or after November 14, 2000, in whole or in part, at the redemption prices set forth in the Notes. On November 15, 2000, America Online exercised its option to redeem the entire amount of the Notes. Under the redemption prices set forth in the Notes, America Online was obligated to redeem the outstanding Notes at a price of 101.6% (expressed as a percentage of principal amount) together with accrued interest at the date of redemption. At the election of the noteholders, the entire outstanding principal of the Notes as of the redemption date was converted into approximately 37.7 million shares of America Online's common stock.

Other Publicly Issued Debt

From 1992 through 1998, AOL Time Warner and certain of its subsidiaries had various public debt offerings. The maturities of these outstanding offerings ranged from 10 to 40 years and the interest rates range from 6.125% to 10.15%. At December 31, 2001, the total debt outstanding from these offerings was approximately $12.252 billion.

Variable-Rate Senior Notes

At December 31, 2000, on a pro forma basis, AOL Time Warner had $600 million principal amount of Floating Rate Reset Notes due December 30, 2031 that were redeemable at the election of the holders on December 30, 2001 (the "Five-Year Floating Rate Notes"). The Five-Year Floating Rate Notes bore interest at a floating rate equal to LIBOR less 25 basis points until December 30, 2001 at which time, if not redeemed, the interest rate would be reset at a fixed rate equal to 6.59% plus a margin based upon the credit risk of TW Companies, as borrower, at such time.

During the fourth quarter of 2001, AOL Time Warner, through TW Companies, redeemed the Five-Year Floating Rate Notes for approximately $693 million. In connection with the Merger and as required under the purchase method of accounting for business combinations, the Five-Year Floating Rate Notes were adjusted upward to a fair value of $687 million upon consummation of the Merger. As a result, a loss of approximately $6 million was recognized on the redemption. The loss has been included in other income (expense), net in the accompanying consolidated statement of operations for 2001.

Interest Expense and Maturities

Interest expense amounted to $1.576 billion in 2001, $1.751 billion on a pro forma basis in 2000 ($55 million on a historical basis) and $23 million in 1999. The weighted average interest rate on AOL Time Warner's total debt, including TWE's debt, was 5.91% at December 31, 2001 and 7.35% on a pro forma basis at December 31, 2000 (3.28% on a historical basis).

Annual repayments of long-term debt for the five years subsequent to December 31, 2001 consist of $4.808 billion due in 2002 (including $4.161 billion of bank debt and commercial paper), $857 million due in 2003, $1.903 billion due in 2004, $508 million due in 2005 and $1.550 billion due in 2006. AOL Time Warner has the intent and ability under its various credit facilities to continue to refinance its borrowings on a long-term basis.

Fair Value of Debt

Based on the level of interest rates prevailing at December 31, 2001, the fair value of AOL Time Warner's fixed-rate debt exceeded its carrying value by approximately $610 million. At December 31, 2000 on a pro forma basis, the fair value of AOL Time Warner's fixed-rate debt exceeded its carrying value by approximately $965 million (on a historical basis carrying value of fixed-rate debt exceeded the fair value by approximately $215 million on a historical basis). Unrealized gains or losses on debt do not result in the realization or expenditure of cash and generally are not recognized for financial reporting purposes unless the debt is retired prior to its maturity.

Other Financing Arrangements

From time to time, the Company enters into various other financing arrangements with special purpose entities ("SPEs"). These arrangements include facilities which provide for the accelerated receipt of cash on certain accounts receivables and backlog licensing contracts and the leasing of certain aircraft and property. The Company employs these arrangements because they provide a cost-efficient form of financing, including certain tax benefits, as well as an added level of diversification of funding sources. The Company is able to realize cost efficiencies under these arrangements since the assets securing the financing are held by a legally separate, bankruptcy-remote SPE and provide direct security for the funding being provided. These facilities generally have relatively short-term maturities (1 to 5 years), which is taken into account in determining the maximum efficiency for the Company's overall capital structure. The Company's maturity profile of its outstanding debt and other financing arrangements is relatively long-term, with a weighted maturity of approximately 11 years. The assets and financing associated with these arrangements, which are discussed in more detail in the following paragraphs, generally qualify for off-balance sheet treatment.

Accounts Receivable Securitization Facilities

AOL Time Warner has certain accounts receivable securitization facilities which provide for the accelerated receipt of approximately $1.5 billion of cash on available accounts receivables. As of December 31, 2001, AOL Time Warner had unused capacity under these facilities of approximately $330 million, representing the amount of cash that could be generated through the sale of additional qualifying accounts receivable. In connection with each of these securitization facilities, AOL Time Warner sells, on a revolving and nonrecourse basis, certain of its accounts receivables ("Pooled Receivables") to a qualifying SPE, which in turn sells a percentage ownership interest in the Pooled Receivables to third-party commercial paper conduits sponsored by financial institutions. These securitization transactions are accounted for as a sale in accordance FAS 140, because the Company relinquished control of the receivables. Accordingly, accounts receivable sold under these facilities are excluded from receivables in the accompanying consolidated balance sheet.

As proceeds for the accounts receivable sold to the SPE, AOL Time Warner receives cash, for which there is no obligation to repay, and an interest-bearing note receivable, which is included in receivables on the accompanying consolidated balance sheet. In addition, AOL Time Warner services the Pooled Receivables on behalf of the SPE. Income received by AOL Time Warner in exchange for this service is equal to the prevailing market rate for such services and has not been material in any period. The notes receivable, which have been adjusted to reflect the portion that is not expected to be collectible, bear an interest rate that varies with the prevailing market interest rates. For this reason and because the accounts receivables underlying the retained ownership interest that are sold to the SPE are generally short term in nature, the fair value of the notes receivable approximated their carrying value at both December 31, 2001 and on a pro forma basis at December 31, 2000. The notes receivable related to the sale of Pooled Receivables to an SPE reflected on AOL Time Warner's consolidated balance sheet were $1.035 billion at December 31, 2001 and $725 million on a pro forma basis at December 31, 2000. Additional net proceeds received from AOL Time Warner's accounts receivable by utilizing its accounts receivable securitization programs were $70 million in 2001 and $134 million on a pro forma basis in 2000. Because the accounts receivable securitization facilities relate to Time Warner segments, there were no proceeds on a historical basis during 2000 and 1999.

Backlog Securitization Facility

AOL Time Warner, through TWE, also has a backlog securitization facility, which effectively provides for the accelerated receipt of up to $500 million of cash on available licensing contracts. Assets securitized under this facility consist of cash contracts for the licensing of theatrical and television product for broadcast network and syndicated television exhibition, under which revenues have not been recognized because such product is not available for telecast until a later date ("Backlog Contracts"). In connection with this securitization facility, AOL Time Warner sells, on a revolving and nonrecourse basis, certain of its Backlog Contracts ("Pooled Backlog Contracts") to a SPE, which in turn sells a percentage ownership interest in the Pooled Backlog Contracts to a third-party commercial paper conduit sponsored by a financial institution. As of December 31, 2001, AOL Time Warner had unused capacity under this facility of approximately $58 million, representing the amount of cash that could be generated through the sale of additional Backlog Contracts.

Because the Backlog Contracts securitized under this facility consist of cash contracts for the licensing of theatrical and television product that have already been produced, the recognition of revenue for such completed product is dependent only upon the commencement of the availability period for telecast under the terms of the licensing agreements. Accordingly, the proceeds received under the program are classified as deferred revenues in long-term liabilities in the accompanying consolidated balance sheet. The amount of related deferred revenue reflected on AOL Time Warner's accompanying consolidated balance sheet was $442 million at December 31,

2001 and $484 million on a pro forma basis at December 31, 2000. This amount represents only the amount of backlog contracts sold under this facility and does not represent the amount of total filmed entertainment backlog contracts outstanding, which was approximately $3.8 billion at December 31, 2001 and approximately $3.5 billion on a pro forma basis at December 31, 2000.

Real Estate and Aircraft Operating Leases

AOL Time Warner has entered into certain arrangements for the lease of certain aircraft and property, including the Company's future corporate headquarters at Columbus Circle in New York City (the "AOL Time Warner Center") and a new productions and operations support center for the Turner cable networks in Atlanta (the "Turner Project"). Each of these properties will be funded through SPEs that are wholly owned by third parties and these leasing arrangements will be accounted for by AOL Time Warner as operating leases. Pursuant to FASB Statement No. 13, "Accounting for Leases," and related interpretations, for operating leases, the leased asset and the total obligation over the life of the lease are not reflected on the balance sheet. Instead, the lease payments are reflected as a charge to operating income generally as payments are made. For tax purposes, however, these properties are treated as an asset of AOL Time Warner. As such, the Company receives a tax deduction for depreciation of the asset and interest paid on the amounts used to fund the use of the asset.

As of December 31, 2001, the total amount of costs incurred and related borrowings made by SPEs related to the real estate and aircrafts totaled approximately $355 million. While the Turner Project is substantially complete, the total cost of the AOL Time Warner Center is expected to be approximately $800 million. Under the terms of the lease agreements, the Company has provided a guarantee of certain costs incurred by the SPEs. The amount of such guarantees at December 31, 2001 have been included in Note 18 in the amount of Commitments.

Rating Triggers and Financial Covenants

Each of the Company's bank credit agreements and financing arrangements with SPEs discussed above, contain customary covenants. A breach of such covenants in the bank credit agreements that continues beyond any grace period can constitute a default, which can limit the ability to borrow and can give rise to a right of the lenders to terminate the applicable facility and/or require immediate payment of outstanding debt. A breach of such covenants in the financing arrangements in SPEs that continues beyond any grace period can constitute a termination event which can limit the facility as a source of liquidity; however, there would be no claims on the Company for the receivables or backlog contracts previously sold. As of December 31, 2001 and through the date of this filing, the Company was in compliance with all covenants. As mentioned previously, the Company expects to take a one-time, noncash charge of approximately $54 billion upon adoption of FAS 142. This charge will not result in a violation of any of the Company's debt covenants. Additionally, in the event that the Company's credit ratings decrease, the cost of maintaining the facilities and of borrowing increases and, conversely, if the ratings improve, such costs decrease.

11. INCOME TAXES

Domestic and foreign pretax income (loss) are as follows:

	Years Ended December 31,			
	2001 Historical	2000 Pro Forma	2000 Historical	1999 Historical
		(millions)		
Domestic	$(4,887)	$(3,662)	$1,881	$1,654
Foreign	112	286	3	(20)
Total	$(4,775)	$(3,376)	$1,884	$1,634

Current and deferred income taxes (tax benefits) provided are as follows:

	Years Ended December 31,			
	2001 Historical	2000 Pro Forma	2000 Historical	1999 Historical
	(millions)			
Federal:				
Current[(a)]	$ 807	$1,267	$639	$473
Deferred[(c)]	(914)	(945)	4	51
Foreign:				
Current[(b)]	180	257	2	2
Deferred	45	(39)	1	2
State and Local:				
Current[(a)]	197	282	86	79
Deferred[(c)]	(169)	(271)	—	—
Total	$ 146	$ 551	$732	$607

(a) Excludes current federal and state and local tax benefits of approximately $976 million in 2001, $1.370 billion in 2000 on a pro forma basis ($724 million in 2000 on a historical basis) and $551 million in 1999 resulting from the exercise of stock options and vesting of restricted stock awards, which were credited directly to paid-in-capital. Excludes current tax benefits of $64 million in 2000 on a pro forma basis relating to the cumulative effect of accounting change.

(b) Includes foreign withholding taxes of $124 million in 2001, $143 million in 2000 on a pro forma basis ($2 million in 2000 on a historical basis) and $1 million in 1999.

(c) Excludes deferred federal and state and local tax benefits of approximately $470 million in 2001 resulting from the exercise of stock options and vesting of restricted stock awards, which were credited directly to paid-in-capital. Excludes deferred tax benefits of $231 million in 2000 on a pro forma basis relating to the cumulative effect of accounting change.

The differences between income taxes expected at the U.S. federal statutory income tax rate of 35% and income taxes provided are as set forth below.

	Years Ended December 31,			
	2001 Historical	2000 Pro Forma	2000 Historical	1999 Historical
	(millions)			
Taxes on income at U.S. federal statutory rate	$(1,671)	$(1,182)	$659	$572
State and local taxes, net of federal tax benefits	18	7	56	51
Nondeductible goodwill amortization	1,817	1,751	11	4
Other nondeductible expenses	18	23	8	3
Foreign losses with no U.S. tax benefit	—	—	—	7
Foreign income taxed at different rates, net of U.S. foreign tax credits	(38)	(36)	8	4
Other	2	(12)	(10)	(34)
Total	$ 146	$ 551	$732	$607

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of AOL Time Warner's net deferred tax (asset) liability are as follows:

	December 31,		
	2001 Historical	2000 Pro Forma	2000 Historical
		(millions)	
Assets acquired in business combinations	$16,294	$18,943	$ —
Depreciation and amortization	1,591	1,758	—
Unrealized appreciation of certain marketable securities	—	56	38
Unremitted earnings of foreign subsidiaries	101	11	11
Other	569	476	108
Deferred tax liabilities	18,555	21,244	157
Tax attribute carryforwards	4,656	4,101	4,029
Accrued liabilities	440	652	38
Receivable allowances and return reserves	380	205	—
Investments, primarily related to other-than temporary declines in value	1,449	529	187
Other	370	592	332
Valuation allowance[a]	—	—	(4,419)
Deferred tax assets	7,295	6,079	167
Net deferred tax liability (asset)[b]	$11,260	$15,165	$ (10)

(a) On a historical basis, the Company recorded a valuation allowance against certain of its deferred tax assets. At that time, it was more likely than not that a portion of these deferred tax benefits would not be realized. As a result of the Merger, the valuation allowance was reversed against additional paid-in-capital because the Company believes that these stock-option related deferred tax benefits will be realized.

(b) The $10 million net deferred tax asset on a historical basis in 2000 is recorded in "other assets" on the accompanying consolidated balance sheet.

U.S. income and foreign withholding taxes have not been recorded on permanently reinvested earnings of certain foreign subsidiaries aggregating approximately $1.1 billion at December 31, 2001. Determination of this amount of unrecognized deferred U.S. income tax liability with respect to such earnings in not practicable.

U.S. federal tax attribute carryforwards at December 31, 2001 consisted of approximately $12 billion of net operating losses and approximately $64 million of alternative minimum tax credits. The utilization of these carryforwards as an available offset to future taxable income is subject to limitations under U.S. federal income tax laws. If the net operating losses are not utilized, they expire in varying amounts, starting in 2010 through 2021. To the extent that net operating loss carryforwards, when realized, relate to stock option deductions, the resulting benefits will be credited to shareholders' equity.

12. MANDATORILY REDEEMABLE PREFERRED SECURITIES

Preferred Trust Securities

In 1995, Time Warner, through TW Companies, issued approximately 23 million Company-obligated mandatorily redeemable preferred securities of a wholly owned subsidiary ("Preferred Trust Securities") for aggregate gross proceeds of $575 million. The sole assets of the subsidiary that was the obligor on the Preferred Trust Securities were $592 million principal amount of 8⅞% subordinated debentures of TW Companies due December 31, 2025. Cumulative cash distributions are payable on the Preferred Trust Securities at an annual rate of 8⅞%. The Preferred Trust Securities were mandatorily redeemable for cash on December 31, 2025, and TW Companies had the right to redeem the Preferred Trust Securities, in whole or in part, on or after December 31, 2000, or in other certain circumstances.

On February 13, 2001, TW Companies redeemed all 23 million shares of the Preferred Trust Securities. The redemption price was $25 per security, plus accrued and unpaid distributions thereon equal to $0.265 per security. The total redemption price of $581 million was funded with borrowings under the Company's Bank Credit Agreement.

13. SHAREHOLDERS' EQUITY

At December 31, 2001, shareholders' equity of AOL Time Warner included 171 million shares of Series LMCN-V common stock and 4.258 billion shares of common stock (net of approximately 76 million shares of common stock in treasury). As of December 31, 2001, AOL Time Warner was authorized to issue up to 750 million shares of preferred stock, up to 25 billion shares of common stock and up to 1.8 billion shares of additional classes of common stock, including Series LMCN-V common stock. Shares of Series LMCN-V common stock have substantially identical rights as shares of AOL Time Warner's common stock, except shares of Series LMCN-V common stock have limited voting rights and are non-redeemable.

Convertible Preferred Stock

During 2000, on a pro forma basis, Time Warner issued approximately 53 million shares of common stock in connection with the conversion of 12 million shares of convertible preferred stock.

Common Stock Repurchase Program

In January 2001, AOL Time Warner's Board of Directors authorized a common stock repurchase program that allows AOL Time Warner to repurchase, from time to time, up to $5 billion of common stock over a two-year period. During 2001, the Company repurchased approximately 75.8 million shares at a total cost of approximately $3 billion. In an effort to maintain financial flexibility and investment capacity, the pace of share repurchases under this program may decrease in 2002.

Dilutive Securities and Holders of Record

At December 31, 2001, AOL Time Warner had convertible securities and outstanding stock options that were convertible or exercisable into approximately 641 million shares of common stock. Similarly, AOL Time Warner had convertible securities and outstanding stock options that were convertible or exercisable into approximately 587 million shares of common stock at December 31, 2000 on a pro forma basis, as adjusted for the January 2001 conversion of preferred stock (397 million on a historical basis) and 396 million shares at December 31, 1999. In addition, AOL Time Warner has placed a number of shares of common stock in escrow under its Stock Option Proceeds Credit Facility (Note 10).

Income (Loss) Per Common Share Before Cumulative Effect of Accounting Change

Set forth below is a reconciliation of basic and diluted income (loss) per common share before cumulative effect of accounting change:

	Years Ended December 31,			
	2001 Historical[a]	2000 Pro Forma[a]	2000 Historical	1999 Historical
	(millions, except per share amounts)			
Income (loss) applicable to common shares before cumulative effect of accounting change—basic	$ (4,921)	$ (3,941)	$ 1,152	$ 1,027
Interest on convertible debt[b]	—	—	6	8
Income (loss) applicable to common shares before cumulative effect of accounting change—diluted	$ (4,921)	$ (3,941)	$ 1,158	$ 1,035
Average number of common shares outstanding—basic	4,429.1	4,300.8	2,323.0	2,199.0
Dilutive effect of stock options	—	—	244.0	344.0
Dilutive effect of convertible debt	—	—	28.0	44.0
Dilutive effect of warrants	—	—	—	12.0
Average number of common shares outstanding—diluted	4,429.1	4,300.8	2,595.0	2,599.0
Income (loss) per common share before cumulative effect of accounting change:				
Basic	$ (1.11)	$ (0.92)	$ 0.50	$ 0.47
Diluted	$ (1.11)	$ (0.92)	$ 0.45	$ 0.40

(a) 2001 historical and 2000 pro forma basic and diluted income (loss) per common share before cumulative effect of accounting change are the same because the effect of AOL Time Warner's stock options, convertible debt and convertible preferred stock was antidilutive.
(b) Reflects the savings associated with reduced interest expense that would be saved if the convertible debt was converted to equity.

The diluted share base for the year ended December 31, 2000 on a historical basis excludes incremental weighted shares of approximately 13.5 million and approximately 35.6 million related to convertible debt and stock options, respectively. The diluted share base for the year ended December 31, 1999 excludes incremental weighted shares of approximately 1 million and 8.8 million related to convertible debt and stock options, respectively. The shares related to the convertible debt are excluded due to their antidilutive effect as a result of adjusting net income by $25 million and $2 million for interest expense, net of tax, for the years ending December 31, 2000 and 1999, respectively, that would be saved if the debt were converted to equity. The shares related to the stock options are excluded due to their antidilutive effect as a result of the option's exercise prices being greater than the average market price of the common shares for the years ended December 31, 2000 and 1999.

14. STOCK-BASED COMPENSATION PLANS

Effect of America Online-Time Warner Merger on Stock-Based Compensation Plans

In connection with Time Warner's agreement to merge with America Online entered into in January 2000, all Time Warner stock options and restricted stock outstanding at that time became fully vested, pursuant to the terms of Time Warner's stock option and restricted stock plans. In addition, on January 11, 2001, the date the Merger was consummated, each outstanding equity security of Time Warner was converted into 1.5 units of an equivalent equity security of AOL Time Warner. See Note 1 for a summary of the terms of the Merger. On January 11, 2002, the first anniversary of the Merger, certain options and restricted stock granted by America

Online prior to entering into the agreement to merge with Time Warner became fully vested pursuant to the terms of America Online's stock option and restricted stock plans.

Stock Option Plans

AOL Time Warner has various stock option plans under which AOL Time Warner may grant options to purchase AOL Time Warner common stock to employees of AOL Time Warner and TWE. Such options have been granted to employees of AOL Time Warner and TWE with exercise prices equal to, or in excess of, fair market value at the date of grant. Accordingly, in accordance with APB 25 and related interpretations, compensation cost generally is not recognized for its stock option plans. Generally, the options become exercisable over a four-year vesting period and expire ten years from the date of grant. Had compensation cost for AOL Time Warner's stock option plans been determined based on the fair value method set forth in FAS 123, AOL Time Warner's net income (loss) and basic and diluted net income (loss) per common share would have been changed to the pro forma amounts indicated below:

	Years Ended December 31,			
	2001 Historical	2000 Pro Forma	2000 Historical	1999 Historical
	(millions, except per share amounts)			
Net income (loss):				
As reported	$(4,921)	$(4,370)	$1,152	$1,027
Pro forma	$(6,352)	$(5,295)	$ 499	$ 553
Net income (loss) per basic common share:				
As reported	$ (1.11)	$ (1.02)	$ 0.50	$ 0.47
Pro forma	$ (1.43)	$ (1.23)	$ 0.21	$ 0.25
Net income (loss) per diluted common share:				
As reported	$ (1.11)	$ (1.02)	$ 0.45	$ 0.40
Pro forma	$ (1.43)	$ (1.23)	$ 0.19	$ 0.22

For purposes of applying FAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions (which, for 2001 and 2000, reflect the impact of the Merger) used for grants in 2001, 2000 (historical and pro forma) and 1999: dividend yields of 0% in all periods; expected volatility of 59.3%, 46.3% and 65%, respectively; risk-free interest rates of 4.83%, 6.22% and 5.49%, respectively; and expected lives of 5 years for all periods. The weighted average fair value of an option granted during the year was $24.89 ($14.93, net of taxes), $23.63 ($14.18, net of taxes), $21.07 ($12.64, net of taxes) and $23.25 ($13.95, net of taxes) for the years ended December 31, 2001, 2000 (on a pro forma and historical basis) and 1999, respectively. During 2001 and 2000 (on a pro forma basis), AOL Time Warner granted options to certain executives at exercise prices exceeding the market price of AOL Time Warner common stock on the date of grant. These above-market options had a weighted average exercise price and fair value of $67.32 and $16.68 ($10.01, net of taxes), respectively, in 2001 and $79.40 and $31.02 ($18.61, net of taxes), respectively, in 2000 on a pro forma basis. Above market options granted in 1999 were not significant.

A summary of stock option activity under all plans is as follows:

	Thousands of Shares	Weighted-Average Exercise Price
Balance at January 1, 1999	451,618	$ 4.66
1999 Activity:		
Granted	102,179	51.23
Exercised	(135,022)	2.64
Cancelled	(35,699)	19.43
Balance at December 31, 1999	383,076	$16.42
2000 Activity:		
Granted[(a)]	67,209	56.61
Exercised	(44,170)	6.10
Cancelled	(23,269)	39.94
Balance at December 31, 2000	382,846	$23.23
2001 Activity:		
Options exchanged for outstanding Time Warner options in connection with the Merger	190,535	22.78
Granted[(a)]	193,257	47.53
Exercised	(108,860)	8.55
Cancelled	(30,463)	51.07
Balance at December 31, 2001	627,315	$31.88

(a) In 2001, a special Founder's Grant was issued to most individuals who were employees of AOL Time Warner during the year the Merger was consummated, only a portion of which is expected to be recurring in the future. This compares to approximately 91 million stock options issued at a weighted-average exercise price of $56.90 on a pro forma basis in 2000.

	December 31			
	2001 Historical	2000 Pro Forma	2000 Historical	1999 Historical
	(thousands)			
Exercisable	345,895	347,904	179,710	140,910
Available for future grants	88,449	80,457	70,792	121,727

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
	(thousands)			(thousands)	
Under $10	130,162	4.47	$ 3.75	120,999	$ 3.52
$10.01 to $ 15.00	116,696	4.24	$12.39	101,305	$12.55
$15.01 to $ 20.00	12,426	4.61	$16.64	12,091	$16.63
$20.01 to $ 30.00	22,320	5.90	$23.27	21,953	$23.29
$30.01 to $ 45.00	46,510	8.37	$38.42	13,931	$38.76
$45.01 to $ 50.00	193,053	8.56	$48.12	42,505	$47.35
$50.01 to $ 60.00	84,548	8.42	$56.61	26,256	$56.80
$60.01 to $ 90.00	21,490	8.29	$68.08	6,793	$68.94
$90.01 to $158.73	110	7.96	$96.80	62	$99.01
Total	627,315	6.64 years	$31.88	345,895	$20.03

For options exercised by employees of TWE, AOL Time Warner is reimbursed by TWE for the amount by which the market value of AOL Time Warner common stock on the exercise date exceeds the exercise price, or the greater of the exercise price or $13.88 for options granted prior to the TWE capitalization on June 30, 1992. There were 95.4 million options held by employees of TWE at December 31, 2001, 54.4 million of which were exercisable.

Restricted Stock Plans

AOL Time Warner also has various restricted stock plans for employees and non-employee directors of the Board. Under these plans, shares of common stock are granted which do not vest until the end of a restriction period, generally between three to five years. During 2001, AOL Time Warner issued approximately 157,000 shares of restricted stock at a weighted-average fair value of $43.43. During 2000 on a pro forma basis, AOL Time Warner issued 1.2 million shares of restricted stock at a weighted-average fair value of $56.54 (no restricted stock was issued on a historical basis). Grants of restricted stock in prior years were not significant. In addition, compensation cost recognized in connection with restricted stock grants was not material in any period.

15. BENEFIT PLANS

AOL Time Warner and certain of its subsidiaries have defined benefit pension plans covering a majority of domestic employees. Pension benefits are based on formulas that reflect the employees' years of service and compensation levels during their employment period. AOL Time Warner's common stock represents approximately 10% of defined benefit plan assets at both December 31, 2001 and 2000. Prior to the Merger, these defined benefit pension plans were only at Time Warner and certain of its subsidiaries. America Online did not sponsor a defined benefit pension plan. After the Merger, participation in AOL Time Warner's defined benefit pension plans was limited to Time Warner employees who previously participated in these plans. A summary of activity for AOL Time Warner's defined benefit pension plans for the years ended December 31, 2001 and 2000 on a pro forma basis is as follows:

	Years Ended December 31,	
	2001 Historical	2000 Pro Forma
	(millions)	
Components of Pension Expense		
Service cost	$ 76	$ 83
Interest cost	127	122
Expected return on plan assets	(139)	(150)
Net amortization and deferral	—	(34)
Total pension expense	$ 64	$ 21

	December 31,	
	2001 Historical	2000 Pro Forma
	(millions)	
Change in Projected Benefit Obligation		
Projected benefit obligation at beginning of year	$1,577	$1,477
Service cost	76	83
Interest cost	127	122
Actuarial (gain) loss[a]	112	(35)
Benefits paid	(267)	(70)
Amendments to plan provisions	100	—
Projected benefit obligation at end of year	1,725	1,577
Change in Plan Assets		
Fair value of plan assets at beginning of year	1,573	1,703
Actual return on plan assets	(137)	(81)
Employer contribution	273	13
Benefits paid	(246)	(62)
Fair value of plan assets at end of year	1,463	1,573
Underfunded projected benefit obligation	(262)	(4)
Additional minimum liability[b][c]	(6)	(50)
Unrecognized actuarial (gain) loss[a][c]	388	(348)
Effect of settlement accounting	(44)	—
Unrecognized prior service cost[c]	6	12
Prepaid (accrued) pension expense[d]	$ 82	$ (390)

(a) Reflects primarily an actual loss on plan assets that significantly exceeded the assumed rate of return in 2001.

(b) The additional minimum liability is offset fully by a corresponding intangible asset recognized in the consolidated balance sheet.

(c) In connection with the Merger and the application of the purchase method of accounting for business combinations, Time Warner's pension plans were adjusted to fair value on AOL Time Warner's consolidated balance sheet resulting in the recognition of the underfunded projected benefit obligation of $4 million at December 31, 2000 through the recognition of previously unrecognized items.

(d) Reflects a gross prepaid asset of $260 million and a gross accrued liability of $178 million in 2001.

	December 31,	
	2001 Historical	2000 Pro Forma
Weighted-Average Pension Assumptions		
Discount rate	7.50%	7.75%
Expected return on plan assets	9%	9%
Rate of compensation increase	4.5%	5%

Included above are projected benefit obligations and accumulated benefit obligations for unfunded defined benefit pension plans of $163 million and $176 million as of December 31, 2001, respectively; and $189 million and $176 million as of December 31, 2000 on a pro forma basis, respectively.

Employees of AOL Time Warner's operations in foreign countries participate to varying degrees in local pension plans, which in the aggregate are not significant.

AOL Time Warner also has certain defined contribution plans, including savings and profit sharing plans, as to which the expense amounted to $109 million in 2001, $154 million on a pro forma basis in 2000 ($13 million on a historical basis) and $9 million in 1999. Contributions to the savings plans are based upon a percentage of the employees' elected contributions.

16. DERIVATIVE INSTRUMENTS

AOL Time Warner uses derivative instruments principally to manage the risk that changes in foreign currency exchange rates will affect the amount of unremitted or future royalties and license fees to be received from the sale of U.S. copyrighted products abroad and to manage equity price risk in the Company's investment holdings. The following is a summary of AOL Time Warner's risk management strategies and the effect of these strategies on AOL Time Warner's consolidated financial statements.

Foreign Currency Risk Management

Foreign exchange contracts are used primarily by AOL Time Warner to hedge the risk that unremitted or future royalties and license fees owed to AOL Time Warner domestic companies for the sale or anticipated sale of U.S. copyrighted products abroad may be adversely affected by changes in foreign currency exchange rates. Similarly, the Company enters into foreign exchange contracts to hedge film production costs abroad. As part of its overall strategy to manage the level of exposure to the risk of foreign currency exchange rate fluctuations, AOL Time Warner hedges a portion of its foreign currency exposures anticipated over the ensuing fifteen-month period (the "hedging period"). The hedging period covers revenues expected to be recognized over the ensuing twelve-month period; however, there is often a lag between the time that revenue is recognized and the transfer of foreign-denominated revenues back into U.S. dollars. Therefore, the hedging period covers a fifteen-month period. To hedge this exposure, AOL Time Warner uses foreign exchange contracts that generally have maturities of three months to fifteen months to provide continuing coverage throughout the hedging period. Foreign exchange contracts are placed with a number of major financial institutions in order to minimize credit risk. At December 31, 2001, AOL Time Warner had effectively hedged approximately 75% of the estimated foreign currency exposures that principally relate to anticipated cash flows to be remitted to the U.S. over the hedging period.

AOL Time Warner records these foreign exchange contracts at fair value in its consolidated balance sheet and the related gains or losses on these contracts are deferred in shareholders' equity (as a component of comprehensive income). These deferred gains and losses are recognized in income in the period in which the related royalties and license fees being hedged are received and recognized in income. However, to the extent that any of these contracts are not considered to be perfectly effective in offsetting the change in the value of the royalties and license fees being hedged, any changes in fair value relating to the ineffective portion of these contracts are immediately recognized in income. Gains and losses on foreign exchange contracts generally are included as a component of other income (expense), net, in AOL Time Warner's consolidated statement of operations.

At December 31, 2001, AOL Time Warner had contracts for the sale of $816 million and the purchase of $577 million of foreign currencies at fixed rates. AOL Time Warner had contracts for the sale of $648 million and the purchase of $582 million of foreign currencies on a pro forma basis at December 31, 2000. AOL Time Warner had deferred approximately $13 million of net gains on foreign exchange contracts at December 31, 2001, which is expected to be substantially recognized in income over the next twelve months. AOL Time Warner recognized $33 million in gains in 2001 and $16 million in losses on a pro forma basis in 2000 on foreign exchange contracts. There were no foreign exchange contracts on a historical basis in either 2000 or 1999. These amounts were or are expected to be largely offset by corresponding decreases and increases, respectively, in the dollar value of foreign currency royalties and license fee payments that have been or are anticipated to be received in cash from the sale of U.S. copyrighted products abroad. During 2001, approximately $2 million of the total gain was the result of the discontinuance of cash flow hedges because it was probable that the original forecasted transaction would not occur within the specified time period.

Equity Risk Management

AOL Time Warner manages an investment portfolio, excluding investments accounted for using the equity method of accounting, with a fair value of approximately $2.6 billion as of December 31, 2001. As part of the Company's strategy to manage the equity price risk inherent in the portfolio, the Company may enter into hedging transactions to protect the fair value of investments in the portfolio or the anticipated future cash flows associated with the forecasted sale of certain investments. In addition, AOL Time Warner holds investments in equity derivative instruments (e.g., warrants), which are not designated as hedges. The equity derivative instruments are recorded at fair value in the accompanying consolidated balance sheet and the related gains and losses are immediately recognized in income.

17. SEGMENT INFORMATION

AOL Time Warner classifies its business interests into six fundamental areas: *AOL,* consisting principally of interactive services, Web properties, Internet technologies and electronic commerce services; *Cable,* consisting principally of interests in cable television systems; *Filmed Entertainment,* consisting principally of interests in filmed entertainment and television production; *Networks,* consisting principally of interests in cable television and broadcast network programming; *Music,* consisting principally of interests in recorded music and music publishing; and *Publishing,* consisting principally of interests in magazine publishing, book publishing and direct marketing.

Information as to the operations of AOL Time Warner in different business segments is set forth below based on the nature of the products and services offered. AOL Time Warner evaluates performance based on several factors, of which the primary financial measure is operating income (loss) before noncash depreciation of tangible assets and amortization of goodwill and intangible assets ("EBITDA").

Prior to the Merger, America Online, predecessor to AOL Time Warner, classified its business interests into two reportable segments, the Interactive Services Group and the Netscape Enterprise Group. As a result of the Merger, and the addition of Time Warner's business interests, AOL Time Warner management assessed the manner in which financial information is reviewed in making operating decisions and assessing performance, and concluded that America Online would be treated as one separate and distinct reportable segment. Accordingly, AOL Time Warner has reclassified its 2000 and 1999 historical presentation to reflect America Online as one reportable segment, which is reflected in the accompanying consolidated financial statements. In order to enhance comparability, supplemental unaudited pro forma operating results for 2000, reflecting all of AOL Time Warner's business segments have been presented as if the Merger had occurred at the beginning of 2000.

The accounting policies of the business segments are the same as those described in the summary of significant accounting policies under Note 1. Intersegment sales are accounted for at fair value as if the sales were to third parties. While intercompany transactions are treated like third-party transactions to determine segment performance, the revenues (and corresponding expenses recognized by the segment that is counterparty to the transaction) are eliminated in consolidation and therefore, do not themselves impact consolidated results.

	Years Ended December 31, 2001 Historical	Years Ended December 31, 2000 Pro Forma
	(millions)	
Revenues		
AOL	$ 8,718	$ 7,703
Cable	6,992	6,054
Filmed Entertainment	8,759	8,119
Networks	7,050	6,802
Music	3,929	4,148
Publishing	4,810	4,645
Intersegment elimination	(2,024)	(1,258)
Total revenues	$38,234	$36,213

	Years Ended December 31, 2001 Historical	Years Ended December 31, 2000 Pro Forma
	(millions)	
Intersegment Revenues		
AOL	$ 228	$ —
Cable	57	7
Filmed Entertainment	784	560
Networks	618	451
Music	302	211
Publishing	35	29
Total intersegment revenues	$2,024	$1,258

	Years Ended December 31, 2001 Historical	Years Ended December 31, 2000 Pro Forma
	(millions)	
EBITDA[(a)]		
AOL	$2,945	$2,350
Cable[(b)]	3,199	2,859
Filmed Entertainment	1,017	796
Networks	1,797	1,502
Music	419	518
Publishing	909	747
Corporate	(294)	(304)
Merger-related costs	(250)	(155)
Intersegment elimination	(86)	(46)
Total EBITDA	$9,656	$8,267

(a) EBITDA represents operating income (loss) before noncash depreciation of tangible assets and amortization of goodwill and intangible assets. After deducting depreciation and amortization, AOL Time Warner's operating income (loss) was $453 million in 2001 and $(383) million on a pro forma basis in 2000.

(b) Includes pretax gains of approximately $28 million recognized on a pro forma basis in 2000 relating to the sale or exchange of certain consolidated cable television systems.

	Years Ended December 31,	
	2001 Historical	2000 Pro Forma
	(millions)	
Depreciation of Property, Plant and Equipment		
AOL	$ 426	$ 344
Cable	1,111	857
Filmed Entertainment	89	99
Networks	159	153
Music	97	83
Publishing	70	64
Corporate	20	18
Total depreciation	$1,972	$1,618

	Years Ended December 31	
	2001 Historical	2000 Pro Forma
	(millions)	
Amortization of Intangible Assets[(a)]		
AOL	$ 146	$ 100
Cable	2,523	2,639
Filmed Entertainment	478	516
Networks	1,966	1,948
Music	820	723
Publishing	935	820
Corporate	363	286
Total amortization	$7,231	$7,032

(a) Includes amortization relating to business combinations accounted for by the purchase method, substantially all of which arose in the approximate $147 billion acquisition of Time Warner in 2001.

On a historical basis, AOL Time Warner's assets represent those of America Online, as predecessor to AOL Time Warner, and were $10.827 billion at December 31, 2000, including approximately $4.2 billion of corporate-related assets such as cash and liquid investments. Due to the consummation of the Merger and the allocation of the approximate $147 billion cost to acquire Time Warner to the underlying net assets of Time Warner based on their respective fair values, AOL Time Warner's assets have significantly increased since December 31, 2000. Any excess of the purchase price over estimated fair value of the net assets acquired was recorded as goodwill and allocated among AOL Time Warner's business segments. AOL Time Warner's assets and capital expenditures are as follows:

	December 31,	
	2001 Historical	2000 Pro Forma
	(millions)	
Assets		
AOL	$ 6,671	$ 6,647
Cable	72,087	77,217
Filmed Entertainment	18,623	18,791
Networks	51,696	54,152
Music	18,341	18,171
Publishing	29,065	25,130
Corporate	12,076	15,939
Total assets	$208,559	$216,047

	Years Ended December 31,	
	2001 Historical	2000 Pro Forma
	(millions)	
Capital Expenditures and Product Development Costs		
AOL	$ 818	$ 785
Cable	2,221	2,158
Filmed Entertainment	97	96
Networks	181	191
Music	166	164
Publishing	89	113
Corporate	62	53
Total capital expenditures and product development costs	$3,634	$3,560

Because a substantial portion of international revenues is derived from the sale of U.S. copyrighted products abroad, assets located outside the United States are not material. Information as to operations in different geographical areas is as follows:

	Years Ended December 31,	
	2001 Historical	2000 Pro Forma
	(millions)	
Revenues [(a)]		
United States	$32,676	$30,402
United Kingdom	1,173	1,060
Germany	588	682
Japan	653	713
Canada	368	429
France	394	376
Other international	2,382	2,551
Total revenues	$38,234	$36,213

(a) Revenues are attributed to countries based on location of customer. Because most of America Online's foreign operations are through investments accounted for using the equity method of accounting, AOL Time Warner did not have significant consolidated foreign revenues on a historical basis during 2000 and 1999.

18. COMMITMENTS AND CONTINGENCIES

Commitments

AOL Time Warner's total rent expense amounted to $1.013 billion in 2001, $974 million on a pro forma basis in 2000 ($413 million on a historical basis) and $324 million in 1999. The minimum rental commitments under noncancellable long-term operating leases totaled approximately $6.0 billion and, based on current outstanding agreements, will be paid: $868 million in 2002; $710 million in 2003; $564 million in 2004; $470 million in 2005; $430 million in 2006; and $2.938 billion after 2006. Additionally, AOL Time Warner recognized sublease income of approximately $36 million in 2001 and, as of December 31, 2001, the Company had future sublease income commitments of approximately $223 million.

AOL Time Warner's firm commitments and contingent commitments under certain programming, licensing, artists, athletes, franchise and other agreements aggregated approximately $25.9 billion at December 31, 2001, which are payable principally over a ten-year period.

Contingencies

On January 22, 2002, Netscape, a wholly-owned subsidiary of America Online sued Microsoft Corporation ("Microsoft") in the United States District Court for the District of Columbia for antitrust violations under Sections 1 and 2 of the Sherman Act, as well as for other common law violations. Among other things, the complaint alleges that Microsoft's actions to maintain its monopoly in the market for Intel-compatible personal computer operating systems worldwide injured Netscape, consumers and competition in violation of Section 2 of the Sherman Act and continues to do so. The complaint also alleges that Microsoft's actions constitute illegal monopolization and attempted monopolization of a worldwide market for Web browsers and that Microsoft has engaged in illegal practices by tying its Web browser, Internet Explorer, to Microsoft's operating system in various ways. The complaint seeks damages for the injuries inflicted upon Netscape, including treble damages and attorneys' fees, as well as injunctive relief to remedy the anti-competitive behavior alleged. Due to the preliminary status of the matter, it is not possible for the Company at this time to provide a view on its probable outcome or to provide a reasonable estimate as to the amount that might be recovered through this action.

America Online has been named as defendant in several putative class action lawsuits brought by consumers and Internet service providers ("ISP"), alleging certain injuries to have been caused by installation of AOL versions 5.0 and 6.0 software. The parties have entered into a confidential settlement agreement covering the consumer AOL version 5.0 installation claims on terms that are not material to the Company's financial condition or results of operations, subject to approval of the court. The ISP claims on AOL version 5.0 and the claims related to AOL version 6.0 remain pending. The remaining cases are in preliminary stages, but the Company believes that they are without merit and intends to defend them vigorously. The Company is unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss given their current status.

The Department of Labor has closed its investigation into the applicability of the Fair Labor Standards Act ("FLSA") to America Online's Community Leader program. However, putative classes of former and current Community Leader volunteers have brought lawsuits in several states against America Online alleging violations of the FLSA and comparable state statutes on the basis that they were acting as employees rather than volunteers in serving as Community Leaders. An additional putative class action lawsuit has been filed against the Company, America Online and AOL Community, Inc. alleging violations of the Employee Retirement Income Security Act ("ERISA") on the basis that they were acting as employees rather than volunteers and are entitled to pension, welfare or other employee benefits under ERISA. Although the Company does not believe that these lawsuits regarding Community Leader volunteers have any merit and intends to defend against them vigorously, the Company is unable to predict the outcome of the cases, or reasonably estimate a range of possible loss due to the preliminary nature of the matters.

In *Six Flags Over Georgia LLC et al. v. Time Warner Entertainment Company et al.,* following a trial in December 1998, the jury returned a verdict for plaintiffs and against defendants, including TWE, on plaintiffs' claims for breaches of fiduciary duty. The jury awarded plaintiffs approximately $197 million in compensatory damages and $257 million in punitive damages, and interest began accruing on those amounts at the Georgia annual statutory rate of twelve percent. The Company paid the compensatory damages with accrued interest during the first quarter of 2001. Payment of the punitive damages portion of the award with accrued interest was stayed by the United States Supreme Court on March 1, 2001 pending the disposition of a certiorari petition with that Court, which was filed by TWE on June 15, 2001. On October 1, 2001, the United States Supreme Court granted TWE's petition, vacated the decision by the Georgia Court of Appeals affirming the punitive damages award, and remanded the matter to the Georgia Court of Appeals for further consideration. The matter remains pending in the Georgia Court of Appeals and a decision is expected later in 2002.

The Company is subject to a number of state and federal class action lawsuits, as well as an action brought by a number of state Attorneys General alleging unlawful horizontal and vertical agreements to fix the prices of compact discs by the major record companies. Although the Company cannot predict the outcomes, the Company does not expect that the ultimate outcomes of these cases will have a material adverse impact on the Company's consolidated financial statements or results of operations.

The costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in those matters (including those matters described above), and developments or assertions by or against the Company relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on the Company's business, financial condition and operating results.

19. RELATED PARTY TRANSACTIONS

AOL Time Warner has had transactions with the AOL Europe, AOL Latin America, Columbia House, Comedy Partners, L.P., Time Warner Telecom, Road Runner, Courtroom Television Network, BookSpan and other equity investees of AOL Time Warner, generally with respect to sales of products and services in the ordinary course of business. In addition, the Company has entered into various transactions with AT&T and its subsidiaries, primarily related to the sale of programming to AT&T cable systems.

20. ADDITIONAL FINANCIAL INFORMATION

Additional financial information with respect to cash flows is as follows:

	Years Ended December 31,			
	2001 Historical	2000 Pro Forma	2000 Historical	1999 Historical
		(millions)		
Cash payments made for interest	$1,396	$1,507	$ 15	$ 16
Cash payments made for income taxes	388	549	14	—
Income tax refunds received	48	41	—	—
Interest income received	197	378	330	161

Noncash investing activities in 2000, on a pro forma basis, included the exchange of certain cable television systems (Note 8). Noncash financing activities in 2000, on a pro forma basis, included the conversion of convertible preferred stock into shares of common stock.

Other Income (Expense), Net

Other income (expense), net, consists of:

	Years Ended December 31,			
	2001 Historical	2000 Pro Forma	2000 Historical	1999 Historical
	(millions)			
Investment gain (losses)[(a)(b)]	$(1,218)	$ (96)	$(177)	$681
Write-down of investment in Time Warner Telecom	(1,213)	—	—	—
Write-down of investment in Columbia House	(90)	(220)	—	—
Losses on equity investees	(918)	(858)	(36)	(5)
Losses on accounts receivable securitization programs	(70)	(131)	—	—
Road Runner restructuring charge	—	(41)	—	—
Miscellaneous	(30)	(10)	5	1
Total other income (expense), net	$(3,539)	$(1,356)	$(208)	$677

(a) For 2001, includes a $1.229 billion noncash charge, excluding the write-downs of Time Warner Telecom and Columbia House, to reduce the carrying value of certain investments in AOL Time Warner's investment portfolio, primarily due to declines in the market values deemed to be other-than-temporary, and to reflect market fluctuations in equity derivative instruments.

(b) For 2000 on a pro forma basis, includes a $579 million noncash pretax charge to reduce the carrying value of certain investments in AOL Time Warner's investment portfolio, primarily due to declines in the market values deemed to be other-than-temporary, and to reflect market fluctuations in equity derivative instruments ($535 million on a historical basis), pretax gains of approximately $359 million ($275 on a historical basis) related to the sale or exchange of unconsolidated cable television systems and certain other investments and a pretax charge of $24 million relating to the Six Flags litigation. For 1999, includes a $567 million pretax gain on the sale of investments in Excite, Inc.

Other Current Liabilities

Other current liabilities consist of:

	December 31,		
	2001 Historical	2000 Pro Forma	2000 Historical
	(millions)		
Accrued expenses	$5,474	$4,936	$1,047
Accrued compensation	904	1,085	111
Accrued income taxes	65	142	—
Total	$6,443	$6,163	$1,158

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
AOL Time Warner Inc.

We have audited the accompanying consolidated balance sheet of AOL Time Warner Inc. ("AOL Time Warner") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule and supplementary information listed in the index at Item 14 (a). These financial statements, schedule and supplementary information are the responsibility of AOL Time Warner's management. Our responsibility is to express an opinion on these financial statements, schedule and supplementary information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AOL Time Warner at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule and supplementary information, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

New York, New York
January 28, 2002

AOL TIME WARNER INC.
SELECTED FINANCIAL INFORMATION

The selected financial information for each of the five years in the period ended December 31, 2001 set forth below has been derived from and should be read in conjunction with the financial statements and other financial information presented elsewhere herein. Capitalized terms are as defined and described in such consolidated financial statements, or elsewhere herein. Certain reclassifications have been made to conform to the 2001 presentation.

Because the Merger was not consummated until January 2001, the selected financial information for years prior to 2001 reflect only the financial results of America Online, as predecessor to AOL Time Warner. However, in order to enhance comparability, pro forma selected financial information for 2000 is presented supplementally to illustrate the effects of the Merger on the historical financial position and operating results of America Online. The pro forma selected financial information for AOL Time Warner, which is unaudited, is presented as if the Merger between America Online and Time Warner had occurred on January 1, 2000. These results also reflect reclassifications of each company's historical operating results and segment information to conform to the combined Company's financial statement presentation, as follows:

- Income and losses related to investments accounted for using the equity method of accounting and gains and losses on the sale of investments have been reclassified from operating income (loss) to other income (expense), net;
- Corporate expenses have been reclassified to selling, general and administrative costs as a reduction of operating income (loss); and
- Merger-related costs have been moved from other income (expense), net, to operating income (loss).

AOL TIME WARNER INC.
SELECTED FINANCIAL INFORMATION — (Continued)

	Years Ended December 31,					
	2001 Historical	2000 Pro Forma	2000 Historical	1999 Historical	1998 Historical	1997 Historical
	(millions, except per share amounts)					
Selected Operating Statement Information						
Revenues:						
Subscription	$ 16,543	$ 14,733	$ 4,777	$ 3,874	$ 2,765	$ 1,715
Advertising and commerce	8,487	8,744	2,369	1,240	612	309
Content and other	13,204	12,736	557	610	496	610
Total revenues	38,234	36,213	7,703	5,724	3,873	2,634
Operating income (loss)[(a)]	453	(383)	1,817	819	104	(28)
Interest income (expense), net[(b)]	(1,379)	(1,373)	275	138	46	20
Other income (expense), net[(c)(d)(e)]	(3,539)	(1,356)	(208)	677	(5)	—
Income (loss) before cumulative effect of accounting change	(4,921)	(3,927)	1,152	1,027	115	1
Net income (loss)[(f)]	(4,921)	(4,370)	1,152	1,027	115	1
Net income (loss) applicable to common shares (after preferred dividends)	(4,921)	(4,384)	1,152	1,027	115	1
Per share of common stock:						
Basic net income (loss)	$ (1.11)	$ (1.02)	$ 0.50	$ 0.47	$ 0.06	$ —
Diluted net income (loss)	$ (1.11)	$ (1.02)	$ 0.45	$ 0.40	$ 0.05	$ —
Dividends	$ —	$ 0.12	$ —	$ —	$ —	$ —
Average common shares:						
Basic	4,429.1	4,300.8	2,323.0	2,199.0	1,959.1	1,765.4
Diluted	4,429.1	4,300.8	2,595.0	2,599.0	2,370.0	2,066.0

(a) Includes merger-related costs and restructurings of approximately $250 million in 2001, $155 million on a pro forma basis in 2000 ($10 million in 2000 on a historical basis), $123 million in 1999, $50 million in 1998 and $27 million in 1997. Also includes $28 million relating to gains on the sale of consolidated cable systems in 2000 on a pro forma basis, $80 million of costs related to acquired in-process research and development and $18 million in legal settlements in 1998 and $24 million of contract termination costs and $23 million of costs related to acquired in-process research and development in 1997.

(b) Includes $26 million of additional interest expense related to the Six Flags litigation on a pro forma basis in 2000 (Note 5).

(c) Includes noncash pretax charges to reduce the carrying value of certain investments that experienced other-than-temporary declines in market value and to reflect market fluctuations in equity derivative instruments of approximately $2.532 billion in 2001, $799 million on a pro forma basis in 2000 ($535 million on a historical basis) (Note 8).

(d) Includes gains relating to the sale or exchange of various unconsolidated cable television systems and other investments of $387 million on a pro forma basis in 2000 ($275 million on a historical basis) and $678 million in 1999 (Note 8).

(e) Includes a $24 million pretax charge relating to the Six Flags litigation (Note 5) and a $41 million pretax charge in connection with the Road Runner restructuring (Note 4) on a pro forma basis in 2000.

(f) Includes an after-tax charge of $443 million related to the cumulative effect of an accounting change in connection with the adoption of a new film accounting standard on a pro forma basis in 2000 (Note 1).

AOL TIME WARNER INC.
SELECTED FINANCIAL INFORMATION — (Continued)

	December 31,					
	2001 Historical	2000 Pro Forma	2000 Historical	1999 Historical	1998 Historical	1997 Historical
	(millions)					
Selected Balance Sheet Information						
Cash and equivalents	$ 719	$ 3,300	$ 2,610	$ 2,554	$1,532	$ 580
Total assets	208,559	216,047	10,827	10,396	3,835	2,090
Debt due within one year	48	45	2	13	9	3
Long-term debt	22,792	21,318	1,411	1,581	401	372
Mandatorily redeemable preferred securities of subsidiaries	—	575	—	—	—	—
Shareholders' equity:						
Equity applicable to common stock	152,071	157,627	6,778	6,331	1,862	798
Total shareholders' equity	152,071	157,627	6,778	6,331	1,862	798
Total capitalization	174,911	179,565	8,191	7,925	2,272	1,173

AOL TIME WARNER INC.
QUARTERLY FINANCIAL INFORMATION
(unaudited)

The following table set forth the quarterly information for AOL Time Warner

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
	(amounts in millions, except per share data)			
2001[(a)(f)]				
Subscription Revenues	$ 3,857	$4,058	$4,190	$ 4,438
Advertising and commerce	2,053	2,278	1,934	2,222
Content and other	3,170	2,866	3,196	3,972
Total revenues	9,080	9,202	9,320	10,632
Operating income (loss)	(147)	276	29	295
Net loss	(1,369)	(734)	(996)	(1,822)
Net loss per-share–basic	(0.31)	(0.17)	(0.22)	(0.41)
Net loss per share–diluted	(0.31)	(0.17)	(0.22)	(0.41)
Net cash provided by operating activities	976	1,293	1,971	1,054
EBITDA	2,075	2,537	2,329	2,715
Common stock—high	57.10	58.51	53.30	39.21
Common stock—low	31.50	33.46	27.40	29.39
2000 Pro Forma[(b)(c)(e)(f)]				
Subscription Revenues	$ 3,528	$3,682	$3,698	$ 3,825
Advertising and commerce	1,865	2,254	2,033	2,592
Content and other	2,923	2,972	3,027	3,814
Total revenues	8,316	8,908	8,758	10,231
Operating income (loss)	(364)	(62)	(155)	198
Net loss	(1,455)	(924)	(902)	(1,089)
Net loss per-share–basic	(0.34)	(0.22)	(0.21)	(0.25)
Net loss per share–diluted	(0.34)	(0.22)	(0.21)	(0.25)
Net cash provided by operating activities	909	1,318	944	1,473
EBITDA	1,777	2,077	2,008	2,405
Common stock—high	82.88	69.38	63.19	62.25
Common stock—low	48.25	48.38	51.06	32.90
2000 Historical[(b)(d)(e)(f)]				
Subscription Revenues	$ 1,153	$1,185	$1,206	$ 1,233
Advertising and commerce	528	561	594	686
Content and other	133	139	145	140
Total revenues	1,814	1,885	1,945	2,059
Operating income	376	456	482	503
Net income	433	338	344	37
Net income per-share–basic	0.19	0.15	0.15	0.02
Net income per share–diluted	0.17	0.13	0.13	0.01
Net cash provided by operating activities	478	511	398	571
EBITDA	506	583	609	652
Common stock—high	82.88	69.38	63.19	62.25
Common stock—low	48.25	48.38	51.06	32.90

See Notes on following page.

AOL TIME WARNER INC.
QUARTERLY FINANCIAL INFORMATION — (Continued)
(unaudited)

Notes to Quarterly Financial Information

(a) AOL Time Warner's net loss per common share in 2001 has been affected by certain significant transactions and nonrecurring items. These items consisted of (i) merger-related costs of $71 million in the first quarter, $134 million in the third quarter and $45 million in the fourth quarter relating to the Merger, thereby aggregating $250 million for the year (Note 3) and (ii) noncash pretax charges of approximately $620 million in the first quarter, $196 million in the third quarter and $1.716 billion in the fourth quarter to reduce the carrying value of certain publicly traded and privately held investments and restricted securities that experienced other-than-temporary declines in market value and to reflect market fluctuations in equity derivative instruments (Note 8). The aggregate net effect of these items in 2001 was to increase basic loss per common share by $0.09 in the first quarter, $0.04 in the third quarter and $0.24 in the fourth quarter, thereby aggregating $0.38 per common share for the year (see Note (f) below).

(b) AOL Time Warner's historical financial statements for the prior period represents the financial results of America Online, as predecessor to AOL Time Warner. In order to enhance comparability, pro forma financial statements for 2000 are presented supplementally as if the merger of America Online and Time Warner had occurred at the beginning of 2000.

(c) AOL Time Warner's net loss per common share in 2000, on a pro forma basis, has been affected by certain significant transactions and nonrecurring items. These items consisted of (i) merger-related costs relating to the Merger and Time Warner's terminated merger agreement with EMI of approximately $46 million recognized in the first quarter, $41 million recognized in the second quarter, $52 million recognized in the third quarter and $16 million recognized in the fourth quarter, thereby aggregating $155 million for the year (Note 3), (ii) a noncash pretax charge of $220 million recognized in the first quarter relating to the write-down of AOL Time Warner's carrying value of its investment in Columbia House, a 50%-owned equity-method investee, and $579 million recognized in the fourth quarter to reduce the carrying value of certain publicly traded and privately held investments and restricted securities that had experienced other-than-temporary declines in market value and to reflect market fluctuations in equity derivative instruments (Note 8), (iii) net pretax gains (losses) relating to the sale or exchange of various cable television systems and other investments of $313 million recognized in the first quarter, $(7) million recognized in the second quarter, $65 million in the third quarter and $16 million recognized in the fourth quarter, thereby aggregating $387 million of net pretax gains for the year (Note 8), (iv) a $50 million pretax charge recognized in the second quarter relating to the Six Flags litigation (Note 5), (v) a pretax charge of $41 million recognized in the fourth quarter relating to the Road Runner restructuring (Note 4), (vi) a noncash, after-tax charge of $443 million (impact of $0.10 per basic and diluted common share) recognized in the first quarter reflecting the cumulative effect of an accounting change in connection with the adoption of a new film accounting standard (Note 1). The aggregate net effect of these items in 2000 was to increase basic loss per common share by $0.10 in the first quarter, $0.02 in the second quarter, and $0.08 in the fourth quarter, thereby aggregating $0.20 per common share for the year (see Note (f) below).

(d) AOL Time Warner's net income per common share in 2000, on a historical basis, has been affected by certain significant nonrecurring items. These items consisted of (i) merger-related costs of approximately $10 million recognized in the second quarter (Note 3), (ii) a noncash pretax charge of $535 million recognized in the fourth quarter to reduce the carrying value of certain publicly traded and privately held investments and restricted securities that had experienced other-than-temporary declines in market value and to reflect market fluctuations in equity derivative instruments (Note 8) and (iii) pretax gains of approximately $275 million from the sale or exchange of certain investments recognized in the first quarter (Note 8). The aggregate net effect of these items in 2000 was to increase basic income per common share by $0.07 in the first quarter and decrease basic income by share by $0.14 in the fourth quarter, thereby aggregating a net decrease in basic income per share of $0.07 for the year (see Note (f) below).

(e) Revenues reflect the provisions of SAB 101, which was adopted in the fourth quarter of 2000, and other reclassifications to conform to the 2000 presentation. The impact of SAB 101, on a pro forma basis, was to reduce revenues and costs by equal amounts of $91 million, $97 million, $89 million and $82 million in the first, second, third and fourth quarters of 2000, respectively and $33 million, $44 million, $30 million and $54 million in the first, second, third and fourth quarters of 2000, respectively, on a historical basis.

(f) Per common share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period and, with regard to diluted per common share amounts only, because of the inclusion of the effect of potentially dilutive securities only in the periods in which such effect would have been dilutive.

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AOL Time Warner Board of Directors*

Stephen M. Case
Chairman of the Board,
AOL Time Warner Inc.

Richard D. Parsons
Chief Executive Officer,
AOL Time Warner Inc.

Robert W. Pittman
Chief Operating Officer,
AOL Time Warner Inc.

Kenneth J. Novack
Vice Chairman,
AOL Time Warner Inc.

R.E. "Ted" Turner
Vice Chairman,
AOL Time Warner Inc.

Daniel F. Akerson
Chairman and CEO,
XO Communications, Inc.

James L. Barksdale
President and CEO,
Barksdale Management Corporation

Stephen F. Bollenbach
President and CEO,
Hilton Hotels Corporation

Frank J. Caufield
General Partner,
Kleiner Perkins Caufield & Byers

Miles R. Gilburne
Managing Member,
ZG Ventures, L.L.C.

Ambassador Carla A. Hills
Chairman and CEO,
Hills & Company, and
Former United States Trade Representative

Reuben Mark
Chairman and CEO,
Colgate-Palmolive Company

Michael A. Miles
Former Chairman and CEO,
Philip Morris Companies Inc.

Franklin D. Raines
Chairman and CEO,
Fannie Mae

Francis T. Vincent, Jr.
Chairman,
Vincent Enterprises

Senior Corporate Executives*

Stephen M. Case
Chairman of the Board

Richard D. Parsons
Chief Executive Officer

Robert W. Pittman
Chief Operating Officer

Kenneth J. Novack
Vice Chairman

R.E. "Ted" Turner
Vice Chairman

Paul T. Cappuccio
Executive Vice President,
General Counsel and Secretary

David M. Colburn
Executive Vice President and President of Business Development for Subscription Services and Advertising and Commerce Businesses

Adolf "Dolf" R. DiBiasio
Executive Vice President,
Strategy and Investments

Patricia Fili-Krushel
Executive Vice President,
Administration

Robert M. Kimmitt
Executive Vice President,
Global and Strategic Policy

Kenneth B. Lerer
Executive Vice President

Wayne H. Pace
Executive Vice President and Chief Financial Officer

William J. Raduchel
Executive Vice President and Chief Technology Officer

Mayo Stuntz, Jr.
Executive Vice President

Lennert J. Leader
President, Venture Group,
AOL Time Warner Investments

Edward I. Adler
Senior Vice President,
Corporate Communications

Kathryn A. Bushkin
Senior Vice President,
Corporate Relations and
President, AOL Time Warner Foundation

Marshall Cohen
Senior Vice President

Spencer B. Hays
Senior Vice President and
Deputy General Counsel

Robert D. Marcus
Senior Vice President

Frederick C. Yeager
Senior Vice President, Finance

Senior Operating Officers

Roger Ames
Chairman and CEO,
Warner Music Group

Jeffrey L. Bewkes
Chairman and CEO,
Home Box Office

Glenn A. Britt
Chairman and CEO,
Time Warner Cable

Joseph J. Collins
Chairman and CEO,
AOL Time Warner Interactive Video

Jamie Kellner
Chairman and CEO,
Turner Broadcasting System, Inc.

Laurence J. Kirshbaum
Chairman and CEO,
AOL Time Warner Book Group

Don Logan
Chairman and CEO,
Time Inc.

Michael Lynne
Co-Chairman and Co-CEO,
New Line Cinema

Barry M. Meyer
Chairman and CEO,
Warner Bros.

Barry Schuler
Chairman and CEO,
America Online, Inc.

Robert K. Shaye
Co-Chairman and Co-CEO,
New Line Cinema

Shareholder Information
AOL Time Warner Inc.

Corporate Publications

Copies of AOL Time Warner's annual report on Form 10-K for the year ended December 31, 2001 (excluding exhibits thereto) are available without charge upon written request to AOL Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attn: Investor Relations, or by e-mail to aoltimewarnerir@aol.com. The annual report on Form 10-K and AOL Time Warner's quarterly reports on Form 10-Q, as well as certain other documents filed with the SEC, are available on the Company's Investor Relations Web site at www.aoltimewarner.com/secfilings and on the SEC's Web site at www.sec.gov.

Forward-Looking Statements

Please refer to the section entitled "Caution Concerning Forward-Looking Statements" under Management's Discussion and Analysis of Results of Operations and Financial Condition included in this Annual Report.

Trademark Information

All trademarks and service marks referenced herein are owned by the respective AOL Time Warner company and/or its affiliates.

Transfer Agent

EquiServe Trust Company, N.A.
P.O.Box 43010
Providence, RI 02940-3014
Investor Relations Number:
1-800-733-5001
Internet Address:
http://www.equiserve.com

Auditors

Ernst & Young LLP
New York, NY

*Effective May 16, 2002, when Gerald M. Levin will step down from his positions as Chief Executive Officer and Director.

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AOL Time Warner

AOL Time Warner Inc.
NYSE: AOL
www.aoltimewarner.com

Corporate Headquarters
75 Rockefeller Plaza
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